Form 20-F
period 2025-12-31
OBOOK HOLDINGS INC.
filed 2026-04-29
CIK 2025416

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	Annual Report PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2025

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report _____________

For the transition period from __________ to __________

Commission file number 001-42858

OBOOK Holdings Inc.

(Exact name of Registrant as specified in its charter)

N/A

(Translation of Registrant’s name into English)

Cayman Islands

(Jurisdiction of incorporation or organization)

9F., No. 28, Wencheng Rd., Beitou Dist., Taipei City 112,

Taiwan, Republic of China

(Address of principal executive offices)

Winnie Lin

9F., No. 28, Wencheng Rd., Beitou Dist., Taipei City 112,

Taiwan, Republic of China

Tel: +886-2-6610-0180

Fax: +886-2-6610-0184

(Name, Telephone, Email and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Trading Symbol	Name of each exchange on which registered
Class A Common Shares	OWLS	Nasdaq, Inc.

Securities registered or to be registered pursuant to Section 12(g) of the Act.

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the Annual Report.

As of December 31, 2025:
Class A Common Shares, par value US$0.001 per share	37,883,816
Class B Common Shares, par value US$0.001 per share	50,508,000

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes __ No ☑

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes __ No ☑

Note – Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☑ No __

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☑ No _

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of "large accelerated filer," "accelerated filer," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ___	Accelerated filer ___	Non-accelerated filer ___	Emerging growth company ☑

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. __

†The term "new or revised financial accounting standard" refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. __

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. __

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). __

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP __

International Financial Reporting Standards as issued by the International Accounting Standards Board ☑
Other __

If "Other" has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

Item 17 __ Item 18 __

If this is an Annual Report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes __ No ☑

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.

Yes __ No __

i

FORWARD-LOOKING STATEMENTS

This Annual Report includes forward-looking statements regarding, among other things, our plans, strategies and prospects, both business and financial. These statements are based on the beliefs and assumptions of our management. Although we believe that our respective plans, intentions and expectations reflected in or suggested by these forward-looking statements are reasonable, we cannot assure you that we will achieve or realize these plans, intentions or expectations. Forward-looking statements are inherently subject to risks, uncertainties and assumptions. Generally, statements that are not historical facts, including statements concerning possible or assumed future actions, business strategies, events or results of operations, are forward-looking statements. These statements may be preceded by, followed by or include the words "believe", "estimate", "expect", "forecast", "may", "will", "should", "seek", "plan", "scheduled", "anticipate" or "intend" or similar expressions.

These forward-looking statements are not intended to serve as, and must not be relied on as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability regarding future performance, events or circumstances. Many of the factors affecting actual performance, events and circumstances are beyond our control. The risk factors and cautionary language discussed in this Annual Report provide examples of risks, uncertainties and events that may cause actual results to differ materially from the expectations described by us in such forward-looking statements. Important factors that could cause those differences include, but are not limited to:

•
general local and global economic conditions;
•
our ability to retain existing customers, attract new customers, and increase transaction volumes;
•
our ability to achieve profitability;
•
our ability to obtain additional capital to support our operations and growth on acceptable terms;
•
our ability to develop products and services that keep pace with rapid technological change;
•
our international operations which expose us to significant legal, regulatory, operational, and macroeconomic risks;
•
the intense competition from established financial services providers, payment processors, and emerging fintech companies;
•
the continuing services of our founder and key personnel;
•
fluctuations in foreign currency exchange rates, in particular the New Taiwan Dollar, could adversely affect our reported results;
•
the regulatory environment for stablecoins and digital assets;
•
cybersecurity incidents or system failures;
•
disruptions to our cloud infrastructure;
•
our ability to obtain or maintain necessary regulatory licenses in the jurisdictions where we operate; and
•
the other matters described in "Item 3. Key Information — D. Risk Factors."

Such forward-looking statements with respect to our revenues, earnings, performance, strategies, prospects and other aspects of the businesses are neither historical facts nor assurances of future performance. Instead, they are based only on our current beliefs, expectations and assumptions regarding the future of the business, future plans and strategies, anticipated events and trends, the economy and other future conditions that are subject to risks and uncertainties. These forward-looking statements are not intended to serve as, and must not be relied on as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability regarding future performance, events or circumstances. Many of the factors affecting actual performance, events and circumstances are beyond our control. You should read thoroughly this Annual Report and the documents that we refer to with the understanding that our actual future results may be materially different from and worse than what we expect. We qualify all of our forward-looking statements by these cautionary statements. Should one or more of these risks or factors materialize, or should any of our assumptions prove incorrect, actual results may vary in material respects from those anticipated in these forward-looking statements. There may be additional risks considered to be immaterial or which are unknown. It is not possible to predict or identify all such risks.

In addition, statements that "we believe" and similar statements reflect our beliefs and opinions on the relevant subject. These statements are based upon information available to us, as of the date of this Annual Report, and while we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete, and such statements should not be read to indicate that such party has conducted an exhaustive inquiry into, or review of, all potentially available relevant information. These statements are inherently uncertain and investors are cautioned not to unduly rely upon these statements.

You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this Annual Report. Accordingly, forward-looking statements should not be relied upon as representing our views as of any subsequent date.

All forward-looking statements included herein are expressly qualified in their entirety by the cautionary statements contained or referred to in this section. Except to the extent required by applicable laws and regulations, we undertake no obligations to update these forward-looking statements to reflect events or circumstances after the date of this Annual Report or to reflect the occurrence of unanticipated events. In the event that any forward-looking statement is updated, no inference should be made that we will make additional updates with respect to that statement, related matters, or any other forward-looking statements. Any corrections or revisions and other important assumptions and factors that could cause actual results to differ materially from forward-looking statements, including discussions of additional significant risk factors, may appear in our public filings with the SEC, which are or will be (as appropriate) accessible at www.sec.gov, and which you are advised to consult. For additional information, please see "Item 10. Additional Information — H. Documents on Display."

Certain Terms and Conventions

Unless otherwise indicated or the context otherwise requires, references in this Annual Report to:

"AML" are to anti-money laundering;

"ACH" are to automated clearing houses;

"B&B" are to bed and breakfast providers;

"B2B" are to transactions or business conducted between businesses;

"B2C" are to transactions or business conducted between businesses and consumers;

"Board" or "Board of Directors" are to the board of directors of the Company;

"C2C" are to transactions or business conducted between individuals;

"CAGR" are to compound annual growth rate;

"CEO" are to the chief executive officer of the Company;

"CFTC" are to the Commodity Futures Trading Commission;

"Class A Common Shares" are to the Class A common shares with nominal or par value of US$0.001 per share of OBOOK Holdings Inc.;

"Class B Common Shares" are to the Class B common shares with nominal or par value of US$0.001 per share of OBOOK Holdings Inc.;

"Common Shares" are to the Class A Common Shares and the Class B Common Shares;

"CTF" are to counter-terrorist financing;

"E-commerce" or "E-commerce platform" are to our business segment of e-commerce platform and services;

"EMEA" are to Europe, Middle East and Africa;

"EU" are to the European Union;

"EURC" are to a digital stablecoin managed by Circle and designed to track Euros in value;

"Exchange Act" are to the Securities Exchange Act of 1934, as amended;

"GYEN" are to a digital stablecoin managed by GMO Trust and designed to track Japanese yen in value;

"Hospitality" or "Hospitality services" are to our business segment of hospitality products and services;

"IASB" are to the International Accounting Standards Board;

"IFRS" are to International Financial Reporting Standards as issued by IASB;

"MSBs" are to money services businesses;

"MTLs" are to money transmitter licenses;

"NTD" and "NT$" are to New Taiwan dollars, the legal currency of the Republic of China;

"OTAs" are to online travel agencies;

"OwlPay" are to our platform for payment-related products and services, including OwlPay Payment, OwlPay Wallet Pro, OwlPay Cash and OwlPay Harbor. OwlPay Payment includes PayNow services. Unless otherwise indicated by the context, references to "OwlPay" include PayNow;

"OwlPay Holdings" are to OWLPAY HOLDINGS PTE. LTD, a company incorporated under the laws of Singapore and a wholly-owned subsidiary of the Company;

"Payment" or "Payment services" are to our business segment of payment products and services;

"PayNow" are to PayNow Inc.;

"PMSs" are to property management systems;

"PSPs" are to payment service providers;

"RSAs" are to restricted share awards granted under our Share Incentive Plan;

"RSUs" are to restricted share units granted under our Share Incentive Plan;

"SaaS" are to software-as-a-service;

"SEC" are to the U.S. Securities and Exchange Commission;

"Securities Act" are to the Securities Act of 1933, as amended;

"Shares" are to a share in the capital of the Company, including the Common Shares;

"Share Incentive Plan" are to our share incentive plan as adopted on July 15, 2021;

"SMEs" are to small- and medium-sized enterprises;

"stablecoins" are a type of digital asset designed to maintain a relatively stable value by tracking the price of a reserve asset, typically a fiat currency like the U.S. dollar or a commodity like gold;

"USDC" are to USD Coin, a digital stablecoin managed by Circle and designed to track U.S. dollars in value;

"wallet" are to a set of network addresses on certain blockchain networks, each of which network address is generated through a unique "public key" and "private key" pair; "hosted wallet" are to a wallet for which the complete private key is held by a third-party wallet service provider such as us and the private key cannot be exported by the user; "unhosted wallet" are to a wallet for which at least some portion of the private key is held directly by the user and the portion of private key held by a third-party wallet service provider such as us can be exported by the user at any time;

"we," "us," "our company," "our," "the Company," "OwlTing" and "OwlTing Group" are to OBOOK Holdings Inc., and, except where the context otherwise requires, its subsidiaries;

"US$," "U.S. dollars" and "$" are to the legal currency of the United States;

"ZUSD" are to a digital stablecoin managed by GMO Trust and designed to track U.S. dollars in value.

We own service marks and trade names for use in connection with the operations of our business, including, but not limited to, OwlTing Market, OwlNest, OwlJourney, OwlStay, OwlTing Experiences, OwlPay, OwlPay Payment, OwlPay Wallet Pro, OwlPay Cash and OwlPay Harbor. Solely for convenience, the trademarks, service marks and trade names referred to in this Annual Report may be listed with or without the ™ symbol, but we will assert, to the fullest extent under applicable law, our applicable rights in these trademarks, service marks and trade names.

v

PART I

Item 1. Identity of Directors, Senior Management and Advisors

Not applicable.

Item 2. Offer Statistics and Expected Timetable

Not applicable.

Item 3. Key Information

A.
[Reserved]
B.
Capitalization and Indebtedness

Not applicable.

C.
Reasons for the Offer and Use of Proceeds

Not applicable.

D.
Risk Factors

You should carefully consider the risks described below before making an investment decision. Additional risks not presently known to us or that we currently deem immaterial may also impair our business operations. Our business, financial condition or results of operations could be materially and adversely affected by any of these risks. The trading price and value of our securities could decline due to any of these risks, and you may lose all or part of your investment. This Annual Report also contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including the risks faced by us described below and elsewhere in this Annual Report.

Risks Related to Our Business, Industry, and Operations

Our growth may not be sustainable and depends on our ability to retain existing customers, attract new customers, and increase transaction volumes.

While we have recorded revenue growth in recent periods, there is no assurance that our rate of growth will continue at the same pace or at all. Our revenue growth has been primarily driven by our Payment services segment, and in particular by our traditional payment gateway business operated through PayNow, which was acquired in May 2023. As the contribution from our existing payment gateway business stabilizes, our ability to sustain revenue growth will depend increasingly on the successful commercialization and market acceptance of newer product lines, including OwlPay Cash, OwlPay Harbor, and OwlPay Wallet Pro. Although these newer product lines generated a minimal amount of revenue in 2025, such revenue was not material, and there can be no assurance that any of these product lines will achieve meaningful market acceptance, generate material revenue in 2026 or thereafter, or contribute positively to our overall financial performance within any particular timeframe. The limited revenue generated to date from these newer product lines may not be indicative of future performance, and we may be unable to scale these businesses at the pace or to the extent we currently anticipate.

Our customers, including business customers, have no obligation to continue using our services. Our standard contracts with business customers generally allow termination at any time or following a limited notice period, and individual customers may freely switch to competing payment service providers at any time without incurring significant switching costs. Our customers' continued use of our services may be affected by a number of factors, including their level of satisfaction with our products and services, the pricing and quality of competing offerings, general economic conditions, and changes in their own business operations or strategies. Furthermore, larger business customers may maintain relationships with multiple payment service providers simultaneously and may shift transaction volumes away from us to competitors at any time without necessarily terminating their contracts with us.

Any failure on our part to retain existing customers, attract new customers, successfully commercialize our newer product lines, or increase revenue from both new and existing customers could materially and adversely affect our business, financial condition, and results of operations.

We have incurred operating losses since inception, and our ability to achieve profitability is uncertain.

We recorded net losses of US$6.8 million, US$10.3 million, and US$31.9 million for the years ended December 31, 2023, 2024, and 2025, respectively. The significant increase in our net loss in 2025 was primarily attributable to share-based compensation expenses recognized in connection with the restricted share units and restricted shares granted under our Share Incentive Plan. As of December 31, 2025, our accumulated deficit was US$92.5 million and our total current liabilities exceeded our total current assets by approximately US$6.1 million. We have historically financed our operations primarily through equity financings, bank borrowings, loans from related parties, and simple agreements for future equity (SAFE agreements).

We expect to continue investing in our business, including in developing new payment products and services, expanding into additional jurisdictions, obtaining and maintaining regulatory licenses, and recruiting personnel. These investments will increase our operating expenses and may not result in corresponding increases in revenue in the near term or at all. As a public company listed on the Nasdaq Global Market since October 2025, we have incurred, and expect to continue to incur, increased costs associated with public company compliance, including legal, accounting, audit, investor relations, and directors' and officers' liability insurance expenses, which we did not incur as a private company.

Our ability to achieve profitability depends on numerous factors beyond our immediate control, including the pace of adoption of our newer payment products such as OwlPay Cash, OwlPay Harbor, and OwlPay Wallet Pro, the growth of stablecoin-based payment solutions in the markets in which we operate, our ability to manage and control operating expenses as we scale, and general macroeconomic and regulatory conditions. There can be no assurance that we will achieve or maintain profitability in the future. If we continue to incur losses, we may need to raise additional capital through equity financings, convertible bonds, or other instruments, which may not be available on acceptable terms and which may result in dilution to our existing shareholders or impose additional restrictions on our operations.

We may require additional capital to support our operations and growth, and such financing may not be available on acceptable terms.

We have funded our operations through a variety of instruments, including equity financings, bank borrowings, loans from related parties, SAFE agreements, and convertible notes. As we continue to invest in product development, international expansion, and regulatory licensing, we may need to raise additional capital in the future through one or more of these instruments or through other means, including additional equity offerings, senior or subordinated debt securities, or credit facilities.

Our outstanding convertible notes, as well as any future convertible debt instruments we may issue, present specific risks to our shareholders and liquidity position. Upon conversion, holders will receive Class A Common Shares, resulting in dilution to existing shareholders. If the trading price of our Class A Common Shares is below the applicable conversion price at maturity, holders may elect to require repayment in cash rather than convert, which could place significant demands on our liquidity. The terms of our existing and any future debt instruments may also impose restrictive covenants that limit our operational flexibility.

If we are unable to obtain additional financing when needed, we may be required to delay or reduce planned investments, curtail our international expansion, or otherwise scale back our operations, any of which could materially and adversely affect our business, financial condition, and results of operations.

Our success depends on our ability to develop products and services that keep pace with rapid technological change.

The payment, hospitality, e-commerce, and blockchain technology industries are characterized by rapid technological change, evolving industry standards, and the frequent introduction of new products and services by existing and emerging competitors. Our current payment product suite — including OwlPay Payment, OwlPay Cash, OwlPay Wallet Pro, and OwlPay Harbor — must continuously evolve to remain competitive and to meet the changing needs of our customers.

Developing and incorporating new technologies into our products and services requires substantial expenditure and time, and we may not be successful in realizing a return on these development efforts in a timely manner or at all. New products or services that we develop may not achieve market acceptance, and enhancements to our existing products may fail to generate the expected benefits. Furthermore, our ability to develop new products and services may be constrained by industry-wide standards, requirements imposed by financial institutions and payment networks, applicable laws and regulations, resistance to change from our customers or their payment counterparties, or third-party intellectual property rights. If we fail to accurately anticipate technological developments or respond effectively to changes in our industry, our products and services could become outdated or less competitive, which could result in a loss of customers and revenue, and materially and adversely affect our business, financial condition, and results of operations.

Our international operations expose us to significant legal, regulatory, operational, and macroeconomic risks.

We currently operate in Taiwan, the United States, Japan, Singapore, Hong Kong, Malaysia, Thailand, and Poland, and we plan to expand into additional jurisdictions including the European Union and markets in South America. As we expand our international footprint, we are increasingly subject to obligations to comply with the laws, rules, regulations, and policies of multiple jurisdictions, many of which are complex, rapidly evolving, and sometimes conflicting with one another.

Operating across multiple jurisdictions requires us to manage a diverse and geographically dispersed workforce, adapt our products and services to local market preferences and regulatory requirements, and maintain effective internal controls and compliance programs across different legal environments. We may have limited experience operating in certain new markets, and the costs and challenges associated with international expansion may be greater than we anticipate. If we are unable to successfully manage the complexity of our international operations, or if we fail to comply with applicable laws and regulations in any of the jurisdictions where we operate, we could be subject to regulatory sanctions, fines, penalties, or reputational harm, any of which could materially and adversely affect our business, financial condition, and results of operations.

Geopolitical conflicts, trade policy uncertainties, and global economic instability could adversely affect our business.

We operate a global payment infrastructure that processes cross-border transactions across multiple jurisdictions. Geopolitical conflicts, including the ongoing conflict in the Middle East, as well as global trade policy uncertainties, including the imposition of tariffs and other trade barriers by the United States and other countries, have contributed to heightened global economic uncertainty, rising energy prices, renewed inflationary pressures, and increased volatility in financial markets. While our payment and software services are not directly subject to tariff measures, a reduction in global trade volumes or cross-border commercial activity resulting from such developments could adversely affect the volume and value of transactions processed through our OwlPay platform.

In addition, geopolitical instability has resulted in increased regulatory scrutiny of cross-border payment flows and digital asset transactions in certain jurisdictions, including enhanced sanctions compliance and anti-money laundering requirements. As our payment infrastructure supports settlement across multiple payment rails and jurisdictions, any increased friction in cross-border financial flows, restrictions on international transactions, or heightened compliance requirements resulting from geopolitical developments could increase our operational complexity and compliance costs.

A prolonged period of global economic slowdown resulting from geopolitical conflicts or trade tensions could also reduce consumer and business spending across our key markets, including Taiwan and Asia-Pacific, and adversely affect demand for our payment and hospitality services. We cannot predict the duration, scope, or outcome of current or future geopolitical events or changes in trade policy, and the potential impact on our business, financial condition, and results of operations could be material.

We face intense competition from established financial services providers, payment processors, and emerging fintech companies.

The global payments industry is highly competitive and rapidly evolving, characterized by continuous technological innovation, shifting customer preferences, and frequent introduction of new products and services. We compete with a broad range of participants, including incumbent payment service providers, international and regional banks, credit card networks, non-traditional payment processors, and emerging fintech and blockchain-based payment companies. Many of these competitors have significantly greater financial resources, larger customer bases, more established brand recognition, and longer operating histories than we do.

Certain competitors, particularly those operating in less regulated segments of the digital asset and blockchain payment space, may be subject to less burdensome licensing and regulatory requirements than we are, enabling them to offer lower prices, support a broader range of digital assets, or respond more rapidly to new market opportunities. Our focus on regulatory compliance, while important for the long-term sustainability of our business, may limit our ability to match the speed or pricing of less-regulated competitors in the near term.

If we are unable to differentiate our products and services, maintain competitive pricing, or otherwise compete successfully in the markets in which we operate, we may lose customers and market share, which could materially and adversely affect our business, financial condition, and results of operations.

A significant portion of our revenue is concentrated in Taiwan, and our geographic concentration creates risk.

For the year ended December 31, 2025, over 99% of our total revenue was derived from Taiwan-based operations, consistent with prior years. Although we have begun to generate a minimal amount of revenue from international markets in 2025, such revenue remains immaterial and there can be no assurance that our international operations will grow at a sufficient pace to meaningfully reduce our geographic concentration in Taiwan within any particular timeframe.

Our continued dependence on Taiwan-based operations exposes us to a number of risks. Adverse economic conditions, changes in consumer or business spending, natural disasters, or unfavorable regulatory developments in Taiwan could disproportionately and adversely affect our revenue and overall financial performance. In addition, our business could be materially disrupted by geopolitical developments affecting Taiwan, including tensions in cross-Strait relations between Taiwan and the People's Republic of China. See "— Cross-Strait relations between Taiwan and the People's Republic of China pose macroeconomic and geopolitical risks" for a more detailed discussion of these risks. Any of these factors could have a disproportionately large adverse effect on our business, financial condition, and results of operations compared to a company with a more geographically diversified revenue base.

While we are actively pursuing international expansion, including into the United States, Japan, the European Union, and markets in South America, there can be no assurance that such efforts will succeed, that revenue generated from new markets will be material, or that our overall revenue base will become less concentrated in Taiwan in the near to medium term.

Cross-Strait relations between Taiwan and the People's Republic of China pose macroeconomic and geopolitical risks.

Our business, substantially all of our assets, and the majority of our workforce are located in Taiwan. The People's Republic of China asserts sovereignty over Taiwan, does not recognize the legitimacy of the Taiwan government, and has not renounced the possibility of using force to gain control over Taiwan. Any escalation in cross-Strait tensions, including military actions, economic sanctions, or other adverse developments, could significantly disrupt our business operations, negatively affect investor sentiment toward Taiwan-based companies, and adversely affect our financial condition and results of operations.

Our operations depend on the continuing services of our founder and key personnel.

Our performance depends substantially on the continued service of our founder and Chief Executive Officer, Darren Wang, who holds 67.2% of the total voting power of the Company and oversees our strategic direction and key business relationships. Mr. Wang's experience in blockchain technology and fintech, as well as his relationships with our strategic investors, customers, and business collaborators, are integral to our business. The loss of Mr. Wang's services, or any prolonged absence, could significantly disrupt our operations and have a material adverse effect on our business.

We also depend on other key members of our management and technical teams. Competition for qualified personnel in the blockchain technology and fintech sectors is intense, and we may not be able to attract and retain the talent we need at compensation levels acceptable to us. The loss of any key personnel, or our inability to attract qualified replacements, could adversely affect our ability to execute our business strategy and meet our regulatory obligations, which could materially and adversely affect our business, financial condition, and results of operations.

Real or perceived inaccuracies in our key business metrics may harm our reputation and negatively affect our business, and these key business metrics are subject to assumptions and limitations and may not provide an accurate indication of our future or expected results.

The key business metrics we use to measure our business are calculated using internal company data based on the activity we measure on our platforms and may be compiled from multiple systems, including systems that are organically developed or acquired through business combinations. There are inherent challenges and limitations in measuring our business across various jurisdictions, and the methodologies used to calculate our metrics inherently require certain assumptions and judgments. We regularly review our processes for calculating these metrics, and from time to time we may make adjustments to improve their accuracy or relevance. Further, as our business develops, we may revise or cease reporting metrics if we determine that such metrics are no longer appropriate measures of our performance. If investors, customers or other stakeholders do not believe our reporting metrics accurately reflect our business, or they disagree with our methodologies, our reputation may be harmed and our business may be adversely impacted.

The key business metrics we use may not always reflect our actual performance, and investors should consider these metrics in light of the assumptions used in calculating such metrics and limitations as a result thereof. In addition, investors should not place undue reliance on these metrics as an indicator of our future or expected results. Moreover, these metrics may differ from similarly titled metrics presented by other companies and may not be comparable to such other metrics.

The demands of operating as a public company may divert management attention from our core business operations.

Our management has limited prior experience operating a publicly listed company. Since our listing on Nasdaq in October 2025, our management team has been required to devote significant time and attention to public company compliance obligations, including financial reporting, investor relations, and regulatory compliance under the U.S. Securities Exchange Act of 1934, the Sarbanes-Oxley Act of 2002, and Nasdaq Listing Rules. These demands may divert management attention and resources away from our core business operations, including the development and commercialization of our payment products, international expansion, and the management of our hospitality and e-commerce businesses. If our management is unable to effectively balance these competing demands, our operational performance and results of operations could be materially and adversely affected.

Risks Related to Our Financial Results

Our financial results may fluctuate significantly from period to period.

Our periodic financial results may be influenced by many factors, including fluctuations in payment transaction volumes, the success of new product launches, changes in our customer mix, foreign currency exchange rate movements, variations in operating expenses, and the timing of recognition of revenue and costs. Many of these factors are beyond our control, and their effects may be difficult to predict or offset. As a result, period-to-period comparisons of our operating results may not be meaningful, and our financial results in any given period should not be viewed as indicative of future performance. Our results of operations could fall below the expectations of public market analysts and investors, which could cause the trading price of our Class A Common Shares to decline significantly.

Fluctuations in foreign currency exchange rates, in particular the New Taiwan Dollar, could adversely affect our reported results.

A predominant portion of our revenues and costs are denominated in New Taiwan Dollars (NTD), while our consolidated financial statements are presented in U.S. dollars. As a result, fluctuations in the exchange rate between the NTD and the U.S. dollar directly affect our reported financial results. For the year ended December 31, 2025, we recognized a net foreign currency exchange gain of approximately US$829,067, compared to a net foreign currency exchange loss of approximately US$1.0 million for the year ended December 31, 2024, and a net gain of US$71,170 for the year ended December 31, 2023. The significant swing between 2024 and 2025 illustrates the degree of volatility to which our reported results are exposed.

As we expand our international operations, our revenues and costs may increasingly become denominated in other foreign currencies, including the Japanese Yen, Euro, and Singapore Dollar, which could further increase our exposure to foreign currency fluctuations. We do not currently maintain any hedging arrangements to manage our foreign currency exposure, and there can be no assurance that we will implement such arrangements in the future. Future fluctuations in exchange rates could have a material adverse effect on our reported revenues, expenses, and overall financial results, and may make period-to-period comparisons of our financial performance more difficult.

As a newly listed public company, we expect to incur significantly increased costs and our financial results may be adversely affected.

Since the listing of our Class A Common Shares on Nasdaq in October 2025, we have incurred, and expect to continue to incur, significantly increased costs associated with operating as a public company, including legal, accounting, audit, investor relations, and directors' and officers' liability insurance expenses that we did not incur as a private company. These additional costs will increase our operating expenses and may not be offset by a corresponding increase in revenue. Furthermore, if we fail to maintain effective internal controls, meet our reporting obligations in a timely manner, or comply with applicable securities laws and Nasdaq listing requirements, we could be subject to regulatory sanctions, reputational harm, or delisting from Nasdaq, any of which could materially and adversely affect our business and the trading price of our Class A Common Shares.

We may not maintain effective internal control over financial reporting.

As a public company, we are subject to the reporting and certification requirements of the Sarbanes-Oxley Act of 2002, including the requirement under Section 302 for our Chief Executive Officer and Chief Financial Officer to certify as to the effectiveness of our disclosure controls and procedures in each Annual Report. Beginning with our second Annual Report on Form 20-F, we will also be required to provide management's assessment of the effectiveness of our internal control over financial reporting pursuant to Section 404(a) of the Sarbanes-Oxley Act. As an "emerging growth company" under the JOBS Act, we are exempt from the requirement to obtain an attestation report from our independent registered public accounting firm on the effectiveness of our internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act for so long as we maintain such status. Upon ceasing to qualify as an emerging growth company, we will become subject to this additional requirement, which would further increase our compliance costs and management obligations.

We have limited accounting and financial reporting personnel and are continuing to invest in strengthening our internal control systems and processes. Our internal controls may not be sufficient to prevent or detect all material errors or fraud, particularly as our business grows in complexity and we expand into new products, services and jurisdictions. If we fail to maintain effective internal controls, or if our management identifies a material weakness in our internal control over financial reporting in connection with the assessment required under Section 404(a), we may be unable to produce accurate and timely financial statements. Any such failure could result in restatements of our financial statements, loss of investor confidence, a decline in the trading price of our Class A Common Shares, and potential regulatory investigations or sanctions.

Risks Related to Digital Assets and Stablecoins

The regulatory environment for stablecoins and digital assets continues to evolve rapidly, and changes in laws or regulations could adversely affect our business.

Our payment products, including OwlPay Payment, OwlPay Cash, OwlPay Harbor, and OwlPay Wallet Pro, are designed to facilitate transactions in stablecoins, principally USDC. The regulatory treatment of stablecoins and digital assets is evolving rapidly in the United States and internationally, and the legal and compliance landscape applicable to our business may change significantly and unpredictably.

In the United States, the GENIUS Act was signed into law in July 2025, establishing a federal regulatory framework for "payment stablecoins," including specific reserve, licensing, and oversight requirements. Implementation of the GENIUS Act remains ongoing, and federal banking agencies and other regulators may issue additional rules, guidance, and supervisory expectations relating to payment stablecoin issuance, reserve management, anti-money laundering compliance, operational controls, and related matters. Separately, the U.S. Congress is considering the CLARITY Act, which would establish a broader framework for digital assets, including potential registration requirements with the CFTC. U.S. regulatory agencies may also continue to issue statements, interpretations, or guidance regarding the classification, treatment, offering, transfer, custody, or use of digital assets and stablecoins, which may affect our business model, counterparties, and compliance obligations. Although the SEC published a statement in April 2025 indicating that certain dollar-backed stablecoins would not be treated as securities, such statement is not legally binding and is subject to facts and circumstances analysis. There can be no assurance that the digital assets involved in our operations, including stablecoins and other digital assets we hold to facilitate gas fee payments, will not be deemed securities or commodities by applicable regulators or courts. Outside the United States, regulators in the European Union, Japan, Singapore, and other jurisdictions where we operate are also actively developing regulatory frameworks for stablecoins and digital assets.

These evolving regulatory requirements may increase our compliance costs, limit our product offerings, restrict our ability to serve certain customers or markets, or require us to modify or discontinue certain products or services. There can be no assurance that our compliance efforts will be adequate or timely, or that we will not be subject to regulatory investigations, sanctions, or penalties as a result of changes in the applicable regulatory environment.

We hold stablecoins and other digital assets in connection with our payment operations, and are exposed to risks of volatility, loss, and theft.

As of December 31, 2025, we held a de minimis amount of stablecoins and other digital assets for operational purposes, including to facilitate gas fee payments on supported blockchain networks. As our stablecoin payment business develops, we may hold larger amounts of stablecoins and other digital assets. Digital assets we hold are subject to a number of risks, including price volatility, technical failures in underlying blockchain networks, cybersecurity attacks, loss or destruction of private keys, and uncertainty regarding the adequacy of reserves backing third-party stablecoins such as USDC. Unlike traditional bank deposits, digital assets are generally not protected by any government-backed deposit insurance scheme, and any loss may be permanent and irreversible. Any loss, theft, or impairment of digital assets we hold could adversely affect our business, results of operations, and financial condition.

Risks Related to Technology, Data Privacy, and Intellectual Property

Cybersecurity incidents or system failures could harm our business, customers, and reputation.

Our payment platform processes and transmits sensitive financial and personal data on behalf of our customers. We have experienced, and may in the future experience, cybersecurity incidents including breaches of security measures or unauthorized access to customer data. To date, none of these incidents has materially affected our business, results of operations, or financial condition. The methods used to conduct cyberattacks are constantly evolving and increasingly sophisticated. Any significant cybersecurity incident could result in loss of customer funds or data, regulatory investigations, substantial costs of remediation, legal liability, and reputational harm. Our IT general controls are a fundamental component of our internal control framework, and any material failure in these controls could affect the reliability of our financial reporting. As we scale our operations and expand our digital asset-related services, maintaining the integrity and security of our systems will become increasingly complex, and we cannot assure you that our existing controls and security measures will be sufficient to prevent all such incidents.

Disruptions to our cloud infrastructure could impair our services.

Our products and services, including our OwlPay payment suite, hospitality platforms, and e-commerce platform, depend on the continuous and reliable operation of third-party cloud infrastructure, principally Amazon Web Services (AWS). Any interruption, outage, or deterioration in service quality by AWS or other cloud infrastructure providers could materially impair our ability to operate our platforms and serve our customers across all of our business segments. We currently have limited ability to quickly transition to alternative cloud providers, and any such transition may be time-consuming, costly, and disruptive to our operations. Any such disruptions could expose us to customer claims, regulatory scrutiny, and reputational harm, any of which could materially and adversely affect our business, financial condition, and results of operations.

Our stablecoin-related services are subject to significant technological and operational risks.

Our stablecoin-related payment products, including OwlPay Payment, OwlPay Harbor and OwlPay Wallet Pro, depend on the continuous and reliable operation of multiple public blockchain networks, including Ethereum, Avalanche, Polygon, Optimism, Arbitrum, Stellar, and Solana. Any disruption, congestion, technical failure, or security vulnerability affecting these underlying blockchain networks could impair our ability to process transactions, result in delays or losses of customer funds, and adversely affect our reputation and business.

In addition, our wallet services require us to securely manage private keys on behalf of our customers. Although we employ a Multi-Party Computation (MPC) architecture to safeguard private keys, no security measure is infallible. Any unauthorized access to, or loss or destruction of, private keys could result in the permanent and irreversible loss of customer digital assets, exposing us to significant financial liability and reputational harm. Furthermore, changes or upgrades to underlying blockchain protocols, including hard forks or software updates, could introduce compatibility issues or security vulnerabilities that disrupt our services.

Any of the foregoing technological or operational failures could result in loss of customer assets, regulatory scrutiny, legal claims, and reputational damage, any of which could materially and adversely affect our business, financial condition, and results of operations.

Risks Related to Laws and Regulations

We may not be able to obtain or maintain necessary regulatory licenses in the jurisdictions where we operate.

Our payment business is subject to money transmission, virtual asset service provider, and other financial services regulations in multiple jurisdictions. As of December 31, 2025, we hold money transmitter licenses in 39 U.S. states, a VASP registration in Poland, and an EPISP registration in Japan. We are in the process of applying for additional licenses in the remaining U.S. states, the European Union, Japan, Singapore, and Hong Kong.

The process of obtaining and maintaining regulatory licenses is time-consuming, costly, and subject to regulatory discretion. Requirements for obtaining licenses may change, and regulators may impose additional conditions or restrictions on our existing licenses that limit our ability to conduct certain business activities. There can be no assurance that we will obtain any or all of the additional licenses we are seeking in a timely manner, that our existing licenses will be renewed upon expiration, or that our licenses will not be suspended or revoked as a result of changes in applicable regulations or our failure to comply with license conditions.

Failure to obtain or maintain required licenses in any jurisdiction could result in fines, penalties, suspension, or discontinuation of our operations in the affected jurisdiction, require us to modify or discontinue certain products or services, and expose us to reputational harm, any of which could materially and adversely affect our business, financial condition, and results of operations.

We are subject to complex and evolving anti-money laundering, counter-terrorist financing, and sanctions regulations.

As a licensed money services business and payment service provider operating across multiple jurisdictions, we are subject to extensive and complex AML, CTF, and sanctions compliance obligations, including the Bank Secrecy Act and regulations administered by the U.S. Department of the Treasury's Financial Crimes Enforcement Network (FinCEN) and Office of Foreign Assets Control (OFAC), as well as equivalent regulations in other jurisdictions where we operate. These obligations require us to maintain robust compliance programs, including customer due diligence and know-your-customer (KYC) procedures, transaction monitoring systems, and suspicious activity reporting mechanisms, all of which require substantial and ongoing investment in compliance systems and personnel.

Our payment products, including those involving stablecoin transactions, may be particularly susceptible to attempts by bad actors to exploit our services for money laundering, terrorist financing, or sanctions evasion purposes. While we collaborate with industry-leading AML service providers, including Sumsub and Chainalysis, to enhance our compliance capabilities, no compliance program can guarantee the detection and prevention of all illicit activity. As we expand our operations into new jurisdictions and launch new products, our compliance obligations will become increasingly complex and costly.

Failure to comply with applicable AML, CTF, or sanctions regulations could result in significant civil or criminal penalties, regulatory sanctions, suspension or revocation of our licenses, and reputational damage, any of which could materially and adversely affect our business, financial condition, and results of operations.

We are subject to complex data protection and privacy laws in multiple jurisdictions.

Our payment, hospitality, and e-commerce services involve the collection, processing, and transmission of sensitive personal and financial data, including names, addresses, government identification numbers, payment card information, and bank account details, across multiple jurisdictions. The data protection and privacy laws applicable to our business include the European Union's General Data Protection Regulation (GDPR), Taiwan's Personal Data Protection Act, Japan's Act on the Protection of Personal Information, and other similar regimes in the markets where we operate or plan to operate, each imposing significant obligations with respect to the collection, use, storage, transfer, and security of personal data.

Any failure, or perceived failure, to comply with applicable data protection and privacy laws, whether due to a data breach, inadequate data governance practices, or changes in regulatory requirements, could expose us to regulatory investigations, significant fines and penalties, civil litigation, and reputational harm, any of which could materially and adversely affect our business, financial condition, and results of operations.

We may from time to time become a party to litigation, regulatory scrutiny, government inquiries and other legal or administrative disputes and proceedings that may materially and adversely affect us.

The volume and significance of disputes and government inquiries could increase as our products, services and business expand in complexity, scale, scope and geographic reach. Any regulatory inquiry or legal proceedings would be costly, time-consuming, disruptive to our operations, and potentially generate negative publicity and reputational harm, regardless of the outcome. In case of an adverse verdict, we could be forced to pay substantial monetary judgments, prevented or limited from offering certain products or services; forced to change our business practices or customer agreement terms in ways that may increase costs or reduce revenues; delay or preclude planned transactions or product launches or improvements; or suspend or terminate parts of our operations. Determining legal reserves or possible losses from legal matters involves significant estimates and judgments and may not reflect the full range of uncertainties and unpredictable outcomes. We may be exposed to losses in excess of the amount recorded, and such amounts could be material. If our estimates and assumptions change or prove to have been incorrect, this could have a material adverse effect on our business, financial position, results of operations or cash flows.

Our Taiwan subsidiaries are subject to foreign exchange control imposed by Taiwan authorities, which may affect the paying dividends, repatriating the interest or making other payments to us.

Currently, Taiwan regulates only those foreign exchange transactions that involve currency conversion from NTD to foreign currency or from foreign currency to NTD (collectively, "Regulated Transactions"). Generally, Regulated Transactions involving NTD 500,000 or more shall be declared to the Central Bank of Taiwan. Furthermore, (i) for a single remittance of Regulated Transaction involving NTD equivalent to US$1 million or more, relevant documents shall be verified by banks before such transactions can be processed, and (ii) if the annual accumulated settlement amount of Regulated Transactions exceeds US$50 million, such foreign exchange settlement is subject to the approval of the Central Bank of Taiwan. The Taiwan government may impose further foreign exchange restrictions in certain emergency situations, where the Taiwan government experiences extreme difficulty in stabilizing the balance of payments or where there are substantial disturbances in the financial and capital markets in Taiwan. If our payment-related products and services, or the dividend payments or other payments by our Taiwan subsidiaries to us, involve the currency conversion from NTD to a foreign currency, such conversion would be subject to the foregoing foreign exchange control.

Risks Related to Third Parties

We depend on strategic relationships with key third-party service providers, and the loss of any of these relationships could impair our ability to serve customers.

Our payment operations depend substantially on our relationships with Circle (issuer of USDC), Coinbase Prime, NIUM, MoneyGram, MoonPay, VISA, Cross River Bank, and the Stellar Development Foundation, among others. These relationships enable us to offer stablecoin on/off-ramp, cross-border payout, foreign exchange, banking, and digital asset custody services. In certain cases, we rely on a single service provider for specific functions, and there may be no readily available substitute if such a relationship were to be terminated or materially modified.

These third-party service providers may terminate or modify their relationships with us for a variety of reasons, including changes in their business strategies, regulatory requirements, or risk appetite with respect to the digital asset and blockchain payment sector. We also rely on third parties for access to new technologies and infrastructure that are critical to the development and enhancement of our products and services. Any failure by these third parties to provide timely access to new technologies, or any deterioration in the quality or availability of their services, could impair our ability to keep pace with technological change and maintain the competitiveness of our product offerings.

If any of our key third-party relationships were disrupted, we may be unable to find adequate substitutes in a timely manner, which could impair our ability to serve our customers, disrupt our operations, and materially and adversely affect our business, financial condition, and results of operations.

We rely on banking relationships that may be difficult to maintain due to regulatory or business considerations affecting financial institutions.

Our payment operations require us to maintain banking relationships for clearing, settlement, custody of customer funds, and facilitation of fiat currency on/off-ramp services. Regulatory uncertainty around digital assets and stablecoins has made, and may continue to make, some financial institutions reluctant to provide services to businesses operating in the blockchain payment sector. Financial institutions may unilaterally restrict, suspend, or terminate their relationships with us based on their own assessment of the risks associated with our business, regardless of our compliance efforts. The loss of one or more critical banking relationships could significantly disrupt our payment operations, impair our ability to process transactions and hold customer funds, and materially and adversely affect our business, financial condition, and results of operations.

Risks Related to Our Class A Common Shares

The trading market for our Class A Common Shares may lack sufficient liquidity, which could adversely affect our shareholders and our ability to raise capital.

Our Class A Common Shares have been listed on the Nasdaq Global Market since October 2025. There can be no assurance that an active, liquid, and orderly trading market for our Class A Common Shares will be sustained. Low trading volumes or lack of market depth could depress the market price of our Class A Common Shares, impair shareholders' ability to sell their shares at a time and price they deem appropriate, and limit our ability to raise additional capital through equity financings or use our shares as consideration for acquisitions. The trading price of our Class A Common Shares may also be subject to significant volatility due to factors beyond our control, including market conditions, investor sentiment, and macroeconomic developments, any of which could materially and adversely affect the value of your investment.

The trading price of our Class A Common Shares is likely to be volatile.

The market price of our Class A Common Shares may fluctuate significantly in response to many factors, many of which are beyond our control, including our financial results and operating performance relative to market expectations, announcements of new products, partnerships, or strategic transactions, regulatory developments affecting the payments or digital assets industries, changes in the competitive landscape, general conditions in the global payments or digital assets markets, broader stock market volatility, and macroeconomic developments.

In addition, the stock market in general, and the market for technology, fintech, and blockchain-related companies in particular, has experienced significant price and volume fluctuations that have often been unrelated to the operating performance of individual companies. As a result, the trading price of our Class A Common Shares may fluctuate for reasons unrelated to our actual business performance. Shareholders may be unable to sell their shares at or above their purchase price, and any significant decline in our share price could also impair our ability to raise capital, retain key personnel through equity-based compensation, and pursue strategic acquisitions using our shares as consideration, any of which could materially and adversely affect our business and results of operations.

Our issuance of additional share capital in connection with financings, acquisitions, investments, equity incentive plans or otherwise will dilute all other shareholders.

We expect to issue additional share capital in the future that will result in dilution to all other shareholders. We expect to grant equity awards to directors and key employees under the Share Incentive Plan. The maximum aggregate number of the Class A Common Shares that may be issued under the Share Incentive Plan shall be 10,000,000 Class A Common Shares. See "Item 6. Directors, Senior Management and Employees — B. Compensation — Share Incentive Plan." Additionally, we may raise capital through equity financings in the future. As part of our business strategy, we may make or receive investments in companies, solutions or technologies and issue equity securities to pay for such acquisitions or investments. Any such issuances of additional share capital may cause shareholders to experience significant dilution of their ownership interests and the per share value of Class A Common Shares to decline.

Our CEO controls a majority of the voting power of the Company.

Darren Wang, our founder and CEO, beneficially owns Class A and Class B Common Shares representing approximately 67.2% of the total voting power of the Company. Our dual-class share structure, under which each Class B Common Share is entitled to ten votes per share compared to one vote per share for Class A Common Shares, further entrenches Mr. Wang's voting control. As a result, Mr. Wang has the ability to control the outcome of all matters submitted to shareholders for approval, including the election of directors, approval of mergers, and other significant corporate transactions, regardless of how other shareholders vote.

This concentrated voting control may limit the ability of other shareholders to influence our corporate governance and strategic direction, may prevent or delay a change of control transaction that other shareholders may view as beneficial, and may discourage potential acquirers from making an unsolicited takeover bid. In addition, Mr. Wang's interests as a controlling shareholder may not always be aligned with the interests of our other shareholders. Any of the foregoing could adversely affect the trading price of our Class A Common Shares.

As a foreign private issuer and controlled company, we are exempt from certain Nasdaq and U.S. disclosure requirements.

We qualify as both a foreign private issuer and a controlled company under applicable Nasdaq rules and the U.S. Exchange Act. As a foreign private issuer, we are exempt from certain requirements applicable to U.S. domestic issuers, including the filing of quarterly reports on Form 10-Q, proxy solicitation rules, and selective disclosure rules under Regulation FD. Effective March 18, 2026, pursuant to the Holding Foreign Insiders Accountable Act signed into law on December 18, 2025, our directors and officers are no longer exempt from the reporting requirements under Section 16(a) of the Exchange Act and are required to file Forms 3, 4, and 5 with the SEC.

As a controlled company, we are also exempt from certain Nasdaq corporate governance requirements, including the requirements that our director nominees be selected or recommended by a nominating committee comprised solely of independent directors and that the compensation of our executive officers be determined or recommended by a compensation committee comprised solely of independent directors. We are also technically exempt from the Nasdaq requirement that a majority of our Board of Directors consist of independent directors, although we currently comply with this requirement voluntarily, with five out of our seven directors qualifying as independent.

We must evaluate our FPI status annually as of the last business day of our most recently completed second fiscal quarter. If we cease to qualify as a foreign private issuer, we would lose the exemptions described above and would be required to comply with the full range of requirements applicable to U.S. domestic issuers, including the filing of quarterly reports on Form 10-Q, compliance with Regulation FD, and compliance with all applicable Nasdaq corporate governance standards, which would significantly increase our compliance costs and management burden.

Furthermore, the SEC has issued a concept release requesting public comment on potential changes to the definition of a foreign private issuer. If the SEC adopts changes to such definition, we may no longer qualify as a foreign private issuer even if our current shareholder composition would otherwise allow us to maintain such status. Any such change could require us to comply with the more extensive disclosure and governance requirements applicable to U.S. domestic issuers, which could materially increase our regulatory compliance costs and could adversely affect our ability to compete for management attention and resources.

As a result of the foregoing exemptions that we currently rely upon, holders of our Class A Common Shares may have less ability to influence our corporate governance than shareholders of U.S. domestic public companies, which may make our Class A Common Shares less attractive to certain investors and could adversely affect the trading price and liquidity of our Class A Common Shares.

We do not intend to pay dividends on our Class A Common Shares for the foreseeable future.

We currently intend to retain all available funds and future earnings to fund the development and growth of our business, and do not anticipate paying any cash dividends on our Class A Common Shares for the foreseeable future. Any determination to pay dividends in the future will be at the sole discretion of our Board of Directors and will depend on a number of factors, including our financial condition, results of operations, capital requirements, contractual restrictions, and applicable laws and regulations.

Accordingly, holders of our Class A Common Shares should not expect to receive any cash dividends for the foreseeable future, and any return on investment will depend entirely on potential appreciation in the price of our Class A Common Shares, which may never occur. If our Class A Common Shares do not appreciate in value, investors may not realize any return on their investment and may lose some or all of the value of their investment.

Our shares will be subordinate to all of our debts and liabilities which increases the risk that investors could lose their entire investment.

Our Class A Common Shares are equity interests that will be subordinate to all of our current and future indebtedness with respect to claims on our assets. In any liquidation, all of our debts and liabilities must be paid before any payment is made to our stockholders.

We may be classified as a passive foreign investment company, which could have adverse U.S. federal income tax consequences for U.S. investors.

We would be a passive foreign investment company ("PFIC") for U.S. federal income tax purposes for any taxable year if either (i) at least 75% of our gross income for such year is passive income or (ii) at least 50% of the value of our assets (generally determined based on an average of the quarterly values of the assets) during such year is attributable to assets that produce or are held for the production of passive income.

We believe that we were not a PFIC for the year ended December 31, 2025 and we do not expect to become a PFIC in the foreseeable future. However, the determination of whether we are a PFIC is made annually and depends on the composition of our income and assets, including the value of our goodwill and other intangible assets, which may be determined by reference to the market price of our Class A Common Shares from time to time. Accordingly, our PFIC status may change from year to year, and there can be no assurance that we will not be classified as a PFIC in the current or any future taxable year.

If we were to be classified as a PFIC in any taxable year in which a U.S. holder holds our Class A Common Shares, such U.S. holder could be subject to materially increased U.S. federal income tax liabilities on gains recognized on the sale or disposition of our Class A Common Shares and on certain distributions received from us, as well as burdensome reporting requirements. See "Item 10. Additional Information — E. Taxation — U.S. Federal Income Taxation — PFIC Classification." U.S. investors should consult their own tax advisors regarding the potential PFIC implications of an investment in our Class A Common Shares and the availability of any elections that may mitigate the adverse tax consequences of a PFIC classification.

Item 4. Information on the Company

A.
History and Development of the Company

OBOOK Holdings Inc. (the "Company") is an exempted company with limited liability incorporated under the laws of the Cayman Islands on April 20, 2011, for an indefinite period. The Company's domicile is the Cayman Islands, and it operates under the Cayman Islands Companies Act (2025 Revision). The Company operates as the OwlTing Group and its Class A Common Shares have been listed on the Nasdaq Global Market under the ticker symbol "OWLS" since October 2025.

The OwlTing Group was founded in 2010 by Darren Wang, a serial entrepreneur and blockchain industry angel investor. OBOOK Holdings Inc., the Cayman Islands holding company of the OwlTing Group, was incorporated on April 20, 2011. The Company launched its first business line, OwlTing Market, an e-commerce platform connecting local Taiwanese farmers and merchants with consumers, in 2014. In 2018, the Company expanded into the hospitality sector with the launch of OwlNest, a blockchain-based hotel property management system, supported by a strategic investment of US$17.5 million from SBI Holdings. In 2023, the Company launched OwlPay, a payment platform initially focused on fiat currency transactions, including payment gateway services enabled by the acquisition of PayNow Inc. and cross-border payout services. The Company has since expanded OwlPay into a full-stack payment service suite encompassing both fiat currency and stablecoin settlement routes, including OwlPay Payment, OwlPay Cash, OwlPay Harbor, and OwlPay Wallet Pro. The Company believes its payment business will be the most significant driver of its future growth.

The following significant events occurred during the period from January 1, 2025 to the date of this Annual Report:

•
Nasdaq Listing. In October 2025, the Company's Class A Common Shares commenced trading on the Nasdaq Global Market under the ticker symbol "OWLS" through a direct listing process, making the Company the first Asian fintech company to achieve a direct listing on Nasdaq.
•
Payment Infrastructure Expansion. In February 2025, the Company completed its onboarding as a "Stellar Anchor" on the Stellar Network, enabling it to provide on/off-ramp services for USDC on Stellar to third parties. The Company also expanded OwlPay Harbor, its proprietary API package, to support EVM-compatible blockchain networks and the Solana network, broadening its stablecoin payment gateway, on/off-ramp, cross-chain transaction, and payout capabilities to a wider range of third-party wallet providers, financial institutions, and platform operators.

•
Circle Payments Network Integration. In December 2025, the Company joined the Circle Payments Network ("CPN"), integrating it across OwlPay Wallet Pro and OwlPay Harbor to enable near-instant compliant stablecoin settlement globally and expanding the breadth of on/off-ramp coverage available to customers and partners.
•
Launch of OwlPay Cash. In December 2025, the Company launched OwlPay Cash, a mobile-first remittance application developed in collaboration with VISA that leverages VISA Direct Account to enable users in the United States to send funds in local currencies directly to eligible bank accounts in 26 countries and regions worldwide. OwlPay Cash provides a fast, cost-effective alternative to traditional SWIFT transfers for cross-border remittances.
•
U.S. Regulatory Expansion. During 2025, the Company expanded its money transmitter license coverage to 39 U.S. states, increasing its regulatory footprint to 40 states and strengthening the compliance framework underpinning its OwlPay payment infrastructure.

Capital Expenditures and Financing

For the years ended December 31, 2023, 2024, and 2025, our capital expenditures were US$0.14 million, US$0.15 million, and US$0.54 million, respectively, primarily relating to computer equipment, leasehold improvements, and renovation of our OwlStay accommodation facilities. We do not currently have any material capital expenditures or divestitures in progress as of the date of this Annual Report.

Financing

During 2025, we raised additional financing of US$16.6 million through equity financings and US$2.5 million through SAFE agreements, bringing our cumulative financing since inception to over US$70 million as of December 31, 2025.

Address and Further Information

The mailing address of our principal executive office is 9F., No. 28, Wencheng Rd., Beitou Dist., Taipei City 112, Taiwan, Republic of China, and our telephone number is +886-2-6610-0180. Our website address is www.owlting.com. The information on our website is not a part of this Annual Report.

The SEC maintains a website at www.sec.gov which contains in electronic form each of the reports and other information that we have filed electronically with the SEC.

Our agent for service of process in the United States is Cogency Global Inc., 122 East 42nd Street, 18th Floor, New York, New York 10168.

B.
Business Overview

Our Mission

Our mission is to use blockchain technology to provide businesses with more reliable and transparent data management, to reinvent the global flow of funds for businesses and consumers, and to lead the digital transformation of traditional business operations.

Overview

We operate as the OwlTing Group, a blockchain-powered technology company established in 2010 in Taiwan. We provide solutions across three main business segments: payments, hospitality, and e-commerce, serving businesses and individuals whose commercial activities involve cross-border transactions. We are expanding actively into multiple markets including the United States, Japan, Singapore, Hong Kong, Malaysia and Thailand, as well as jurisdictions in South America and the European Union.

For the year ended December 31, 2025, our company’s total revenue was comprised of our operations in the following main business segments: (i) Payments contributed to 56% of our total revenue; (ii) Hospitality (which includes software services and platform services) contributed to 37% of our total revenue; and (iii) E-commerce contributed to 7% of our total revenue.

Our Market Opportunity

Cross-Border Business Payments

OwlPay targets the cross-border B2B and B2C payments market. According to the 2025 McKinsey Global Payments Report, the global payments industry generated US$2.5 trillion in revenue in 2024, supported by 3.6 trillion transactions. Cross-border payment revenues continue to grow faster than domestic payments, driven by FX spreads, handling fees, and compliance layers. According to the same report, lower-value cross-border transactions — including marketplace payouts, SME invoices, and subscription billing — now generate approximately 30% of global cross-border revenues despite representing only around 10% of transaction volume, reflecting the significant opportunity in the segment we serve.

B2B payments remain highly reliant on legacy systems, leaving payers and payees with significant challenges including access to fewer correspondent banks, slow settlement, high overall costs and lack of transparency. We believe these structural inefficiencies represent a substantial and durable market opportunity for compliant, blockchain-enabled settlement infrastructure.

Cross-Border C2C Remittance

The global remittance market was valued at approximately US$121.4 billion in revenue in 2025, and is projected to reach US$270.8 billion by 2034, growing at a CAGR of 9.4%, according to Fortune Business Insights ("Remittance Market Size, Share & Industry Analysis, 2025-2034"). According to World Bank data ("Remittance Prices Worldwide, "Q1 2025), the average cost of sending US$200 globally stood at 6.5% in the first quarter of 2025, remaining far above the 3% target set by the United Nations Sustainable Development Goals. We believe this cost burden reflects a fundamental gap in the existing settlement infrastructure that stablecoin-based rails are well-positioned to address.

Role of Blockchain and Stablecoins

The fintech blockchain market is estimated at US$6.9 billion in 2025 and is expected to reach US$46.9 billion by 2030, with a CAGR of approximately 46.9%, according to Mordor Intelligence ("Fintech Blockchain Market Size, Share & Trends, 2025-2030"). Stablecoins have become an increasingly critical component of the global payments infrastructure. According to data compiled by Artemis Analytics in its "Stablecoin Payments From the Ground Up 2025" report (January 2026), total stablecoin transaction volume rose 72% year-over-year to US$33.0 trillion in 2025, with USDC processing US$18.3 trillion and USDT processing US$13.3 trillion. Bloomberg Intelligence (January 2026) projects that stablecoin payment flows could reach US$56.6 trillion by 2030. We believe the increasing adoption of stablecoins as a settlement medium reflects a structural shift in how value moves across borders, and that regulated, compliant infrastructure will be essential to capturing this opportunity at scale.

OwlPay as a Compliance-First Settlement Layer

We designed OwlPay to function as a compliance-first settlement layer for cross-border transactions — an infrastructure that enables money to move across borders in real time, with the regulatory licensing, AML/KYC controls, and multi-currency settlement capabilities required by financial regulators across the jurisdictions in which we operate.

Unlike platforms that prioritize speed of deployment over regulatory completeness, we have deliberately invested in building a global licensing portfolio and compliance infrastructure before scaling transaction volume. We believe this approach positions OwlPay to serve as trusted settlement infrastructure for enterprises, financial institutions, and individuals who require both speed and regulatory certainty in cross-border payments.

OwlPay supports settlement in both fiat currency and stablecoins — primarily USDC — across multiple blockchains and payment rails, including VISA Direct, the Stellar Network, Circle Payments Network and ACH/wire transfer. By supporting multiple settlement routes within a single compliance framework, OwlPay enables its customers to choose the payment method that best suits their operational needs without sacrificing regulatory integrity. In December 2025, we joined the Circle Payments Network, integrating it across OwlPay Wallet Pro and OwlPay Harbor to enable near-instant compliant stablecoin settlement globally and expanding the breadth of on/off-ramp coverage available to our customers and partners. Although OwlPay's infrastructure supports stablecoin settlement, stablecoin-related transaction volumes and the Company's holdings of digital assets remained immaterial during the year ended December 31, 2025.

This settlement layer approach underpins all three of OwlPay's platform solutions — OwlPay Payment, OwlPay Wallet Pro and OwlPay Cash — as well as our infrastructure solution, OwlPay Harbor, which makes these capabilities available to third-party financial institutions and platform operators via API.

Our Products and Services

Payments — OwlPay Suite

We launched OwlPay in 2023 as a payment service platform initially focused on fiat currency transactions, including payment gateway services and cross-border payout. We have since expanded OwlPay into a full-stack payment service suite supporting both fiat currency and stablecoin settlement routes, designed to simplify backend financial operations and enable cost-effective cross-border transactions for businesses and individuals.

We generate revenue from our OwlPay services primarily through transaction-based fees, including payment processing fees, foreign exchange spreads, and service fees charged to merchants, platform partners and, in certain cases, end users for the use of our payment, wallet and settlement infrastructure. These fees may include fixed handling fees, percentage-based transaction fees, and, for certain services, setup and maintenance fees. A significant portion of our revenue is derived from stablecoin on/off-ramp, the conversion services between fiat currencies and USDC.

OwlPay enables customers to fund transactions through fiat payment methods, such as bank transfers or debit cards, or through stablecoins. Transactions may be settled using USDC as an intermediate settlement asset within our payment infrastructure and subsequently off-ramped into local fiat currencies for payout to end recipients. Depending on the service used, customer funds may be held with regulated financial institutions or processed through third-party payment partners.

OwlPay supports multiple settlement routes through the following product offerings:

Platform Solutions

•
OwlPay Payment — a user interface solution offering services from payment gateway to cross-border payout in stablecoin and fiat currencies. In May 2023, we established our payment gateway capabilities through the acquisition of PayNow, a prominent Taiwanese payment gateway service provider, enabling OwlPay to offer embedded payment collection supporting credit cards, mobile payments, web ATM and convenience store payments. We subsequently expanded OwlPay Payment to support USDC-based payment gateway services, enabling merchants to accept stablecoin payments from end users and broadening the payment options available across our settlement infrastructure. OwlPay Payment also provides domestic and international payout services in over 40 currencies across more than 190 regions through our collaboration with NIUM, as well as virtual card solutions in cooperation with Visa. We generate revenue from OwlPay Payment primarily through transaction processing fees and foreign exchange spreads charged to merchants and platform users.
•
OwlPay Wallet Pro — a platform product providing a hosted wallet for business customers and an unhosted wallet for individual users, where users retain control of their private keys in the case of unhosted wallets, supporting stablecoin on/off-ramp services. OwlPay Wallet Pro supports USDC, EURC, ZUSD and GYEN, and enables customers to send and receive funds both domestically and internationally across multiple blockchains. In December 2024, we entered into a collaboration with MoneyGram enabling customers in 31 countries to access on-ramp services and customers in 172 countries to access off-ramp services. In December 2025, we integrated the Circle Payments Network into OwlPay Wallet Pro, enabling near-instant stablecoin settlement globally and expanding the breadth of on/off-ramp coverage available to our customers. OwlPay Wallet Pro also offers a digital gift card service in the United States, allowing users to purchase and redeem gift cards from over 100 leading brands directly with USDC. We charge business customers for hosted wallet services through setup and recurring maintenance fees, while unhosted wallet services for individual users are generally offered free of charge. In addition, we generate revenue from stablecoin on/off-ramp services through transaction-based fees and foreign exchange spreads.
•
OwlPay Cash — a mobile-first remittance application launched in December 2025 in collaboration with VISA, leveraging VISA Direct Account to enable users in the United States to send funds in local currencies directly to eligible bank accounts in 26 countries and regions worldwide, including Mexico, India, Colombia, Argentina and Peru. OwlPay Cash is designed to reduce the cost and complexity of cross-border remittances by routing transactions through our compliant settlement infrastructure, offering greater fee transparency compared to traditional SWIFT-based transfers. We generate revenue from OwlPay Cash primarily through transaction fees and foreign exchange spreads.

Infrastructure Solutions

•
OwlPay Harbor — our proprietary API package that makes OwlPay's settlement capabilities available to third-party wallet providers, financial institutions and platform operators. OwlPay Harbor provides payment gateway collection, on/off-ramp between fiat currencies and stablecoins, cross-chain transactions and payout capabilities across multiple blockchains, including EVM-compatible networks, the Solana network and the Stellar network. We currently operate as a "Stellar Anchor" for USDC on the Stellar Network. In December 2025, we integrated the Circle Payments Network into OwlPay Harbor, enabling near-instant compliant stablecoin settlement globally and expanding the breadth of on/off-ramp coverage available to our enterprise and platform partners. We generate revenue from OwlPay Harbor primarily through transaction-based fees and foreign exchange spreads, as well as, in certain cases, service-based or integration-related fees charged to enterprise and platform partners.

Hospitality

We entered the hospitality sector in 2018. Our hospitality offerings include:

•
OwlNest — a cloud-based hotel property management system leveraging blockchain technology to prevent double bookings and enable flexible inventory management and customized pricing across distribution channels. As of December 31, 2025, OwlNest had more than 2,800 subscribers. For clients using OwlNest as their booking engine, we also offer optional add-on room fee collection services that enable the processing of room fee payments on behalf of our clients. We generate revenue from OwlNest primarily through subscription fees, and also through payment processing fees associated with add-on services.
•
OwlJourney and OwlTing Experiences — online travel agency platforms providing properties, tours and curated local activity options for travelers, integrated with real-time inventory data from OwlNest. We generate revenue from these platforms primarily through transaction-based commissions and service fees. We act as a platform intermediary in facilitating transactions between travelers and service providers.
•
OwlStay — our self-branded offline accommodation platform operating with a total of 90 rooms in Taiwan. We generate revenue from OwlStay through accommodation services provided directly to travelers.

E-Commerce

Our e-commerce platform, OwlTing Market, was our first business line, developed beginning in 2014. It serves as a platform dedicated to elevating Taiwanese farmers and small- and medium-sized businesses to reach end consumers, providing diverse and high-quality products through long-standing supplier relationships in Taiwan. We generate revenue from OwlTing Market primarily through the sale of products to customers.

Our Competitive Strengths

We believe the following competitive strengths differentiate us from our competitors:

Compliance-First Settlement Infrastructure. We have deliberately prioritized regulatory completeness over speed of deployment. As of December 31, 2025, OwlPay holds money transmitter licenses in 39 U.S. states, MSB registration with the U.S. federal government, a VASP registration in Poland and an EPISP registration in Japan. We believe this regulatory foundation enables OwlPay to serve enterprises and financial institutions that require both settlement speed and regulatory certainty.

Early Mover Advantage in Blockchain-Based Payments. We are among the first movers in leveraging blockchain and stablecoin technology to provide a one-stop cross-border payments framework. According to CB Insights' Stablecoin Market Map, OwlTing is ranked among the top 2 global players in the "Enterprise & B2B" category, with a Mosaic score of 832.

Multi-Rail Settlement Architecture. OwlPay supports settlement across multiple rails — VISA Direct, Circle Payments Network, Stellar Network, ACH and wire transfer — within a single compliance framework. This multi-rail approach enables customers to choose their preferred settlement method without engaging multiple providers, and positions OwlPay as a durable infrastructure layer as the payments landscape continues to evolve.

AML and Cybersecurity Capabilities. We leverage industry-leading service providers, including Sumsub and Chainalysis, to develop comprehensive AML systems capable of scanning transactions across bank accounts, digital asset wallets and hybrid transactions. Our OwlPay services adhere to ISO 27001 for information security management and our payment gateway services comply with PCI DSS.

Strategic Partnerships. We have established relationships with leading participants in the payment industry, including Circle, Coinbase Prime, MoneyGram, MoonPay, VISA, NIUM, Cross River Bank, and the Stellar Development Foundation, enabling us to integrate a wide range of settlement routes and payment solutions for our customers.

Cross-Selling Ecosystem. Our existing hospitality and e-commerce customer base provides an established network for cross-selling payment solutions, enabling us to expand faster and at lower cost than entities that lack an established customer base.

Competition

OwlPay operates in a competitive global payments environment. We face competition from:

•
Traditional financial institutions, including merchant banks, correspondent banks and credit card networks, which continue to represent a large and established payment ecosystem despite certain disadvantages in speed, accessibility, transparency and cost. As a settlement layer, OwlPay may also collaborate with these incumbents — for example, by providing stablecoin settlement capabilities or white-label wallet and AML/KYC services to banks seeking to leverage digital assets.
•
Payment service providers (PSPs) such as PayPal, Block and Stripe, which are larger organizations with more financial resources and are increasingly adopting blockchain technology solutions.
•
Other blockchain-based payment platforms, which are emerging as the stablecoin payments market grows.

We differentiate OwlPay through our multi-rail settlement infrastructure, our multi-jurisdictional regulatory compliance portfolio, our comprehensive AML and KYC capabilities, and our established customer base in the hospitality and e-commerce sectors.

Our Customers

Our customer base spans both businesses and individual users across our payment, hospitality and e-commerce segments.

Payments

Our payment services primarily serve businesses and individuals engaged in cross-border transactions. Within the OwlPay ecosystem, our customers include merchants, enterprises, financial institutions, platform operators and individual users.

Business customers use OwlPay Payment to facilitate payment collection, cross-border payouts and settlement, including vendor payments and consumer transactions. Merchants utilizing our payment gateway services are also our customers. In addition, individual users may access our services through OwlPay Wallet Pro for receiving funds, remittance and other stablecoin-related transactions.

We also serve enterprise and platform customers through OwlPay Harbor, our proprietary API solution, which enables third-party wallet providers, financial institutions and other platform operators to integrate our payment, conversion and settlement capabilities into their own services and extend such capabilities to their end users.

Our payment services are designed to bridge traditional finance and digital assets, enabling customers to transact across fiat currencies and stablecoins with improved efficiency. Our key markets for payment services include the United States, Japan, the EU, South America, Singapore and Hong Kong. We continue to expand our customer base by leveraging our partners’ networks and establishing relationships with financial institutions and platform operators.

Hospitality

Our hospitality customers include small- and medium-sized businesses in the hospitality sector, such as hotels and bed-and-breakfast operators, as well as travelers. OwlNest primarily serves hospitality providers through software solutions, while OwlJourney and OwlTing Experiences connect these providers with travelers through our online travel agency platforms. OwlStay serves travelers directly through our accommodation offerings. Our hospitality services are available in multiple markets, including Taiwan, Japan, Malaysia, Thailand and the United States.

E-Commerce

Our e-commerce platform, OwlTing Market, serves suppliers, including Taiwanese farmers and small- and medium-sized businesses, as well as end consumers who purchase products directly through our platform.

Our Growth Strategies

We aim to maintain and strengthen our position as a provider of integrated payment and digital asset infrastructure and intend to pursue the following key strategies:

Expand Our Payment Infrastructure and Network

We plan to expand our payment business by growing our global network of financial institutions, payment partners and platform operators. Through OwlPay Harbor, our API-based infrastructure solution, we enable third-party wallet providers, financial institutions and platform operators to integrate our payment, conversion and settlement capabilities into their own services and extend such capabilities to their end users.

We will continue to enhance our stablecoin-based payment capabilities, including on/off-ramp, cross-border settlement and cross-chain functionality, and expand our global reach by leveraging our existing collaborations with financial institutions and payment networks.

Drive Customer Growth Through Platform Integration and Cross-Selling

We intend to grow our customer base by expanding integrations with platform-based businesses and leveraging cross-selling opportunities across our ecosystem. For example, through our hospitality platform, including OwlNest, we work with global online travel agencies and accommodation providers, and we intend to expand the adoption of our payment solutions by enabling these customers to process cross-border payments and settlements through OwlPay.

In addition, we aim to expand our payment solutions to e-commerce platforms and other digital marketplaces by offering both fiat currency and stablecoin payment options, enabling merchants to accept and settle transactions more efficiently.

Expand Licensing and Regulatory Coverage

We plan to expand our regulatory footprint by obtaining additional licenses and approvals in jurisdictions where we intend to operate, including the United States, the EU, the United Kingdom, South America and other key markets. We believe that expanding our licensing coverage will enable us to broaden our service offerings and support our long-term growth in regulated payment infrastructure.

Pursue Strategic Acquisitions and Partnerships

We intend to pursue selective acquisitions and strategic partnerships that enhance our payment capabilities, expand our customer base and strengthen our market position. These may include acquisitions of payment service providers, licensed financial institutions or software platforms that complement our existing offerings and create cross-selling opportunities across our ecosystem.

Expand into New Markets and Use Cases

We plan to expand our presence in new geographic markets and continue to develop additional use cases for our payment infrastructure, including cross-border remittances, supplier payments and other commercial settlement scenarios. We also intend to support customers in emerging markets by providing access to stablecoin-based payment solutions.

Our Technology

We have invested significantly in blockchain technology and its applications across our business segments. Key technology capabilities include:

•
OwlNest — applies blockchain technology for inventory management, enabling real-time prevention of double bookings and automated channel management across distribution channels.
•
OwlPay — employs hardware security module technology for transaction signing, Multi-Party Computation (MPC) architecture for private key management, and AWS-based multi-region database backup with full encryption and integrity verification. Each client is assigned a unique, dedicated wallet address to isolate client assets and prevent commingling.
•
Intellectual Property — we have registered 19 patents and have 1 pending patent applications, including 3 registered patents and 1 pending application in the United States. We have 14 registered trademarks in the United States and 102 registered trademarks internationally.

Our Third-Party Collaborations

As a player in the digital assets economy and global payment system, we establish strategic collaborations with third parties to integrate external capabilities with our OwlPay platform and expand our global payment infrastructure.

Stablecoin Infrastructure and Settlement Network

We collaborate with digital asset ecosystem partners to support stablecoin-based payment and settlement capabilities. Through Circle Mint, we are able to purchase and redeem USDC for U.S. dollars, and our use of Circle’s Cross-Chain Transfer Protocol (CCTP) enables us to transfer USDC across supported blockchain networks.

In addition, in December 2025, we integrated the Circle Payment Network ("CPN"), Circle’s payment network designed to facilitate cross-border payments using USDC. Our participation in CPN enables us to leverage Circle’s network of regulated financial institutions, payment service providers and on/off-ramp partners to expand the geographic reach of OwlPay, including by enabling USDC to be off-ramped into local fiat currencies across multiple jurisdictions for remittance, supplier payment and other commercial settlement use cases.

We also collaborate with third-party service providers to support user access to stablecoin services. For example, Coinbase Prime enables us to convert between U.S. dollars and USDC and to execute digital asset transactions necessary for our operations. MoneyGram allows our users to convert between local fiat currencies and USDC through its global network of physical locations, and MoonPay enables users to on-ramp funds into USDC using credit cards.

Fiat Payment Rails and Card-Based Integration

We collaborate with global payment networks and financial institutions to provide fiat-based payment capabilities and bridge traditional financial infrastructure with our stablecoin settlement layer. NIUM provides fiat currency exchange and cross-border remittance services to our customers using OwlPay.

We have also collaborated with VISA on two complementary layers of payment capabilities. In December 2025, we launched OwlPay Cash, a mobile-first remittance application developed in collaboration with VISA that leverages VISA Direct Account to enable users in the United States to send funds in local currencies directly to eligible bank accounts in 26 countries and regions worldwide. OwlPay Cash provides a fast, cost-effective alternative to traditional SWIFT transfers for cross-border remittances.

Separately, in April 2026, we enabled VISA Direct card-based functionality within OwlPay Harbor for enterprise and platform partners and OwlPay Wallet Pro for individual users. Through this integration, eligible U.S. debit cardholders are able to fund USDC transactions directly using their debit cards, without requiring users to open and pre-fund a separate account with a third-party digital asset exchange. We are also able to support near-instant off-ramp settlement for eligible transactions and same-day on-ramp availability for customers funding directly into their wallets, in each case subject to applicable program terms, eligibility requirements and withdrawal restrictions. This integration creates a card-to-wallet on-ramp channel that connects mainstream debit card infrastructure with our compliant stablecoin settlement layer, reducing onboarding friction for both consumers and enterprises.

We also work with banking partners, including Cross River Bank, to support certain U.S. dollar settlement, custody and payment processing functions within our payment infrastructure.

Ecosystem and Blockchain Network Collaboration

In addition to our commercial collaborations, we maintain strategic relationships within the broader digital asset ecosystem. In connection with an equity investment by the Stellar Development Foundation ("SDF"), we entered into a commercial agreement in November 2023, pursuant to which we agreed to use commercially reasonable efforts to explore integration with the Stellar Network, a payment standard centered around USDC.

The strategic cooperation includes integration with our OwlPay platform, such as holding, sending, receiving and paying with USDC on Stellar, and serving as a "Stellar Anchor" on the send-side and/or receive-side to provide on/off-ramping capabilities with USDC to third parties on the Stellar Network. In February 2025, we completed tailoring our on/off-ramp services to the specifications set for the Stellar Network. Currently, our OwlPay Wallet Pro supports USDC transactions on the Stellar blockchain, and we hold XLM, Stellar’s native digital asset, to facilitate transaction fees on the network.

This collaboration expanded our multi-chain capabilities and supports our broader ability to provide stablecoin-based payment and settlement services across different blockchain networks.

Regulations

We are subject to regulation in the jurisdictions in which we operate. Depending on the nature of the applicable product or service, our operations may be subject to licensing, registration, anti-money laundering, sanctions, consumer protection, payments, digital asset, privacy, and other financial services laws and regulations. Our licenses, registrations, and regulatory approvals subject us to ongoing supervisory, examination, reporting, capital, safeguarding, and other compliance obligations. As our products and services evolve, we may be required to obtain additional licenses, registrations, or regulatory approvals in existing or new jurisdictions. Our principal regulatory authorizations and registrations include the following:

United States. We are registered as a Money Services Business (MSB) with FinCEN and hold money transmitter licenses ("MTLs") in 39 U.S. states as of December 31, 2025. We are in the process of applying for MTLs in the remaining states. Our operations are subject to the Bank Secrecy Act and related AML requirements, as well as economic and trade sanctions programs administered by OFAC.

Japan. We hold the Electronic Payment Instrument Service Provider (EPISP) registration and are in the process of applying for the Funds Transfer Service Provider license and the Electronic Payment Intermediary Service Provider license. Our operations are supervised by the Financial Services Agency of Japan.

Singapore. We are in the process of applying for a Major Payment Institution license from the Monetary Authority of Singapore.

Hong Kong. We are in the process of applying for a Money Service Operator (MSO) license from the Hong Kong Customs and Excise Department.

European Union. We hold a Virtual Asset Service Provider (VASP) registration in Poland. We are in the process of seeking to upgrade our qualification as a Crypto Asset Service Provider (CASP) under the Markets in Crypto-Assets Regulation (MiCAR).

Taiwan. Our subsidiary PayNow is registered as a Third-Party Payment Enterprise under Taiwan's Ministry of Digital Affairs and has fulfilled applicable AML and KYC obligations under the Regulations Governing AML and CTF for Third-Party Payment Enterprises.

Data Protection. We are subject to applicable data protection and privacy laws across the jurisdictions in which we operate, including laws governing the collection, use, retention and transfer of personally identifiable information.

Virtual Currency Regulations. The regulatory landscape for digital assets continues to evolve. In the United States, the GENIUS Act was signed into law on July 18, 2025, establishing a federal regulatory framework for payment stablecoins. We are monitoring developments under the GENIUS Act and the proposed CLARITY Act and assessing their implications for our business. See "Item 3. Key Information — D. Risk Factors" for further discussion of regulatory risks.

Employees

For information regarding our employees, see "Item 6. Directors, Senior Management and Employees — D. Employees."

Research and Development

For information regarding our research and development expenditures, see "Item 5. Operating and Financial Review and Prospects — C. Research and Development."

Sales and Marketing

Our sales and marketing efforts are led by dedicated teams within each business unit, supported by a centralized public relations function that oversees our external communications and brand positioning.

Our go-to-market strategy combines direct sales, strategic partnerships and digital marketing initiatives to drive customer acquisition and retention. For our payment and infrastructure solutions, we primarily focus on business customers, including enterprises, financial institutions and platform operators, through direct sales efforts, relationship-driven engagement and industry events. We also leverage our collaborations with ecosystem partners to expand our reach and access new customer segments.

For our platform-based services, including hospitality and e-commerce offerings, we utilize a combination of online marketing channels, brand campaigns and customer engagement programs to attract and retain users. Our customer success teams support ongoing relationships with customers, enhance user experience and encourage repeat usage across our platforms.

We also invest in brand development and public relations activities to strengthen our market presence and communicate our value proposition to a broader audience.

Seasonality

Our business is not materially affected by seasonality, although our hospitality segment may experience higher transaction volumes during peak travel seasons.

Material Contracts

We do not believe we are materially dependent on any single contract outside the ordinary course of business.

Subsequent Events

The following significant developments occurred after December 31, 2025.

In 2026, we were named to the Financial Times and Statista "High-Growth Companies Asia-Pacific 2026" list, ranking No. 226 among the top 500 fastest-growing companies in the Asia-Pacific region with a 42% compound annual growth rate.

As of April 2026, OwlPay Harbor had 29 contracted enterprise clients and an additional 7 enterprise clients in the process of onboarding or finalizing agreements. The existing businesses of these clients represent an estimated aggregate annual payment volume exceeding US$6 billion, prior to integration with our platform, which we believe represents potential transaction volume opportunities as these customers integrate with our services. We are also observing early adoption of our compliant stablecoin settlement infrastructure among enterprise and platform partners, as supported by the number of contracted clients and our onboarding pipeline.

In April 2026, we expanded our collaboration with VISA to enable VISA Direct card-based functionality within OwlPay's payment infrastructure, allowing eligible U.S. debit cardholders to fund USDC transactions directly without requiring a standalone digital asset exchange account. The capability is currently live within OwlPay Harbor for enterprise and platform partners, and is accessible to individual users through OwlPay Wallet Pro. This integration creates a card-to-wallet on-ramp channel that connects mainstream debit card infrastructure to our compliant stablecoin settlement layer, reducing friction for consumers and enterprises seeking access to digital dollar workflows. We have enhanced our VISA Direct capabilities to include card-based functionality alongside our existing account-based capabilities, enabling near-instant off-ramp settlement for eligible transactions, and same-day on-ramp availability for customers funding directly into their OwlPay wallet, subject to applicable program terms, eligibility requirements and withdrawal restrictions. As of March 2026, our regulatory footprint spans 41 U.S. states.

Also in April 2026, we introduced ACH Pull as an additional funding method across OwlPay Wallet Pro and OwlPay Harbor, enabling eligible U.S. customers and enterprise partners to initiate direct bank account funding without requiring a manual wire transfer or third-party intermediary, with same-day fund availability for customers funding directly into their OwlPay wallet, subject to applicable program terms, eligibility requirements and withdrawal restrictions. We also introduced support for same-network transfers within OwlPay Wallet Pro and OwlPay Harbor, enabling our platform to automatically convert and execute transfers so that both the sender and recipient operate on the same blockchain network. This eliminates the risk of asset loss that may occur when transactions are initiated across incompatible blockchain networks.

In April 2026, we completed a private placement financing with Lind Global Asset Management XV LLC, pursuant to which we issued a Senior Secured Convertible Promissory Note with a principal amount of US$11.5 million, reflecting a 15% original issue discount, for gross proceeds of US$10.0 million. The Note matures on October 6, 2027, bears no interest except upon an Event of Default, and is initially convertible into Class A Common Shares at a conversion price of US$9.00 per share. We also issued a warrant to purchase up to 850,340 Class A Common Shares at an exercise price of US$7.82 per share, expiring on April 6, 2031. For further details, see "Item 5. Operating and Financial Review and Prospects — B. Liquidity and Capital Resources" and Note 26 to our Consolidated Financial Statements included elsewhere in this Annual Report.

C.
Organizational Structure

The following diagram sets forth our corporate structure, including our principal subsidiaries, as of April 29, 2026:

OBOOK Holdings Inc.
Place of incorporation – CAYMAN ISLANDS
100%
OBOOK Inc.
Taiwan
100%
OWLSTAY Inc.
Taiwan
100%
OWLTING Travel Service Inc.
Taiwan
99%
PayNow Inc.
Taiwan
100%
OWLTING USA Inc.
USA
100%
OWLNEST INC.
USA
100%
OWLTING Japan Inc.
Japan
40%
60%
OWLPAY Japan Inc.
Japan
100%
OWLPAY Holdings PTE. LTD.
Singapore
100%
OWLTING HK Inc., Limited
Hong Kong
100%
OWLTING EU LLC.
Poland
100%
OWLTING Malaysia SDN. BHD.
Malaysia
97%
OWLTING (Thailand) CO. Ltd.
Thailand

The following table sets forth information regarding our principal subsidiaries as of April 29, 2026:

Subsidiary	Place of Incorporation	Principal Activities	Ownership Interest
OBOOK Inc.	Taiwan, Republic of China	Blockchain based e-commerce and software	100.00%
OwlTing Japan Inc.	Japan	Property management system provider	100.00%
OwlTing Malaysia SDN BHD	Malaysia	Property management system provider	100.00%
OwlTing Travel Service Inc.	Taiwan, Republic of China	Hospitality business	100.00%
OwlTing USA Inc.	United States	Payment solutions	100.00%
OwlTing HK Inc. Limited	Hong Kong	Information service and trading	100.00%
OwlTing (Thailand) CO. LTD	Thailand	Property management system provider	97.00%
OwlTing EU LLC.	Poland	Payment solutions	100.00%
OwlPay Holdings PTE. LTD	Singapore	Payment solutions	100.00%
OwlNest Inc.	United States	Property management system provider	100.00%
OwlPay Japan Inc.	Japan	Payment solutions	60% (directly) / 40% (through OwlTing Japan Inc.)
PayNow Inc.	Taiwan, Republic of China	Payment gateway services	99.38%
OwlStay Inc.	Taiwan, Republic of China	Accommodation business	100% (held through OBOOK Inc.)

OBOOK Holdings Inc. is the ultimate holding company of the Group, incorporated in the Cayman Islands. The Company conducts its principal operations through its subsidiaries in Taiwan, which account for the substantial majority of the Group's revenue and assets. The Company's payment operations outside of Taiwan are conducted primarily through OwlTing USA Inc., OwlPay Japan Inc., OwlPay Holdings PTE. LTD., OwlTing HK Inc. Limited, and OwlTing EU LLC.

The ability of the Company's subsidiaries to transfer funds to OBOOK Holdings Inc. in the form of dividends, loans, or advances may be subject to certain restrictions, including foreign exchange controls applicable to our Taiwan subsidiaries. For a more detailed discussion of these restrictions, see "Item 3. Key Information — D. Risk Factors — Risks Related to Our Business, Industry, and Operations — A significant portion of our revenue is concentrated in Taiwan, and our geographic concentration creates risk" and "Item 3. Key Information — D. Risk Factors — Risks Related to Our Business, Industry, and Operations — Cross-Strait relations between Taiwan and the People's Republic of China pose macroeconomic and geopolitical risks."

D.
Property, Plants and Equipment

We do not own any real property. Our principal facilities consist of leased office and operational spaces across our operating jurisdictions.

Principal Facilities

Our principal executive and operational offices are located in Taipei, Taiwan, where we lease three properties with a total gross floor area of over 6,000 square meters for our headquarters, conducting product development, sales, marketing, and business operations. The lease agreements for our current headquarters are for a period of five years commencing August 1, 2024, at an annual pre-tax rent of NTD 33.2 million.

In addition, we lease eight properties with a total gross floor area of over 2,000 square meters for OwlStay, our self-branded offline platform service providing accommodation to travelers, with a total of 90 rooms.

We also maintain smaller office spaces in the United States and Japan to support our international operations.

Item 4A. Unresolved Staff Comments

None.

Item 5.
Operating and Financial Review and Prospects

The following discussion and analysis provides information which our management believes is relevant to an assessment and understanding of our results of operations and financial condition. This discussion and analysis should be read together with the audited historical consolidated financial statements and related notes that are included elsewhere in this Annual Report. In addition to historical financial information, this discussion and analysis contains forward-looking statements based upon current expectations that involve risks, uncertainties and assumptions. For more information about forward-looking statements, see "Forward-Looking Statements". Actual results and timing of selected events may differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under "Item 3. Key Information — D. Risk Factors" and elsewhere in this Annual Report.

Key Factors Affecting Our Results of Operations

The following are the principal factors that have affected and will continue to affect our business, financial condition, results of operations and prospects.

Ability to Grow Our Payment Business

Our financial performance is significantly influenced by our ability to grow our payment business, which represented 56% of our total revenue for the year ended December 31, 2025. Our payment revenue is primarily driven by GPV growth and the number of Active Accounts on our platform. As we continue to expand our payment infrastructure — including OwlPay Payment, OwlPay Wallet Pro, OwlPay Cash and OwlPay Harbor — and broaden our multi-rail settlement capabilities, we expect our payment business to be the most significant driver of our future revenue growth. Our ability to grow GPV depends on our success in acquiring new customers, retaining existing customers, and expanding the range of payment solutions we offer, including stablecoin-based payment services.

Adoption of Stablecoin-Based Payment Services

A significant component of our growth strategy depends on the broader market adoption of stablecoins as a means of payment and settlement. While our payment revenue to date has been primarily derived from fiat currency payment gateway services, we have made substantial investments in developing our stablecoin infrastructure, including OwlPay Harbor and OwlPay Wallet Pro. No revenues were generated from OwlPay Harbor and OwlPay Wallet Pro for the years ended December 31, 2023 and December 31, 2024. For the year ended December 31, 2025, revenues generated from OwlPay Harbor and OwlPay Wallet Pro remained immaterial. The pace at which enterprises, financial institutions and individuals adopt stablecoin-based payment solutions will materially affect the extent to which our investments in stablecoin infrastructure translate into revenue.

Expansion of Regulatory Licensing

Our ability to operate and generate revenue in any given jurisdiction is contingent upon obtaining and maintaining the required regulatory licenses and approvals. As of December 31, 2025, we hold money transmitter licenses in 39 U.S. states and regulatory registrations in Poland and Japan. We are in the process of applying for additional licenses in the remaining U.S. states, Japan, Singapore, Hong Kong and the European Union. The pace and outcome of our license applications will directly affect our ability to expand our addressable market and offer our full suite of payment services to customers in new jurisdictions.

Investment in Technology and Talent

We have made and expect to continue making investments in research and development, technology infrastructure and specialized talent to support the development and commercialization of our payment products and services. Our research and development expenses increased from US$2.6 million for the year ended December 31, 2024 to US$7.0 million for the year ended December 31, 2025. This increase was primarily attributable to share-based compensation expenses recognized in connection with RSUs and RSAs granted under our Share Incentive Plan rather than a proportionate increase in cash research and development expenditures. Excluding share-based compensation, our cash research and development expenses were approximately US$2.7 million for the year ended December 31, 2025, compared to US$2.6 million for the year ended December 31, 2024. These investments have contributed to operating losses and are expected to continue to weigh on our near-term profitability. We expect our technology investments to drive long-term revenue growth, but we cannot guarantee that such investments will generate returns within any specific timeframe.

Costs Associated with Operating as a Public Company

Following our Nasdaq listing in October 2025, we have incurred and expect to continue to incur additional costs associated with operating as a public company, including legal and professional service fees, compliance costs, directors' and officers' insurance, investor relations and reporting obligations. These recurring public company costs, together with significant share-based compensation expenses recognized in connection with RSUs and RSAs granted under our Share Incentive Plan, contributed to the increase in our general and administrative expenses from US$5.2 million for the year ended December 31, 2024 to US$21.7 million for the year ended December 31, 2025. While we expect to continue incurring public company-related costs going forward, the level of general and administrative expenses in 2025 was disproportionately affected by these non-cash share-based compensation charges and is not necessarily indicative of future expense levels.

Performance of Hospitality and E-Commerce Segments

While our strategic focus is on growing our payment business, our hospitality and e-commerce segments continue to contribute to our overall revenue. Our hospitality software services revenue, primarily from OwlNest subscriptions, has shown consistent growth, while our hospitality platform services and e-commerce revenues have been affected by a decline in domestic travel demand in Taiwan and adverse climatic factors impacting agricultural product quality, respectively. The performance of these segments will continue to affect our overall financial results in the near term.

Key Business Metrics

We collect and analyze operating and financial data to evaluate the health of our business, allocate our resources, and assess our performance. In addition to our financial results, we use the following key business metrics across different business segments to evaluate our business, measure our performance, and make strategic decisions. We believe that these indicators provide useful information in understanding and evaluating our results of operations. The presentation of key business metrics is not intended to be considered in isolation or as a substitute for, or superior to, the financial information prepared and presented in accordance with IFRS Accounting Standards. See "Item 3. Key Information — D. Risk Factors — Risks Related to Our Business, Industry, and Operations — Real or perceived inaccuracies in our key business metrics may harm our reputation and negatively affect our business, and these key business metrics are subject to assumptions and limitations and may not provide an accurate indication of our future or expected results."

Our key metrics are calculated using internal company data based on the activity we measure on our platforms and compiled from multiple systems, including systems that are internally developed or acquired through business combinations. While the measurement of our key metrics is based on what we believe to be reasonable methodologies and estimates, there are inherent challenges and limitations in measuring our key metrics on a global scale. The methodologies we use to measure these metrics are subject to significant judgment. There is no guarantee that increases or decreases in our key business metrics will correspond with increases or decreases in our revenue.

Payment Services

As our revenue from payment services is typically correlated with Gross Payment Volume, or GPV, growth and the number of Active Accounts, management uses these operating metrics to gain insights into the scale and strength of our payment platform, the engagement level of our customers and underlying activity and trends that may be indicators of current and future performance.

Gross Payment Volume (GPV)

GPV is defined as the total value of transactions processed through our payment services, including via our payment gateway services, fiat currency cross-border remittances, foreign exchange for fiat currency (as standalone transactions not involving fund transfers) and stablecoin solutions (including on/off-ramp services and cross-chain transactions), and further net of transaction reversals. Each step of a multi-step transaction, such as an on-ramp followed by a cross-chain transfer and an off-ramp, is recorded as a separate transaction in GPV, as each step constitutes a distinct service for which we charge a separate fee. Where a transaction is reversed, the reversed amount is deducted from GPV in the period in which the reversal occurs, regardless of when the original transaction was recorded.

	As of December 31,
	US$ in millions			YoY Growth
	2023(1)	2024	2025	(2024 to 2025)
Active Accounts	134.5	218.6	219.5	0.4%

Notes:

(1)
The payment services were launched in 2023 with the acquisition of PayNow in May 2023.

For the year ended December 31, 2025, GPV increased by approximately 0.4% to US$219.5 million compared to US$218.6 million for the year ended December 31, 2024, reflecting steady transaction volumes on our payment platform as we transitioned our strategic focus toward stablecoin-based payment solutions and enterprise infrastructure through OwlPay Harbor.

Active Accounts

An Active Account is defined as an account registered on our payment platforms that has completed at least one transaction on our payment platforms within the past 12 months. A unique individual or business user may register on our platforms to access different services and may register more than one account to access a service; however, a unique user that has registered on both OwlPay Wallet Pro and OwlPay Payment is counted only once for the purpose of determining Active Accounts, in order to maintain consistency in this metric. Active Accounts primarily reflects users of our OwlPay Payment and OwlPay Wallet Pro platforms. It does not capture the scale of end users served through enterprise partners accessing our infrastructure via OwlPay Harbor. OwlPay Cash, which was launched in December 2025, is also not yet reflected in this metric in a meaningful way given the limited period since its launch. Accordingly, we believe GPV is a more comprehensive indicator of our overall payment business scale.

	As of December 31,			YoY Growth
	2023(1)	2024	2025	(2024 to 2025)
Active Accounts	3,556	3,901	4,134	6.0%

Notes:

(1)
The payment in 2023 with the acquisition of PayNow in May 2023.

As of December 31, 2025, the number of Active Accounts increased by 6.0% to 4,134 compared to 3,901 as of December 31, 2024, primarily attributable to continued growth in registered users on our OwlPay Payment.

Hospitality Services

While our primary strategic focus is on growing our payment business, we also seek to expand OwlNest, our PMS service offerings, and acquire more subscribers in international markets to strengthen our overall revenue base. Management therefore monitors the performance and growth of OwlNest as a complementary area of our business development. Since OwlNest is delivered on a SaaS basis, management uses OwlNest's Annual Recurring Revenue, or ARR, to gain insights into OwlNest's growth trajectory, revenue potential and operational stability. Additionally, management considers OwlNest's Dollar-Based Net Retention Rate as a key indicator of OwlNest's overall revenue growth and customer retention. In tracking OwlNest's ARR and Dollar-Based Net Retention Rate, management focuses only on the revenues that are contractually committed on a periodic subscription basis, since OwlNest's transaction volume-based revenues from our alternative fee model on a commission basis or from our add-on room fee collection services are tied to the sales performance of OwlNest's customers that we could not control. We also use the number of OwlNest Subscribers to assess our ability to acquire new customers. We expect to reassess the relevance of OwlNest's ARR and Dollar-Based Net Retention Rate as standalone key business metrics as our payment business continues to grow as a proportion of our total revenue.

OwlNest's Annual Recurring Revenue (ARR)

OwlNest's Annual Recurring Revenue, or ARR, is defined as contractually committed recurring OwlNest revenue from PMS subscriptions, excluding one-time or non-recurring fees, recognized in the last month of the reporting period and calculated on an annualized basis. OwlNest's ARR also excludes OwlNest's transaction volume-based revenues from our alternative fee model on a commission basis or from our add-on room fee collection services. OwlNest's ARR is calculated based on the assumption that any contract expiring in the next 12 months will be renewed at the rate prevailing in the final month of such contract, unless we determine that such contract will be cancelled or reduced, in which case revenue from such contract will be excluded from the calculation. Our calculation of ARR does not give effect to the impact of any anticipated future price increases.

OwlNest's ARR increased by 11.6% from US$965,630 as of December 31, 2024 to US$1.1 million as of December 31, 2025, primarily attributable to an increase in the number of OwlNest Subscribers and a higher average contract value per subscriber, reflecting our transition toward longer-term contracts of two to three years supported by expanded system functionality. The type of revenues represented by OwlNest's ARR accounted for approximately 33% and 27% of our total hospitality services revenue for the years ended December 31, 2025 and 2024, respectively, and accounted for approximately 12% and 10% of our total revenue for the years ended December 31, 2025 and 2024, respectively.

	As of December 31,			YoY Growth
	2023	2024	2025	(2024 to 2025)
OwlNest’s ARR	US$772,364	US$965,630	US$1,077,949	11.6%

OwlNest's Dollar-Based Net Retention Rate

OwlNest's Dollar-Based Net Retention Rate, as of a specified period end and expressed as a percentage, is defined as the Current Period ARR divided by the Prior Period ARR on a fixed exchange rates basis as of the prior period end, each associated with such specified period end and as defined below. The Prior Period ARR associated with a period end is OwlNest's ARR from the cohort of all customers as of 12 months prior to that period end. The Current Period ARR associated with a period end is OwlNest's ARR from the same cohort of customers (as those in the Prior Period ARR) as of that period end, including any expansion and net of any contraction or churn over the past 12 months but excluding ARR from new OwlNest Subscribers gained during the past 12 months.

OwlNest's Dollar-Based Net Retention Rate decreased to 82.6% as of December 31, 2025 from 107.7% as of December 31, 2024. The decrease was primarily attributable to higher churn among existing subscribers upon contract renewal in 2025. A significant portion of our subscriber base had entered into short-term annual contracts in 2024, and upon expiration in 2025, a number of accommodation operators chose not to renew, primarily due to continued headwinds in the domestic travel industry and increasingly stringent government regulations on short-term rental operations in Taiwan, which created operational difficulties for smaller operators and led to business closures within our subscriber base. In response, we have begun transitioning toward longer-term contracts of two to three years, supported by expanded system functionality, with the aim of strengthening customer relationships and improving retention over time.

	As of December 31,
	2023	2024	2025
OwlNest’s Dollar-Based Net Retention Rate	102.4%	107.7%	82.6%

OwlNest Subscribers

The number of OwlNest Subscribers is defined as the total number of paid customers for OwlNest subscription at the end of a specified period. We treat each customer account that has a corresponding contract as a unique OwlNest Subscriber, and a single organization with multiple branches may be counted as multiple OwlNest Subscribers.

	As of December 31,			YoY Growth
	2023	2024	2025	(2024 to 2025)
OwlNest’s Subscribers	2,343	2,587	2,834	9.5%

As of December 31, 2025, the number of OwlNest Subscribers increased by 9.5% compared to December 31, 2024 primarily due to the growth of OwlNest’s product visibility, which enhanced our ability to onboard new customers.

1.
Operating Results

Revenue

Revenue is derived from (i) payment services, (ii) hospitality services, including hospitality-related software services and hospitality-related platform services, (iii) the e-commerce platform, and (iv) other sources.

Total revenue increased from US$6.4 million for the year ended December 31, 2023, to US$7.6 million for the year ended December 31, 2024, and further to US$7.9 million for the year ended December 31, 2025. During the periods presented, the majority of revenue was derived from customers based in Taiwan.

The following table sets forth a breakdown of external revenue by business segment for the periods indicated.

	For the year ended December 31,						% change
	2023		2024		2025		from
	US$'000	% of total	US$'000	% of total	US$'000	% of total	2024 to 2025
Payment services	2,466	38.6	4,028	53.2	4,416	56.2	9.6
Hospitality services
Hospitality-related software services	1,146	17.9	1,158	15.3	1,382	17.6	19.3
Hospitality-related platform services	1,903	29.7	1,623	21.5	1,542	19.6	(5.0)
E-commerce platform	863	13.5	752	9.9	517	6.6	(31.3)
Other	21	0.3	9	0.1	4	—	(55.6)
Total	6,399	100.0	7,570	100.0	7,861	100.0	3.8

Payment services

Revenues from payment services are generated entirely from OwlPay Payment, which consists of (i) payment gateway services and (ii) payout services. OwlPay provides a one-stop payment solution, covering both the collection of payments from consumers and the disbursement of funds to businesses. Payment gateway services support a wide range of payment methods, including credit cards, mobile payments, web ATM, and payments at convenience stores. Merchants using the payment gateway services are charged a transaction fee for each successful card payment based on a predetermined rate, which varies by market and merchant, as well as a fixed handling fee for fund disbursement.

Payout services incorporate a KYC and AML system, under which each transaction is screened to determine whether it should be authorized on the payment platform. Upon authorization, the Company becomes obligated to complete the payment transaction. The primary source of revenue under payout services is from cross-border transactions. Fees for these services are charged as fixed per-transaction handling fees and/or percentage-based transaction fees, which vary depending on currency conversions and payment regions.

Hospitality services

Revenues from hospitality services consist of (i) hospitality-related software services and (ii) hospitality-related platform services, including OTA platforms and offline accommodation services.

Hospitality-related software services are provided through a property management system ("PMS") called OwlNest, offered to property providers in the hospitality sector. OwlNest customers are charged under two fee models: (i) subscription fees, under which annual SaaS fees are charged based on the number of rooms managed by each client; and (ii) commission fees, which were historically based on the price of orders processed through the PMS. Commission fees were discontinued beginning in 2025. In addition, for add-on room fee collection services, a processing fee is charged based on a contractually agreed percentage of the amounts collected.

Hospitality-related platform services include OwlJourney, an OTA platform for hotel and B&B providers, which charges fees for each transaction. OwlTing Experiences collaborates with suppliers to sell experiential tour services to travelers. The offline platform service, OwlStay, provides room accommodation under the Company’s own brand and generates revenue from room rates.

E-commerce platform

Revenues from the e-commerce platform primarily consist of sales of agricultural products through OwlTing Market. The platform promotes product quality and enhances visibility through curated collections and international reach, providing an attractive channel for both local producers and international consumers. Products are sold at predetermined unit prices on the platform.

Others

Revenues from other services primarily consist of transactions related to small-scale OwlTing Blockchain Services projects conducted in collaboration with the Taiwan government.

Cost of Revenue

The following table sets forth a breakdown of cost of revenue of us by business segments for the periods indicated.

	For the year ended December 31,						% change
	2023		2024		2025		from
	US$'000	% of total	US$'000	% of total	US$'000	% of total	2024 to 2025
Payment services	2,140	41.7	3,866	58.9	4,289	56.0	10.9
Hospitality services
Hospitality-related software services	726	14.2	674	10.3	1,377	18.0	104.3
Hospitality-related platform services	1,505	29.3	1,406	21.4	1,565	20.4	11.3
E-commerce platform	740	14.4	588	9.0	388	5.1	(34.0)
Other	19	0.4	29	0.4	41	0.5	41.4
Total	5,130	100.0	6,563	100.0	7,660	100.0	16.7

Payment services

The cost of revenue for payment services primarily consists of fees associated with the transfer of funds, including transaction processing fees such as acquirer bank fees and bank handling fees, periodic subscription fees for payment settlement service providers, and personnel costs related to the operation and maintenance of the payment system.

Hospitality services

For hospitality-related software services, the cost of revenue consists of system maintenance expenses, such as personnel costs, and the monthly rental fee for the electronic invoice platform.

For hospitality-related platform services, the cost of revenue consists of system maintenance expenses, such as personnel costs, fees paid for local travel experience providers, and staff and depreciation costs associated with our offline room accommodation.

E-commerce platform

The cost of revenue primarily consists of the cost of goods sold on the platform, logistics costs, and system maintenance expenses, including personnel costs.

Others

The cost of revenue primarily consists of personnel costs for engineers involved in system development and maintenance for small OwlTing Blockchain Services projects.

Operating Expenses

Our operating expenses consist of expenses from (i) marketing and sales; (ii) general and administrative; and (iii) research and development.

	For the year ended December 31,
	2023		2024		2025
	US$'000	% of total	US$'000	% of total	US$'000	% of total
Marketing and sales	2,456	30.5	2,120	21.4	3,645	11.3
General and administrative	3,361	41.8	5,232	52.7	21,726	67.0
Research and development	2,231	27.7	2,571	25.9	7,042	21.7
Total	8,048	100.0	9,923	100.0	32,413	100.0

Marketing and sales

Our marketing and sales expenses mainly consist of personnel-related expenses for employee salaries and allowance, employee benefits, and performance bonus for employees engaged in sales and marketing, consultancy fees and advertising expenses.

We plan to continue investing in sales and marketing to expand our customer base, focusing on both customer acquisition and retention, while also enhancing brand awareness. Consequently, we anticipate that marketing and sales expenses will increase in absolute terms. However, in the long term, we expect these expenses to decrease as a percentage of revenue as we achieve greater scale and operational efficiencies.

General and administrative

Our general and administrative expenses primarily consist of legal and professional service fees, license application fee, depreciation and amortization expenses, and other operation-related expenses.

We expect that our general and administrative expenses as a percentage of revenue will decrease over the long term as we expand our revenue streams and achieve greater operational scale. However, in the near term, we expect to continue incurring recurring costs associated with operating as a public company, including expenses related to compliance and reporting obligations pursuant to the rules and regulations of the SEC and Nasdaq, directors' and officers' liability insurance, investor relations, and professional services fees. These recurring costs are expected to increase in absolute dollar terms as our business continues to grow, but at a slower rate than our revenue growth over the long term.

Research and development

Our research and development expenses mainly consist of salaries and benefits for our research and development engineers.

We plan to continue to hire specialized research and development employees, invest in technology infrastructure and work on research projects to develop new products and services. We expect that our research and development expenses will continue to increase in absolute dollar terms.

Interest Income

Our interest income consists of interest earned on bank deposits and deposits for guarantees.

Foreign Currency Exchange Gains / Losses

As the Company is a holding company with subsidiaries located in different jurisdictions, each subsidiary typically uses the primary currency of its operating location as its functional currency, and its revenue is mainly in that functional currency. However, due to cross-border suppliers and customers, we experience gains or losses from exchange rate conversions or fluctuations.

Financial Liabilities at FVTPL

A financial liability is classified as at FVTPL if it is held for trading, including derivatives, or is designated as such on initial recognition. The Company entered into SAFE Agreements in 2022 and 2023 with an aggregate amount of US$1.8 million; all rights issued in connection with such SAFE Agreements had been converted into Class A Common Shares or cashed out as of December 31, 2024. In 2025, the Company entered into additional SAFE Agreements with an aggregate amount of US$2.5 million. As of December 31, 2025, all such SAFE Agreements had been terminated and settled on a cash-out basis; however, the related cash payments remained outstanding as of such date and are reflected as other payables in our consolidated balance sheet. According to IAS 32, "Financial Instruments: Presentation", because the Company does not have the unconditional right to avoid settling the contract in cash or in another way that it would be a financial liability, the SAFE Agreements were accounted for as a liability. Please refer to Note 14 of our consolidated financial statements for more information.

Loss on Extension of Preference Share Liabilities

Loss on extension of preference share liabilities primarily related to changes in the carrying amount of preference share liabilities in prior periods. These preference shares were fully redeemed in 2025, and no further losses were recognized.

Other Losses

Other losses primarily consist of disposal costs of property, plant and equipment and computer software, as well as impairment losses.

Other Income

Other income primarily consists of subsidies from the local government, rental income, and certain one-time events. The Company does not expect material subsidies from the local government in the foreseeable future.

Finance Costs

Our finance costs primarily consist of interest expenses on lease liabilities and interest expenses on trade financing. Prior to the redemption of all Class A Preferred Shares in 2025, finance costs also included non-discretionary dividends on preference share liabilities.

Income Tax (Expenses) Benefit

Our income tax (expenses) benefit primarily consists of income taxes in the jurisdictions in which we do business. These jurisdictions have different statutory tax rates. Accordingly, our effective tax rate will vary depending on the relative proportion of income derived in each jurisdiction, use of tax credits, changes in the valuation of our deferred tax assets, and liabilities and changes in respective tax laws.

Result of Operations

The following table sets forth a summary of our consolidated results of operations for the periods indicated, both in absolute amounts and as percentages of our revenues. This information should be read in conjunction with our consolidated financial statements and the related notes included elsewhere in this Annual Report on Form 20-F.

	For the year ended December 31,						% change
	2023		2024		2025		from
	US$'000	% of total	US$'000	% of total	US$'000	% of total	2024 to 2025
Revenue	6,399	100.0	7,570	100.0	7,861	100.0	3.8
Costs of revenue	(5,130)	(80.2)	(6,563)	(86.7)	(7,660)	(97.4)	16.7
Gross profit	1,269	19.8	1,007	13.3	201	2.6	(80.0)
Operating expenses:
Marketing and sales	(2,456)	(38.3)	(2,120)	(27.9)	(3,645)	(46.4)	71.9
General and administrative	(3,361)	(52.5)	(5,232)	(69.0)	(21,726)	(276.4)	315.3
Research and development	(2,231)	(34.9)	(2,571)	(33.9)	(7,042)	(89.6)	173.9
Total operating expenses	(8,048)	(125.7)	(9,923)	(130.8)	(32,413)	(412.4)	227
Net operating loss	(6,779)	(105.9)	(8,916)	(117.5)	(32,212)	(409.8)	261
Non-operating income and expense
Interest income	96	1.5	75	1.1	76	1.0	1.3
Foreign currency exchange gains	88	1.4	7	0.2	835	10.6	11,828.6
Foreign currency exchange losses	(16)	(0.3)	(1,053)	(13.8)	(6)	(0.1)	(99.4)
Loss on financial liabilities at fair value through profit or loss	(144)	(2.2)	(259)	(3.3)	(76)	(1.0)	(70.7)
Loss on extension of preference share liabilities	(26)	(0.4)	—	—	—	—	—
Other losses	(24)	(0.4)	(26)	(0.2)	(303)	(3.9)	1,065.4
Other income	154	2.4	76	1.1	95	1.2	25.0
Finance costs	(137)	(2.1)	(178)	(2.3)	(261)	(3.3)	46.6
Total non-operating income and expenses	(9)	(0.1)	(1,358)	(17.2)	360	4.5	(126.5)
Loss before tax	(6,788)	(106.0)	(10,274)	(134.7)	(31,852)	(405.3)	210.0
Income tax (expenses) benefit	7	0.1	2	0.0	(7)	(0.1)	(450.0)
Net loss	(6,781)	(105.9)	(10,272)	(134.7)	(31,859)	(405.4)	210.2
Other comprehensive income (loss):
Components of other comprehensive income (loss) that will be reclassified to profit or loss
Exchange differences on translation of foreign financial statements	(53)	(0.8)	1,321	17.5	(841)	(10.7)	(163.7)
Components of other comprehensive income (loss) that will be reclassified to loss	(53)	(0.8)	1,321	17.5	(841)	(10.7)	(163.7)
Other comprehensive income (loss)	(53)	(0.8)	1,321	17.5	(841)	(10.7)	(163.7)
Total comprehensive loss	(6,834)	(106.7)	(8,951)	(117.2)	(32,700)	(416.1)	265.3

Comparison of the Years Ended December 31, 2024 and December 31, 2025

Revenue

Our revenue increased by approximately 3.8% from US$7.6 million for the year ended December 31, 2024 to US$7.9 million for the year ended December 31, 2025, primarily attributable to growth in our payment services revenue. We have recognized revenue from each service line for the year ended December 31, 2024 and 2025 as follows.

	For the year ended December 31,
	2023	2024	2025
	US$	US$	US$
Payment services	2,465,859	4,027,727	4,416,110
Hospitality services
Hospitality-related software services
OwlNest property management system
Subscription fees	729,202	756,361	957,771
Commission fees	8,956	8,087	—
OwlNest add-on room fee collection services	408,292	393,918	424,712
Hospitality-related platform services
OwlTing Experience	514,592	307,192	173,455
OwlJourney	65,459	27,183	24,589
OwlStay	1,322,446	1,288,486	1,343,500
E-commerce platform	863,484	751,635	516,942
Others	21,097	9,041	4,012
Total	6,399,387	7,569,630	7,861,091

Payment services

External revenue from payment services increased from US$4.0 million to US$4.4 million. For the year ended December 31, 2025, revenue from payment services under OwlPay Payment consisted of (i) approximately US$4.4 million generated from fiat payment gateway services via PayNow, and (ii) US$17,714 generated from fiat solutions for domestic and international payout services.

Hospitality services

a. Hospitality-related software services

External revenue from hospitality-related software services increased from US$1,158,366 for the year ended December 31, 2024 to US$1,382,483 for the year ended December 31, 2025. The increase was primarily driven by growth in the number of OwlNest Subscribers, resulting in higher revenue from our OwlNest property management system.

This increase was primarily reflected in revenue from the OwlNest system, which grew from US$764,448 for the year ended December 31, 2024 (including US$756,361 from subscription fees and US$8,087 from commission fees) to US$957,771 for the year ended December 31, 2025. The Company discontinued its commission-based pricing model in 2025, and accordingly, no commission fee revenue was recognized during the year.

In addition, external revenue from OwlNest’s add-on room fee collection services increased from US$393,918 for the year ended December 31, 2024 to US$424,712 for the year ended December 31, 2025. The increase in such revenue was partially offset by lower booking volumes and a decline in the flow of funds processed through the OwlNest system, as domestic travel patterns shifted toward shorter, same-day return trips, resulting in reduced demand for overnight stays.

b. Hospitality-related platform services

External revenue from hospitality-related platform services decreased from US$1,622,862 for the year ended December 31, 2024 (including US$307,192 from OwlTing Experiences, US$27,183 from OwlJourney, and US$1,288,487 from OwlStay) to US$1,541,544 for the year ended December 31, 2025 (including US$173,455 from OwlTing Experiences, US$24,589 from OwlJourney, and US$1,343,500 from OwlStay). The decrease was primarily attributable to a decline in domestic travel demand, which led to reduced transaction volumes across the Company’s platform, particularly affecting revenue from both OwlTing Experiences and OwlJourney.

This decline was partially offset by an increase in revenue from OwlStay, which was primarily driven by the commencement of operations at Hualien Greenhouse in August 2024. Hualien Greenhouse contributed revenue for only five months in 2024, compared to a full year of contribution in 2025, resulting in the year-over-year increase in OwlStay revenue.

E-commerce platform

External revenue from e-commerce platform services decreased from US$751,635 for the year ended December 31, 2024 to US$516,942 for the year ended December 31, 2025. The decrease was primarily attributable to variability in fruit quality due to climatic factors, which led to lower sales volumes.

Others

External revenue from other services decreased from US$9,041 for the year ended December 31, 2024 to US$4,012 for the year ended December 31, 2025, primarily due to a decrease in demand for our blockchain traceability solution within our OwlTing Blockchain Services.

Cost of Revenue

Our costs on an IFRS basis increased from US$6.6 million for the year ended December 31, 2024 to US$7.7 million for the year ended December 31, 2025, primarily attributable to the recognition of share-based compensation of US$0.9 million in connection with RSAs and RSUs granted under our Share Incentive Plan, as well as the continued growth of our payment business. As a result, gross profit decreased from US$1.0 million to US$0.2 million, and gross margin decreased from 13.3% to 2.6%, primarily reflecting the recognition of share-based compensation expenses in costs of revenue in 2025, which was not present in the prior year. See "Special Note Regarding Non-IFRS Financial Measures (Adjusted Measures)" below for a reconciliation of Adjusted costs of revenue.

Operating Expenses

Marketing and sales

Our marketing and sales expenses on an IFRS basis increased from US$2.1 million for the year ended December 31, 2024 to US$3.6 million for the year ended December 31, 2025, primarily due to share-based compensation of US$1.6 million recognized in connection with RSAs granted under our Share Incentive Plan. See "Special Note Regarding Non-IFRS Financial Measures (Adjusted Measures)" below for a reconciliation of Adjusted marketing and sales expenses.

General and administrative

Our general and administrative expenses increased from US$5.2 million for the year ended December 31, 2024 to US$21.7 million for the year ended December 31, 2025, primarily due to (i) share-based compensation of US$10.0 million recognized in connection with RSAs and RSUs granted under our Share Incentive Plan, (ii) an increase in legal and professional service fees from US$1.9 million to US$7.3 million, and (iii) media, marketing, and other professional service expenses of US$1.5 million incurred in connection with our Nasdaq listing, both of which were primarily non-recurring in nature. Going forward, we expect the rate of increase in general and administrative expenses to moderate compared to fiscal year 2025 as one-time listing-related costs are not expected to recur. See "Special Note Regarding Non-IFRS Financial Measures (Adjusted Measures)" below for a reconciliation of Adjusted general and administrative expenses.

Research and development

Our research and development expenses on an IFRS basis increased from US$2.6 million for the year ended December 31, 2024 to US$7.0 million for the year ended December 31, 2025, primarily due to share-based compensation of US$4.3 million recognized in connection with RSAs and RSUs granted under our Share Incentive Plan. We expect to continue increasing our technology investments to support long-term revenue growth. See "Special Note Regarding Non-IFRS Financial Measures (Adjusted Measures)" below for a reconciliation of Adjusted research and development expenses.

Interest Income

Our interest income increased from US$75,103 for the year ended December 31, 2024 to US$75,836 for the year ended December 31, 2025. The increase was primarily attributable to the commencement of interest accrual on the trust accounts in the second half of 2025, which was not present in the prior year.

Foreign Currency Exchange Gains / Losses

As we operate with multiple functional currencies, foreign exchange gains and losses on monetary items are presented on an aggregate basis. For the years ended December 31, 2024 and 2025, foreign exchange loss and gain, including both realized and unrealized portions, amounted to US$(1,046,680) and US$829,067, respectively. Our operations are primarily denominated in New Taiwan dollars ("NTD"), while our consolidated financial statements are presented in U.S. dollars. The foreign exchange gain in 2025 was primarily attributable to fluctuations in exchange rates between NTD and U.S. dollars during the year.

Loss on Financial Liabilities at FVTPL

Our loss on financial liabilities at fair value through profit or loss ("FVTPL") decreased from US$259,418 for the year ended December 31, 2024 to US$76,212 for the year ended December 31, 2025. The decrease was primarily attributable to (i) the conversion of financial liabilities associated with SAFE agreements entered into during 2022 and 2023 into Class A common shares in 2024, which reduced subsequent fair value adjustments, and (ii) lower fair value losses recognized in 2025 in connection with SAFE agreements, including those triggered upon the Company meeting the conversion conditions in connection with its listing. The losses for both years were based on the fair values of the SAFE agreements, as determined by independent third-party valuation specialists.

Other Losses

Other losses increased from US$25,741 for the year ended December 31, 2024 to US$303,149 for the year ended December 31, 2025, primarily attributable to the recognition of a goodwill impairment loss of US$287,285 related to PayNow in 2025, reflecting a decline in the Company’s expected future profitability.

Other Income

Other income increased from US$76,365 for the year ended December 31, 2024 to US$95,104 for the year ended December 31, 2025, primarily attributable to vendor-sponsored prizes recognized in connection with the Company’s annual spring party held in 2025.

Finance Costs

Our finance costs increased from US$177,888 for the year ended December 31, 2024 to US$260,676 for the year ended December 31, 2025, primarily attributable to higher lease-related interest expenses resulting from increased lease liabilities associated with higher rental costs for our headquarters in Taiwan.

Total Comprehensive Loss

As a result of the foregoing, our total comprehensive loss increased from US$9.0 million for the year ended December 31, 2024 to US$32.7 million for the year ended December 31, 2025.

Comparison of the Years Ended December 31, 2023 and December 31, 2024

The following discussion refers to the revenue breakdown table set forth above under "Comparison of the Years Ended December 31, 2024 and December 31, 2025".

Revenue

Our revenue increased from US$6.4 million for the year ended December 31, 2023 to US$7.6 million for the year ended December 31, 2024, primarily driven by the full-year recognition of revenue from PayNow, which was acquired in May 2023.

Payment services

External revenue from payment services increased from US$2.5 million to US$4.0 million, reflecting the full-year contribution of PayNow's payment gateway business. The revenue we generated from our payment services for the year ended December 31, 2024 consisted of (i) approximately US$4.0 million generated from payment gateway services via PayNow; and (ii) US$8,143 generated from domestic and international payout services.

Hospitality services

a. Hospitality-related software services

External revenue from hospitality-related software services increased from US$1,146,450 for the year ended December 31, 2023 to US$1,158,366 for the year ended December 31, 2024. The increase was primarily driven by growth in the number of OwlNest subscribers, which drove an increase in revenue from the OwlNest property management system from US$738,158 (including US$729,202 from subscription fees and US$8,956 from commission fees) for the year ended December 31, 2023 to US$764,448 (including US$756,361 from subscription fees and US$8,087 from commission fees) for the year ended December 31, 2024. This increase was partially offset by a decrease in external revenue from OwlNest add-on room fee collection services from US$408,292 to US$393,918, which resulted from lower booking volumes and a decline in the flow of funds processed through the OwlNest system as a consequence of an earthquake in Taiwan in April 2024.

b. Hospitality-related platform services

External revenue from hospitality-related platform services decreased from US$1,902,497 (including US$514,592 from OwlTing Experiences, US$65,459 from OwlJourney and US$1,322,446 from OwlStay) for the year ended December 31, 2023 to US$1,622,862 (including US$307,192 from OwlTing Experiences, US$27,183 from OwlJourney and US$1,288,487 from OwlStay) for the year ended December 31, 2024, primarily due to the impact of the earthquake that struck Taiwan in April 2024, which damaged transportation routes to eastern Taiwan and led to reduced tourist activities and lower booking volumes across the Company's hospitality platform.

E-commerce platform

External revenue from e-commerce platform services decreased from US$863,484 for the year ended December 31, 2023 to US$751,635 for the year ended December 31, 2024, primarily due to the temporary ceasing of our fruit import business as a result of challenges in controlling the quality and schedule of imported fruits.

Others

External revenue from other services decreased from US$21,097 for the year ended December 31, 2023 to US$9,041 for the year ended December 31, 2024, due to our discontinuation of NFT-related services in 2024.

Cost of Revenue

Our cost increased from US$5.1 million for the year ended December 31, 2023 to US$6.6 million for the year ended December 31, 2024, primarily due to the full-year recognition of costs of revenue from PayNow.

Operating Expenses

Marketing and Sales

Our marketing and sales expenses decreased from US$2.5 million for the year ended December 31, 2023 to US$2.1 million for the year ended December 31, 2024, due to temporary workforce restructuring and role consolidation during 2024, partly driven by our office relocation, which led to lower average monthly salary expenses, even though the number of employees returned to previous levels by year-end.

General and Administrative

Our general and administrative expenses increased from US$3.4 million for the year ended December 31, 2023 to US$5.2 million for the year ended December 31, 2024, primarily due to (i) an increase in legal and professional service fees from US$687,299 to US$1.9 million; and (ii) an increase in depreciation expense from US$254,973 to US$376,346, related to the new lease contract for the Company's new headquarters in Taiwan.

Research and Development

Our research and development expenses increased from US$2.2 million for the year ended December 31, 2023 to US$2.6 million for the year ended December 31, 2024, due to investment in enhancing system performance of cloud services and price increases by cloud service providers.

Interest Income

Our interest income decreased from US$96,575 for the year ended December 31, 2023 to US$75,103 for the year ended December 31, 2024, due to a higher cash balance in 2023 resulting from a higher level of capital raised through private placement in that year.

Foreign Currency Exchange Gains / Losses

For the years ended December 31, 2023 and 2024, foreign exchange gain (loss), including both realized and unrealized portions, amounted to US(71,170) and US(1.0) million, respectively. The increased foreign currency exchange losses in 2024 were primarily attributable to increased volatility in the NTD-to-U.S. dollar exchange rate.

Loss on Financial Liabilities at FVTPL

Our loss on financial liabilities at FVTPL increased from US$143,693 for the year ended December 31, 2023 to US$259,418 for the year ended December 31, 2024, due to the conversion of SAFE Agreements into Class A Common Shares in 2024, with losses recognized based on the fair values of the SAFE Agreements as determined by independent third-party valuation specialists.

Other Losses

Other losses increased from US$24,288 for the year ended December 31, 2023 to US$25,741 for the year ended December 31, 2024, due to a loss from a one-time disposal of assets in 2024.

Other Income

Other income decreased from US$154,226 for the year ended December 31, 2023 to US$76,365 for the year ended December 31, 2024, due to a one-time settlement of a payable in 2023 that did not recur in 2024.

Finance Costs

Our finance costs increased from US$137,210 for the year ended December 31, 2023 to US$177,888 for the year ended December 31, 2024, due to increased interest expenses associated with the new lease contract for the Company's new headquarters in Taiwan.

Total Comprehensive Loss

As a result of the foregoing, our total comprehensive loss increased from US$6.8 million for the year ended December 31, 2023 to US$9.0 million for the year ended December 31, 2024.

Special Note Regarding Non-IFRS Financial Measures (Adjusted Measures)

This Annual Report presents certain non-IFRS financial measures, referred to herein as "Adjusted" measures, which exclude share-based compensation expenses recognized in connection with restricted share units (RSUs) and restricted share awards (RSAs) granted under our Share Incentive Plan (referred to herein as "SBC Adjustment"). These non-IFRS financial measures are not prepared in accordance with IFRS Accounting Standards and should not be considered in isolation from, or as a substitute for, financial information presented in accordance with IFRS. Other companies may calculate similarly titled measures differently, which reduces their usefulness as comparative measures.

We believe these non-IFRS financial measures provide useful information to investors by:

•
isolating the cash component of our operating expenses, separate from the non-cash impact of equity-based incentives;
•
providing a more meaningful comparison of our operational performance from period to period; and
•
reflecting the underlying trends in our business operations independent of the recognition of share-based compensation.

The following tables set forth reconciliations of each non-IFRS financial measure to its most directly comparable IFRS measure for the periods indicated:

Adjusted Costs of Revenue

	2023	2024	2025
	US$000	US$000	US$000
Costs of revenue	(5,130)	(6,563)	(7,660)
SBC Adjustment	—	—	919
Adjusted costs of revenue	(5,130)	(6,563)	(6,741)
Adjusted gross profit	1,269	1,007	1,120

Excluding share-based compensation, Adjusted costs of revenue increased from US$6.6 million in 2024 to US$6.7 million in 2025, an increase of approximately 2.7%, primarily reflecting the continued growth of our payment business. As a result, Adjusted gross profit improved from US$1.0 million to US$1.1 million, and Adjusted gross margin improved from 13.3% to 14.2%, primarily attributable to a favorable shift in our revenue mix, as OwlNest subscription fees grew as a proportion of total revenue from approximately 10.0% in 2024 to 12.2% in 2025.

Adjusted Marketing and Sales Expenses

	2023	2024	2025
	US$000	US$000	US$000
Marketing and sales	(2,456)	(2,120)	(3,645)
SBC Adjustment	—	—	1,600
Adjusted marketing and sales	(2,456)	(2,120)	(2,045)

Excluding share-based compensation, Adjusted marketing and sales expenses decreased from US$2.1 million in 2024 to US$2.0 million in 2025, a decrease of approximately 3.5%, primarily attributable to our adoption of AI-assisted tools for content creation and marketing production, which reduced our reliance on third-party service providers, partially offset by an increase in headcount-related costs as we expanded our sales team.

Adjusted General and Administrative Expenses

	2023	2024	2025
	US$000	US$000	US$000
General and administrative	(3,361)	(5,232)	(21,726)
SBC Adjustment	—	—	9,997
Adjusted general and administrative	(3,361)	(5,232)	(11,729)

Excluding share-based compensation, Adjusted general and administrative expenses increased from US$5.2 million in 2024 to US$11.7 million in 2025, an increase of US$6.5 million, primarily driven by (i) an increase in legal and professional service fees from US$1.9 million to US$7.3 million, and (ii) media, marketing, and other professional service expenses of US$1.5 million incurred in connection with our Nasdaq listing, both of which were primarily non-recurring in nature.

Adjusted Research and Development Expenses

	2023	2024	2025
	US$000	US$000	US$000
Research and development	(2,231)	(2,571)	(7,042)
SBC Adjustment	—	—	4,295
Adjusted research and development	(2,231)	(2,571)	(2,747)

Excluding share-based compensation, Adjusted research and development expenses increased from US$2.6 million in 2024 to US$2.7 million in 2025, primarily driven by continued investment in our payment infrastructure and compliance capabilities.

B. Liquidity and Capital Resources

Cash Flows and Working Capital

Our liquidity strategy is to maintain a balance between adequate cash reserves and capital investments to support our growth initiatives. We have implemented cash management policies designed to ensure that we meet our short-term and long-term financial obligations while optimizing the use of our resources. Our principal sources of liquidity have been cash generated from operations, bank borrowings, loans from related parties, and proceeds from equity financing and SAFE agreements.

As of December 31, 2024 and 2025, our cash and cash equivalents were US$8.7 million and US$9.4 million, respectively. Cash and cash equivalents consist of cash on hand and demand deposits, which are readily available for use. Our cash is primarily denominated in U.S. dollars. As of December 31, 2025, our long-term borrowings (including current portion) from banks and financial institutions were US$0.8 million, consisting of term loans in Taiwan. Borrowings from related parties were US$1.8 million, representing interest-free loans from our controlling shareholders.

Our primary liquidity and capital requirements include funding working capital, capital expenditures, redemption of Class A Preferred Shares, and other general corporate purposes.

Cash is transferred between OBOOK Holdings Inc. and its subsidiaries primarily through capital contributions and intercompany advances. Such transfers are determined based on the working capital needs of the subsidiaries and are subject to internal approval processes. We currently do not have material restrictions on the transfer of funds between OBOOK Holdings Inc. and its subsidiaries in the United States, Japan, Taiwan, Singapore, Hong Kong, Malaysia, Thailand, and Poland. Management regularly monitors cash flow forecasts and working capital requirements across the group.

Subsequent Event — Senior Secured Convertible Note Financing with Lind Global Asset Management XV LLC

On April 6, 2026, subsequent to December 31, 2025, the Company completed a private placement financing with Lind Global Asset Management XV LLC ("Lind"), pursuant to which the Company issued a Senior Secured Convertible Promissory Note with a principal amount of US$11.5 million, reflecting a 15% original issue discount, for gross proceeds of US$10.0 million. The Note matures on October 6, 2027, bears no interest except upon an Event of Default (at which point interest accrues at 10% per annum), and is initially convertible into Class A Common Shares at a conversion price of US$9.00 per share, subject to adjustment. The Note is a senior secured obligation of the Company, secured by substantially all assets of the Company and certain of its subsidiaries, excluding assets subject to regulatory restrictions. Concurrently, certain subsidiaries of the Company entered into a guaranty jointly and severally guaranteeing all of the Company's obligations under the transaction documents.

Commencing on the earlier of 120 days from the date of issuance or the effective date of a resale registration statement, the Note is repayable in monthly installments of up to US$821,429 each. The Company has the option to satisfy each monthly repayment in Class A Common Shares at a repayment price equal to 92.5% of the average of the two lowest daily volume-weighted average prices during the 10 trading days prior to conversion, in cash at a 5% premium, or a combination thereof. In addition, the Company holds a one-time right to repurchase the full outstanding principal at a 5% premium. The Company is required to file a resale registration statement with the SEC within 45 days of closing, the failure of which constitutes an Event of Default under the Note. If the registration statement is not declared effective within 120 days of closing, such failure does not constitute an Event of Default; however, the Company will be subject to registration delay payments of 1.0% of the outstanding principal amount per month, up to a maximum of 5.0% of the principal amount (equivalent to a maximum of US$575,000), pursuant to the terms of the Securities Purchase Agreement.

In connection with the financing, the Company also issued a warrant to purchase up to 850,340 Class A Common Shares at an exercise price of US$7.82 per share, exercisable for cash for a period of 60 months from issuance, subject to adjustment. The arrangement provides the Company with potential access to up to US$50.0 million in total funding, including up to US$40.0 million in additional follow-on investments after effective resale registration, subject to mutual consent of both parties. See Exhibits 10.2, 4.1 and 4.2 to this Annual Report for the full text of the Securities Purchase Agreement, Note and Warrant, respectively.

In light of the above financing, we believe that our existing cash and cash equivalents, expected cash inflows from the expansion of our payment business and new revenue streams, gross proceeds of US$10.0 million from the Note issued to Lind on April 6, 2026, and the commitment of our major shareholders to defer repayment of loans of at least US$1.8 million through June 30, 2027 and to provide financial support as needed will be sufficient to meet our working capital requirements, debt service obligations, and capital expenditures for at least the next 12 months.

However, we may require additional financing to support our operations and growth strategies. If our existing resources are insufficient, we may seek to raise additional capital through equity or equity-linked securities, issuance of debt securities, bank borrowings, or loans from our major shareholders. We cannot assure that such financing will be available on acceptable terms, if at all. The issuance of additional equity securities would result in dilution to our shareholders, while debt financing could impose repayment obligations and restrictive covenants. For further discussion of risks related to our ability to obtain additional financing, including potential dilution and restrictions associated with debt financing, see "Item 3. Key Information — D. Risk Factors." We do not currently intend to pay cash dividends on our Class A Common Shares and expect to retain earnings to support business growth.

The following table sets forth a summary of our cash flows for the periods presented:

	For the year ended December 31,
	2023	2024	2025
	(US$ in thousands)
Net cash flows used in operating activities	(5,415)	(9,070)	(11,531)
Net cash flows (used in) from investing activities	3,346	(750)	(607)
Net cash flows from financing activities	7,516	9,261	13,598
Effect of exchange rate changes on cash and restricted cash	(31)	1,284	(827)
Net increase in cash and restricted cash	5,416	725	633
Cash and restricted cash at beginning of year	2,581	7,997	8,722
Cash and restricted cash at end of year	7,997	8,722	9,355

Cash Flows from Operating Activities

Net cash flows used in operating activities was US$11.5 million for the year ended December 31, 2025. The difference between our net loss of US$31.9 million and cash used in operations was primarily due to (i) adjustments for certain non-cash items, including share-based compensation expenses of US$17.1 million, depreciation expense of US$1.5 million, amortization expense of US$106,693, expected credit impairment loss of US$224,423, impairment loss on intangible assets of US$288,813, finance costs of US$260,676, and interest income of US$(75,836); and (ii) net changes in operating assets and liabilities of US$1.0 million, primarily attributable to a decrease in prepayments of US$1.5 million due to the reclassification of IPO-related fees of approximately US$1.9 million to expenses, a decrease in other payables of US$383,445 due to accrued fees for legal counsel, and a decrease in other current liabilities of US$139,654 due to the payment of employee withholding taxes and collected insurance premiums.

Net cash flows used in operating activities was US$9.1 million for the year ended December 31, 2024. The difference between our net loss of US$10.3 million and cash used in operations was primarily due to (i) adjustments for certain non-cash items, including depreciation expense of US$1.3 million, amortization expense of US$83,828, loss on financial liabilities at FVTPL of US$259,418, finance costs of US$177,888, and interest income of US(75,103); and (ii) net changes in operating assets and liabilities of US(442,767), primarily attributable to an increase in prepayments of US$1.7 million due to listing-related expenses, an increase in contract liabilities of US$467,503 due to higher advance payments from OwlNest and PayNow customers, and an increase in other payables of US$786,680 due to accrued professional fees.

Net cash flows used in operating activities was US$5.4 million for the year ended December 31, 2023. The difference between our net loss of US$6.8 million and cash used in operations was primarily due to (i) adjustments for certain non-cash items, including depreciation expense of US$869,702, amortization expense of US$78,461, loss on financial liabilities at FVTPL of US$143,693, finance costs of US$137,210, and interest income of US$(96,575); and (ii) net changes in operating assets and liabilities of US$255,394, primarily attributable to a decrease in accounts receivable of US$262,285 from the settlement of sales, an increase in accounts payable of US$569,998 due to the recovery of the hospitality business following the subsidence of the COVID-19 pandemic, and a decrease in other non-current liabilities of US$64,951 due to cancellation of long-term account payables.

Cash Flows from Investing Activities

Net cash flows used in investing activities was US$0.6 million for the year ended December 31, 2025, primarily attributable to (i) the acquisition of property, plant and equipment of US$538,060 for the renovation and purchase of new equipment for the Company's new headquarters in Taiwan, (ii) the acquisition of intangible assets of US$129,158 for computer software, and (iii) a net decrease in guarantee deposits of US$84,899 primarily reflecting changes in lease deposits related to rental contracts.

Net cash flows used in investing activities was US$0.8 million for the year ended December 31, 2024, primarily attributable to the acquisition of property, plant and equipment of US$151,964, acquisition of intangible assets of US$106,078, an increase in guarantee deposits paid of US$326,042, and prepaid equipment costs of US$205,672 primarily for renovation and equipment expenditures for the new headquarters.

Net cash flows from investing activities was US$3.3 million for the year ended December 31, 2023, primarily attributable to the acquisition of a controlling interest in PayNow of US$3.7 million in May 2023, partially offset by the acquisition of property, plant and equipment of US$141,620, acquisition of intangible assets of US$20,517, and an increase in guarantee deposits paid of US$65,725.

Cash Flows from Financing Activities

Net cash flows from financing activities was US$13.6 million for the year ended December 31, 2025, primarily attributable to proceeds from equity financing of US$16.5 million partially offset by repayment of long-term borrowings of US349,698, redemption of Class A Preferred Shares of US$1.9 million, and payment of lease liabilities of US$1.2 million.

Net cash flows from financing activities was US$9.3 million for the year ended December 31, 2024, primarily attributable to proceeds from equity fundraising of US$9.2 million and proceeds from long-term borrowings of US$1.2 million, partially offset by repayment of long-term borrowings of US$831,391, repayments of preference share liabilities of US$101,592, and payment of lease liabilities of US$781,844.

Net cash flows from financing activities was US$7.5 million for the year ended December 31, 2023, primarily attributable to proceeds from equity fundraising of US$10.8 million and proceeds from SAFE Agreements of US$430,000, partially offset by acquisition of equity interest in PayNow subsidiaries of US$1.5 million, repayment of long-term borrowings of US$335,574, and payment of lease liabilities of US$763,225.

Off-Balance Sheet Arrangements

During the periods presented, we did not have any relationships with unconsolidated entities or financial partnerships, such as structured finance or special purpose entities, that were established for the purpose of facilitating off-balance sheet arrangements.

Internal Control over Financial Reporting

We are a company with limited accounting personnel and other resources to address our internal control over financial reporting. The process of designing and implementing an effective financial reporting system is a continuous effort that requires us to anticipate and respond to changes in our business and the economic and regulatory environments and to devote significant resources to maintaining a financial reporting system that is adequate to satisfy our reporting obligations.

If we fail to develop or maintain an effective system of internal control over financial reporting, we may not be able to accurately report our financial condition or results of operations or meet our reporting obligations. See "Item 3. Key Information — D. Risk Factors — Risks Related to Our Financial Results — We may not maintain effective internal control over financial reporting."

C. Research and Development

Our research and development activities are focused on developing and enhancing our products and services across our payment, hospitality, and e-commerce business segments, with an increasing emphasis on our payment business, which we believe will be a key driver of our future growth.

Over the past three years, our research and development policy has evolved in line with our strategic priorities. In 2023, following the launch of OwlPay, we temporarily shifted our research and development focus toward maintaining stable operations of our existing products and optimizing integration with third-party service providers, while implementing a strategic adjustment in the mix of research and development staff toward junior-level and newly hired employees. In 2024 and 2025, we entered the next phase of product development, increasing our investment in more specialized talent and resources to support the development and commercialization of our stablecoin-based payment products and the enhancement of our AML and KYC systems.

Our research and development efforts are currently focused on the following key areas:

•
Payment products and services. We continue to invest in enhancing the technical performance and user experience of our OwlPay product suite, including OwlPay Payment, OwlPay Cash, OwlPay Harbor, and OwlPay Wallet Pro, with key priorities including expanding our stablecoin on/off-ramp capabilities, enhancing our cross-chain transaction infrastructure, and developing our Wallet-as-a-Service (WaaS) offering.
•
AML and KYC systems. We continue to invest in optimizing our AML and KYC systems used in connection with our payment services to ensure compliance with evolving regulatory requirements across our operating jurisdictions.
•
Hospitality technology. We continue to develop and enhance the features and functionalities of OwlNest to support our ongoing international expansion and improve the experience of our hospitality customers.

We protect our research and development output through a combination of patents, trademarks, copyrights, and trade secrets, and maintain a long-term intellectual property incentive program to encourage employee innovation.

As of December 31, 2025, we had 75 employees in our research and development team, consistent with 2024 and 2023. For the years ended December 31, 2025, 2024, and 2023, our research and development expenses were US$7.0 million, US$2.6 million, and US$2.2 million, respectively. The increase in research and development expenses in 2025 was primarily attributable to the recognition of share-based compensation expenses related to RSUs and RSAs granted during the year. We did not receive any material government grants or subsidies specifically designated for research and development activities during the periods presented.

D. Trend Information

Other than as disclosed elsewhere in this Annual Report, we are not aware of any known trends, uncertainties, demands, commitments or events as of the date of this Annual Report that are reasonably likely to have a material effect on our total net revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future operating results or financial condition.

E. Critical Accounting Estimates

Our consolidated financial statements are prepared in accordance with IFRS Accounting Standards. The preparation of these consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues, expenses and related disclosures. For additional information on our critical accounting estimates, see Note 4(s), "Use of Judgments and Estimates," to our consolidated financial statements included elsewhere in this Annual Report.

Item 6.
Directors, Senior Management and Employees
A.
Directors and Senior Management

The following table sets forth information regarding our directors and executive officers as of the date of this Annual Report.

Name	Age	Position
Chun-Kai Wang (Darren Wang)	47	Founder, Chairman and Chief Executive Officer
Chung-Han Hsieh (John Hsieh)	46	Co-founder, Director and Chief Technology Officer
Hsiang-Chih Wang	46	Director
Chih-Chang Yu	46	Director
Te-Yung Hsu	45	Director
Meyer Samuel Frucher	79	Director
Hsing-Ju Tsai (Tony Tsai)	47	Director
Wei-Li Lin (Winnie Lin)	42	Chief Financial Officer
Kang-Ho Wang (Patrick Wang)	49	Chief Business Officer
Meng-Shiang Lin (Ryan Lin)	49	Chief Compliance Officer
Tzu-Chu Liu (Daphny Liu)	42	Internal Audit Director
Ying Lu (Gina Lu)	33	General Counsel

Directors

Darren Wang, age 47, is our founder and has served as our Chairman and Chief Executive Officer since 2010. Mr. Wang is an expert in cryptography and information theory. In 2025, Mr. Wang completed the Owner/President Management Program (OPM 63) at Harvard Business School. Mr. Wang earned his master's degree in electrical and computer engineering from Boston University, studying under Prof. Lev Levitin, the inventor of the Margolus-Levitin theorem. With over 19 years of experience spanning Silicon Valley and Asia, Mr. Wang founded the OwlTing Group in 2010 and has been one of Asia's most active angel investors in the blockchain industry. Mr. Wang has been a prominent figure in the blockchain community in Asia, speaking at major events such as the Asia Blockchain Summit and the IEEE Blockchain Forum, and was honored with the "Future Leader Award" from Taiwan Tatler and featured on Tatler's "The New Asia" cover from 2020 to 2023. Mr. Wang does not hold any principal directorships or positions outside of the Company and its subsidiaries.

John Hsieh, age 46, is our co-founder and has served as our Director and Chief Technology Officer since 2010. Mr. Hsieh has extensive experience in programming, internet technology, and networking algorithms. Prior to joining us, Mr. Hsieh served as the Chief Technology Officer of LGS (TaiwanGo) from 2004 to 2010. Mr. Hsieh received his bachelor's degree in bio-industrial mechatronics from National Taiwan University. Mr. Hsieh does not hold any principal directorships or positions outside of the Company and its subsidiaries.

Hsiang-Chih Wang, age 46, has served as our Director since May 4, 2015. Dr. Wang is currently the chief doctor of Airlee Biomedical & Cosmetic Policlinic. Dr. Wang received his M.D. degree from the School of Medicine of National Taiwan University.

Chih-Chang Yu, age 46, has served as our Director since May 4, 2015. He is currently a Professor at the Department of Information and Computer Engineering at Chung Yuan Christian University, Taoyuan, Taiwan. Mr. Yu served as the principal engineer of Institute for Information Industry from 2017 to 2018, and as assistant professor, associate professor, and chair of the computer science and information engineering department of Vanung University from 2009 to 2014. Mr. Yu received his bachelor's degree in science and doctoral degree in philosophy from National Central University.

Te-Yung Hsu, age 45, has served as our Director since February 16, 2024. Prior to joining us, Mr. Hsu served as a trader at multiple companies, including President Securities Corporation (TWSE: 2855) from 2016 to 2019, SinoPac Futures Corporation from 2011 to 2016, Jih Sun Securities Co., Ltd. from 2007 to 2008, China Bills Finance Corporation from 2006 to 2007, and Taishin Futures Co., Ltd. from 2004 to 2006. Mr. Hsu received his master's degree in science from National Tsing Hua University and his bachelor's degree in science from National Chiao Tung University. Mr. Hsu does not hold any principal directorships or positions outside of the Company and its subsidiaries.

Meyer Samuel Frucher, age 79, has served as our Independent Director since October 28, 2021. Mr. Frucher served as the Vice Chairman of Nasdaq, Inc. from 2008 to 2020, and has served as a director of The Options Clearing Corporation since 2000. From 1998 to 2008, Mr. Frucher served as Chairman and Chief Executive Officer of the Philadelphia Stock Exchange. Mr. Frucher has also served in various government positions, including as the chief labor negotiator for New York State, chief executive officer of Battery Park City Authority, and chief executive officer of the School Construction Authority. Mr. Frucher received his master of public administration degree from the John F. Kennedy School of Government, Harvard University and his bachelor's degree in government from Columbia University.

Tony Tsai, age 47, has served as our Director since February 27, 2025. Mr. Tsai is a certified public accountant in Taiwan with extensive experience in finance and accounting. Mr. Tsai holds a Master of Science in Finance from the University of Illinois at Urbana-Champaign and both a Master's and a Bachelor's degree in Accounting from National Taipei University. Mr. Tsai is currently a Partner at ChengDa CPA Firm, with previous experience at Ernst & Young Taiwan.

Senior Management

Winnie Lin, age 42, has served as our Chief Financial Officer since September 5, 2022. Prior to joining us, Ms. Lin served at the Central Bank of Taiwan, LITE-ON Technology, Macquarie Capital Securities, McKinsey & Company, and Radium Life Technology from 2006 to 2019. Ms. Lin received her master's degree in finance and her bachelor's dual degrees in business administration and accounting from National Taiwan University. Ms. Lin does not hold any principal directorships or positions outside of the Company and its subsidiaries.

Patrick Wang, age 49, has served as our Chief Business Officer since December 16, 2019. Prior to joining us, Mr. Wang served as the senior manager of CyberTAN Technology from 2006 to 2011 and the department manager of Advanced Semiconductor Engineering Holdings from 2013 to 2018. Mr. Wang received his master's degree in international management from University of

London, SOAS and his bachelor's degree in sociology from National Taipei University. Mr. Wang does not hold any principal directorships or positions outside of the Company and its subsidiaries.

Ryan Lin, age 49, has served as our Chief Compliance Officer since May 15, 2025. Dr. Lin is an Associate Professor and Director of the School of Financial Technology at Ming Chuan University, with a Ph.D. in Law from National Taipei University. Dr. Lin's academic focus spans commercial and financial law, fintech regulation, and consumer protection. Dr. Lin concurrently serves as an adjunct associate professor at Soochow University and National Chung Cheng University, and holds numerous public, governmental, and industry roles, including Director of the Financial Ombudsman Institution under Taiwan's Financial Supervisory Commission, Independent Director of China Television Corporation, and Committee Member of the FSC's Human Rights Working Group.

Daphny Liu, age 42, has served as our Internal Audit Director since February 1, 2023. Prior to joining us, Ms. Liu served at PricewaterhouseCoopers Taiwan from 2008 to 2021. Ms. Liu holds a certificate of passing the CPA examination of Taiwan and is a Certified Information Security Auditor. Ms. Liu received her master's degree in business administration and her bachelor's dual degrees in business administration and accounting from National Taiwan University. Ms. Liu does not hold any principal directorships or positions outside of the Company and its subsidiaries.

Gina Lu, age 33, has served as General Counsel since October 1, 2025, after joining the Company in 2021. Prior to joining us, Ms. Lu gained experience at law firms in the United States and Taiwan, a global technology company in the Washington, D.C. metro area, and major financial institutions in Hong Kong and Taiwan. Ms. Lu earned her Juris Doctor from Georgetown University Law Center and a Bachelor of Arts in Psychology and Sociology from the University of Washington in Seattle. Ms. Lu is admitted to practice law in New York and the District of Columbia. Ms. Lu does not hold any principal directorships or positions outside of the Company and its subsidiaries.

Family Relationships

There are no family relationships among any of the directors or members of senior management of the Company.

B.
Compensation

Directors and Executive Officers Compensation

For the year ended December 31, 2025, the Company paid an aggregate of US$906,251 in cash compensation to its directors and executive officers.

The Company has not set aside or accrued any amounts to provide pension, retirement, or other similar benefits to its directors and executive officers.

In addition to cash compensation, directors and executive officers may receive equity-based compensation pursuant to the Company’s Share Incentive Plan. The Company uses equity-based compensation as part of its long-term incentive structure to align the interests of management and shareholders.

Executive officers may also be eligible to receive discretionary annual bonuses, as determined by the Board of Directors in its sole discretion, based on individual performance and the Company’s overall financial results. The Company does not maintain a formal bonus or profit-sharing plan, and no minimum bonus amount is guaranteed.

Share-Based Compensation

The Company grants equity-based awards to its directors and executive officers, including restricted share awards ("RSAs") and restricted share units ("RSUs"), under its Share Incentive Plan. RSAs represent issued shares of the Company that are subject to vesting conditions and forfeiture restrictions. RSUs represent the right to receive shares of the Company upon vesting and do not confer ownership until vested.

Neither RSAs nor RSUs have an exercise price or purchase price. RSAs and RSUs do not have a fixed expiration date but are subject to forfeiture upon termination of service in accordance with the terms of the applicable award agreements.

Share-Based Awards Outstanding as of December 31, 2025

The following table sets forth information regarding share-based awards granted to our directors and executive officers and outstanding as of December 31, 2025:

Name	Position	Type of Award	Underlying Shares	Vesting Schedule
Chun-Kai Wang (Darren Wang)	Chairman and Chief Executive Officer	RSA	2,850,000	2026–2029 (annual vesting)
Chung-Han Hsieh (John Hsieh)	Director and Chief Technology Officer	RSA	190,000	2026–2029 (annual vesting)
Hsiang-Chih Wang	Director	—	—	—
Chih-Chang Yu	Director	—	—	—
Te-Yung Hsu	Director	—	—	—
Meyer Samuel Frucher	Director	—	—	—
Tsai Hsing Ju (Tony Tsai)	Director	RSA	7,500	2026–2028 (annual vesting)
Lin Wei Li (Winnie Lin)	Chief Financial Officer	RSA	427,500	2026–2029 (annual vesting)
Wang Kang Ho (Patrick Wang)	Chief Business Officer	RSA	252,048	2026–2029 (annual vesting)
Lin Meng Shiang (Ryan Lin)	Chief Compliance Officer	RSU	3,200	2026–2027 (annual vesting)
Liu Tzu Chu (Daphny Liu)	Internal Audit Director	RSU	30,375	2026–2028 (annual vesting)
Lu Ying (Gina Lu)	General Counsel	RSU	29,633	2026–2028 (annual vesting)

Notes:

(1)
RSA refers to restricted share awards and RSU refers to restricted share units.
(2)
The amounts reported in the table above reflect only the unvested portion of equity awards outstanding as of December 31, 2025. Certain awards vested during 2025 and were settled in shares and are therefore not included in the table above. Such vested shares are reflected in beneficial ownership as of December 31, 2025.
(3)
Restricted share awards represent issued shares subject to vesting and forfeiture conditions. Restricted share units represent the right to receive shares upon vesting and do not confer ownership until vested.
(4)
Equity awards generally vest in equal annual installments over a multi-year period, subject to the continued service of the recipient.

Employment Agreements

The Company has entered into employment agreements with its executive officers. These agreements generally provide for base salary, eligibility for discretionary annual bonuses, participation in equity incentive programs, and participation in employee welfare and retirement benefit plans.

Employment arrangements typically do not specify a fixed term and may be terminated (i) by the Company for cause at any time without advance notice, including in cases of criminal conduct or a material breach of the duty of loyalty to the Company, (ii) by the Company without cause in accordance with the applicable laws of the jurisdiction where the executive officer is based, or (iii) by the executive officer upon prior written notice, generally of 30 days.

Executive officers are generally subject to post-employment restrictive covenants for a period of up to 24 months following termination of employment, including obligations not to compete with the Company and not to solicit the Company’s employees or customers, in each case to the extent permitted by applicable law. Executive officers are also subject to confidentiality obligations with respect to the Company’s confidential information and trade secrets, both during and after the term of their employment.

Share Incentive Plan

The Company adopted a Share Incentive Plan on July 15, 2021 (the "Plan"), to provide equity-based incentives to employees, directors, and other service providers. The maximum aggregate number of Class A Common Shares available for issuance under the Plan is 10,000,000 shares, subject to adjustment in accordance with the terms of the Plan.

The Plan is administered by the Board of Directors or its authorized delegate, which has the authority to determine the terms and conditions of awards, including the type of award, number of shares, vesting schedule, and applicable restrictions. The Plan permits the grant of share options, restricted shares, restricted share units, share appreciation rights, dividend equivalents, and other share-based awards. Awards are subject to vesting conditions as determined by the administrator, and the term of an award may not exceed ten years from the date of grant. The Plan will remain in effect for a term of ten years from June 28, 2020, unless earlier terminated by the Board.

The full text of the Plan is incorporated by reference to Exhibit 10.1 of the Registration Statement on Form F-1 (File No. 333-290018), declared effective on September 29, 2025.

C.
Board Practices

Board of Directors

The board of directors (the "Board") currently consists of seven directors. A director is not required to hold any shares in the Company by way of qualification. A director who is in any way, whether directly or indirectly, interested in a contract or transaction or proposed contract or transaction with the Company is required to declare the nature of his or her interest at a meeting of the Board.

Subject to the Nasdaq Listing Rules and disqualification by the chairman of the relevant board meeting, a director may vote with respect to any contract or transaction in which he or she has an interest, and may be counted in the quorum at any meeting at which such contract or transaction is considered.

The Board has all the powers necessary for managing, directing and supervising the business affairs of the Company. These powers include, among others:

•
convening shareholders' annual and extraordinary general meetings and reporting to shareholders;
•
declaring dividends and distributions;
•
appointing officers and determining their terms of office;
•
exercising borrowing powers and creating security interests over the Company's assets; and
•
approving transfers of shares and maintaining the register of members.

None of the non-executive directors has entered into a service contract with the Company that provides for benefits upon termination of service.

Duties of Directors

Under the laws of the Cayman Islands, directors owe fiduciary duties to the Company, including:

•
a duty to act in good faith in what they consider to be the best interests of the Company;
•
a duty to act for proper purposes;
•
a duty to exercise independent judgment; and
•
a duty to exercise reasonable care, skill and diligence.

In discharging their duties, directors must also comply with the Company's Third Amended and Restated Memorandum and Articles of Association, as amended from time to time. In certain limited circumstances, shareholders may have the right to seek remedies on behalf of the Company if a director breaches his or her duties.

Terms of Directors and Officers

Directors may be appointed by an ordinary resolution of shareholders. The Board may also appoint a director to fill a casual vacancy or as an addition to the Board by a simple majority vote. Directors hold office until they resign or are removed in accordance with the Company's memorandum and articles of association. A director will cease to hold office if, among other things, he or she dies, becomes bankrupt, is found to be of unsound mind, resigns by written notice, or is removed by shareholders. Officers are appointed by and serve at the discretion of the Board and may be removed by the Board at any time.

Director Nominations

The Board considers candidates for director nominations, including those recommended by shareholders, in accordance with the procedures set forth in the Company's memorandum and articles of association. In evaluating candidates, the Board considers a range of factors including educational background, diversity of professional experience, knowledge of the Company's business and industry, integrity, professional reputation, independence, character, and the ability to exercise sound judgment, and relevant skills and experience, including financial literacy.

Controlled Company and Foreign Private Issuer Exemptions

The Company is a "controlled company" within the meaning of the Nasdaq Listing Rules, as Darren Wang, our founder and CEO, holds approximately 67.2% of the total voting power of the Company. As a controlled company, we are exempt from certain Nasdaq corporate governance requirements, including the requirements that: (i) a majority of our board of directors consist of independent directors; (ii) director nominees be selected by a nominating committee comprised solely of independent directors; and (iii) executive officer compensation be determined by a compensation committee comprised solely of independent directors. We currently intend to rely on these exemptions.

As a foreign private issuer, we are permitted to follow certain home country corporate governance practices in lieu of certain Nasdaq Listing Rules. We intend to rely on applicable exemptions as a foreign private issuer in accordance with Nasdaq rules.

Committees of the Board

As a controlled company, the Company has not established a compensation committee or a nominating and corporate governance committee. The Board as a whole is responsible for determining the compensation of our executive officers and for identifying and recommending director nominees.

Audit Committee

The audit committee consists of three directors: Meyer Samuel Frucher, Tony Tsai, and Hsiang-Chih Wang. Meyer Samuel Frucher serves as the chairperson. Tony Tsai qualifies as an audit committee financial expert as defined under the rules of the Securities and Exchange Commission. Each member of the audit committee satisfies the independence requirements under the Nasdaq Listing Rules and Rule 10A-3 under the Exchange Act.

The audit committee is responsible for overseeing the Company's accounting and financial reporting processes, including:

•
the integrity of the Company's financial statements;
•
the Company’s internal control over financial reporting and disclosure controls and procedures;
•
compliance with legal and regulatory requirements;
•
the qualifications and independence of the independent auditors;
•
the performance of the internal audit function; and
•
the performance of the independent auditors.

The Company maintains an internal audit function, which reports to the audit committee. The audit committee oversees and reviews the work of the internal audit function as part of its responsibilities.

D.
Employees

As of December 31, 2025, we had a total of 200 employees, which is consistent with prior years. As of December 31, 2024 and 2023, we had 199 and 198 employees, respectively.

The majority of our employees are based in Taiwan, with additional personnel in the United States and Japan. Our employees include 75 engineers in the research and development team and 87 employees in the sales and marketing team as of December 31, 2025.

Our business is dependent on our ability to attract, develop and retain qualified personnel, particularly in engineering, product development, payment operations and regulatory compliance functions, which are critical to our operations across multiple jurisdictions. Given the regulatory nature of our payment and cross-border transaction services, we also rely on personnel with expertise in compliance, anti-money laundering, and financial regulations.

Almost all of our employees in Taiwan are represented by labor unions or covered by collective bargaining agreements. We have not experienced any material labor disputes and believe that we maintain good relationships with our employees. We do not have any temporary employees.

E.
Share Ownership

Beneficial Ownership of Ordinary Shares

The following table sets forth information regarding the beneficial ownership of our Common shares as of December 31, 2025 by:

•
each of our directors and executive officers; and
•
each person known to us to beneficially own 5% or more of our outstanding Common Shares.

Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to, or the power to receive the economic benefit of ownership of, the securities.

Outstanding Shares

As of December 31, 2025:

•
37,883,816 Class A Common Shares were issued and outstanding; and
•
50,508,000 Class B Common Shares were issued and outstanding.

Each Class A Common Share is entitled to one vote per share, and each Class B Common Share is entitled to ten votes per share. The number of Class A Common Shares issued and outstanding excludes 15,855 Class A Common Shares held as treasury shares as of December 31, 2025. See "Item 16E. Purchase of Equity Securities by the Issuer and Affiliated Purchasers" for further details.

Dual-Class Structure

For purposes of calculating percentage ownership, Class B Common Shares are treated as converted into Class A Common Shares. However, holders of Class B Common Shares have enhanced voting rights, and therefore their voting power may differ from their economic ownership. Class B Common Shares are convertible into Class A Common Shares at any time at the option of the holder, while Class A Common Shares are not convertible into Class B Common Shares.

Common Shares Beneficially Owned

Shareholder	Class A Common Shares	Class B Common Shares	% of Total	% of Voting Power
Directors and Executive Officers:
Chun-Kai Wang (Darren Wang) (1)	3,105,778	36,150,000	44.4%	67.2%
Chung-Han Hsieh (John Hsieh) (2)	200,000	10,000,000	11.5%	18.5%
Hsiang-Chih Wang	242,500	727,500	1.1%	1.4%
Chih-Chang Yu	112,500	337,500	0.5%	0.6%
Te-Yung Hsu (3)	949,606	—	1.1%	0.2%
Meyer Samuel Frucher	10,000	—	*	*
Hsing-Ju Tsai (Tony Tsai) (4)	10,000	—	*	*
Wei-Li Lin (Winnie Lin) (5)	450,000	50,000	0.6%	0.2%
Kang-Ho Wang (Patrick Wang) (6)	309,050	—	0.4%	0.1%
Meng-Shiang Lin (Ryan Lin)	9,828	—	*	*
Tzu-Chu Liu (Daphny Liu)	10,125	—	*	*
Ying Lu (Gina Lu)	13,200	—	*	*
All directors and executive officers as a group	5,422,587	47,265,000	59.6%	88.0%
5% or More Shareholders:
SBI Digital Strategic Investment Co., Ltd. (7)	15,308,819	—	17.3%	2.8%
Other Registered Shareholders:
All Other Registered Shareholders (8)	17,152,410	3,243,000	23.1%	9.2%

Notes

* Represents less than 0.1% of our total outstanding Common shares or voting power.

(1)
Includes 2,850,000 Class A Common Shares that are unvested restricted shares granted under the Share Incentive Plan.
(2)
Includes 190,000 Class A Common Shares that are unvested restricted shares granted under the Share Incentive Plan.
(3)
Includes Class A Common Shares held indirectly through Matsutake Co., Ltd. The reporting person is a shareholder of such entity and may be deemed to have an indirect pecuniary interest in the securities held by such entity. The reporting person disclaims beneficial ownership of such securities except to the extent of his pecuniary interest therein.
(4)
Includes 7,500 Class A Common Shares that are unvested restricted shares granted under the Share Incentive Plan.
(5)
Includes 427,500 Class A Common Shares that are unvested restricted shares granted under the Share Incentive Plan.
(6)
Includes 252,048 Class A Common Shares that are unvested restricted shares granted under the Share Incentive Plan.
(7)
Represents 15,308,819 Class A Common Shares held by SBI Digital Strategic Investment Co., Ltd., a limited liability company incorporated in Japan.
(8)
Represents shares held by other registered shareholders not otherwise listed above.

Control of the Company

As of December 31, 2025, Darren Wang, our founder, Chairman and Chief Executive Officer, beneficially owned a majority of the total voting power of the Company and is therefore able to exercise significant influence over matters requiring shareholder approval.

As of December 31, 2025, 3,021,868 Class A Common Shares remained available for future issuance under the Share Incentive Plan.

To our knowledge, there has been no significant change in the percentage ownership held by any major shareholder during the past three years, other than as disclosed in this Annual Report. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of the Company.

F.
Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation

Not applicable.

Item 7.
Major Shareholders and Related Party Transactions
A.
Major Shareholders

Please refer to "Item 6. Directors, Senior Management and Employees — E. Share Ownership."

Voting Rights

The Company has a dual-class share structure under which Class B Common Shares carry ten votes per share compared to one vote per share for Class A Common Shares. As a result, the voting power of certain major shareholders, in particular Darren Wang, our founder, Chairman and Chief Executive Officer, differs significantly from their economic ownership interest in the Company. See "Item 6. Directors, Senior Management and Employees — E. Share Ownership" for further details.

Controlling Shareholder

The Company is controlled by Darren Wang, our founder, Chairman and Chief Executive Officer, who as of December 31, 2025 beneficially owned Class A and Class B Common Shares representing approximately 67.2% of the total voting power of the Company. The Company is not directly or indirectly owned or controlled by any corporation, foreign government, or other natural or legal person other than as described herein.

U.S. Holders

As of December 31, 2025, based on information provided by our transfer agent, there were 14 holders of record of our Class A Common Shares in the United States, holding in the aggregate 11,381,784 shares, or approximately 30% of our outstanding Class A Common Shares.

The number of record holders in the United States is not representative of the number of beneficial holders, nor is it representative of the location of such beneficial holders, since many of these shares are held of record through brokers, banks, and other nominees, including Cede & Co., which is the nominee of The Depository Trust Company.

Change of Control

We are not aware of any arrangement that may, at a subsequent date, result in a change of control of the Company.

B.
Related Party Transactions

The following is a description of material related party transactions entered into during the year ended December 31, 2025 through the date of this Annual Report, between the Company and its related parties, including its directors, senior management, principal shareholders and their respective associates and affiliates.

Employment Agreements and Indemnification Agreements

See "Item 6. Directors, Senior Management and Employees — B. Compensation — Employment Agreements" and "Item 6. Directors, Senior Management and Employees — C. Board Practices."

Share Incentive Plan

See "Item 6. Directors, Senior Management and Employees — B. Compensation — Share Incentive Plan."

Transactions with Related Parties

Transactions with Mr. Darren Wang

The Company has outstanding borrowings from Mr. Wang, the Company's founder, Chairman and Chief Executive Officer, for the purpose of supporting the Company's working capital needs. These borrowings are interest-free and are subject to automatic extension for successive one-year periods unless the lender provides 30 days' prior notice of termination. The largest amount outstanding during 2025 was US$1,364,920. As of December 31, 2025, the outstanding amount was US$1,364,920.

As of December 31, 2025, the Company had payables to Mr. Wang of US$2,319.

Transactions with Mr. John Hsieh

The Company has outstanding borrowings from Mr. Hsieh, the Company's co-founder, Director and Chief Technology Officer, for the purpose of supporting the Company's working capital needs. These borrowings are interest-free and are subject to automatic extension for successive one-year periods unless the lender provides 30 days' prior notice of termination. The largest amount outstanding during 2025 was US$470,000. As of December 31, 2025, the outstanding amount was US$470,000.

Transactions with Mr. Te-Yung Hsu

During 2025, the Company entered into SAFE agreements with Mr. Hsu, a director of the Company, in an aggregate amount of US$700,000. Under the terms of the SAFE agreements, upon the occurrence of a liquidity event, the holder may elect to either (i) convert the principal amount into shares of the Company, or (ii) receive a cash payment equal to the principal amount plus interest accrued at a simple rate of 5% per annum from the date of the agreement. The largest amount outstanding during 2025 was US$700,000. During 2025, Mr. Hsu elected to receive a cash settlement, and the Company repaid US$100,000 of the outstanding amount. As of December 31, 2025, the Company had remaining payables to Mr. Hsu of US$628,085, representing the outstanding principal and accrued interest calculated from the date of the respective agreements, which remained outstanding as of such date.

Other Transactions

Except as disclosed above, the Company did not enter into any other material related party transactions during the period covered by this Annual Report. All related party transactions described above were entered into on terms that the Company believes are no less favorable to the Company than terms that could have been obtained from unrelated third parties, or were otherwise approved by the Board of Directors.

C.
Interests of Experts and Counsel

Not applicable.

Item 8. Financial Information

A.
Consolidated Statements and Other Financial Information

We have appended consolidated financial statements filed as part of this Annual Report.

B.
Dividend Policy

We do not currently intend to pay any cash dividends on our Class A Common Shares in the foreseeable future. We currently intend to retain most, if not all, of our available funds and any future earnings to operate and expand our business. Any determination to pay dividends in the future will be at the sole discretion of our Board of Directors and will depend on a number of factors, including our financial condition, results of operations, capital requirements, contractual restrictions, and applicable laws and regulations. See "Item 5. Operating and Financial Review and Prospects — B. Liquidity and Capital Resources" and "Item 3. Key Information — D. Risk Factors — Risks Related to Our Class A Common Shares — We do not intend to pay dividends on our Class A Common Shares for the foreseeable future" for further information.

C.
Legal Proceedings

We are currently not a party to any material legal or administrative proceedings. We may from time to time be subject to various legal or administrative claims and proceedings arising in the ordinary course of business.

D.
Significant Changes

Except as disclosed elsewhere in this Annual Report, we have not experienced any significant changes since the date of our audited consolidated financial statements which is included in this Annual Report.

Item 9. The Offer and Listing

A.
Offering and Listing Details

Since October 16, 2025, our Class A Common Shares have been listed on the Nasdaq Global Market under the symbol "OWLS."

B.
Plan of Distribution

Not applicable.

C.
Markets

See "Item 9.A. Offering and Listing Details".

D.
Selling Shareholders

Not applicable.

E.
Dilution

Not applicable.

F.
Expenses of the Issue

Not applicable.

Item 10.
Additional Information
A.
Share Capital

Not applicable.

B.
Memorandum and Articles of Association

The information called for by Item 10.B is set forth in Exhibit 1.1 to this Annual Report and incorporated by reference herein.

C.
Material Contracts

We have not entered into any material contracts other than in the ordinary course of business and other than those described in "Item 4. Information on the Company" or elsewhere in this Annual Report.

D.
Exchange Controls

The Company is incorporated in the Cayman Islands. There are no exchange control regulations or currency restrictions currently in effect in the Cayman Islands that would affect the import or export of capital, the availability of cash and cash equivalents for use by the Group, or the remittance of dividends by OBOOK Holdings Inc. to its shareholders.

Although Taiwan is not our country of incorporation, as substantially all of our operations and assets are located in Taiwan, the foreign exchange controls imposed by Taiwan authorities may affect the import or export of capital and the remittance of dividends within our Group. For a discussion of the risks related to our Taiwan operations and applicable foreign exchange controls, see "Item 3. Key Information — D. Risk Factors — Risks Related to Our Financial Results — Fluctuations in foreign currency exchange rates, in particular the New Taiwan Dollar, could adversely affect our reported results."

E.
Taxation

The following is a general summary of certain Cayman Islands, Taiwan and U.S. federal income tax consequences relevant to an investment in our Class A Common Shares. The discussion is not intended to be, nor should it be construed as, legal or tax advice to any particular prospective purchaser, and does not address all tax considerations that may be relevant to an investment in our Class A Common Shares. The discussion is based on laws and relevant interpretations thereof in effect as of the date of this Annual Report, all of which are subject to change or different interpretations, possibly with retroactive effect. The discussion does not address U.S. state or local tax laws, or tax laws of jurisdictions other than the Cayman Islands, Taiwan and the United States. You should consult your own tax advisors with respect to the consequences of acquisition, ownership and disposition of the Class A Common Shares.

Cayman Islands Taxation

The Cayman Islands currently levy no taxes on individuals or corporations based upon profits, income, gains or appreciations and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to our company levied by the Government of the Cayman Islands save for certain stamp duties which may be applicable, from time to time, on certain instruments. No stamp duty is payable in the Cayman Islands on transfers of shares of Cayman Islands companies save for those which hold interests in land in the Cayman Islands. There are no exchange control regulations or currency restrictions in effect in the Cayman Islands.

The Cayman Islands enacted the International Tax Co-operation (Economic Substance) Act (As Revised) together with the Guidance Notes published by the Cayman Islands Tax Information Authority from time to time. A Cayman Islands company is required to comply with the economic substance requirements from July 1, 2019 and make an Annual Report in the Cayman Islands as to whether or not it is carrying on any relevant activities and, if it is, it must satisfy an economic substance test.

Taiwan Taxation

The following discussion is a general summary of the principal Taiwan tax consequences of the acquisition, ownership and disposition of Class A Common Shares to an individual or entity who is tax resident in Taiwan. The statements made herein regarding taxation are general in nature and based upon certain aspects of the current tax laws of Taiwan and administrative guidelines issued by the relevant authorities in force as of the date hereof, and are subject to any changes in such laws or administrative guidelines or the interpretation of such laws or guidelines occurring after such date, which changes could be made on a retrospective basis. The statements made herein do not purport to be a comprehensive or exhaustive description of all of the tax considerations that may be relevant to a decision to acquire, own or dispose of Class A Common Shares and do not purport to deal with the tax consequences applicable to all categories of investors, some of which (such as dealers in securities) may be subject to special rules. Shareholders are advised to consult their own tax advisers as to the Taiwan or other tax consequences of the acquisition, ownership of or disposal of Class A Common Shares, taking into account their own particular circumstances.

Dividends

Where our company is not considered a tax resident in Taiwan for Taiwan income tax purposes, the dividend payments made by us would be considered overseas income sourced outside Taiwan. Overseas income received by an individual who is tax resident in Taiwan will generally be subject to Taiwan Income Basic Tax. The rules relating to the determination of the income basic tax are complex, and you should consult your tax advisors regarding the calculation of the related tax in your particular circumstances. Overseas income received by an entity who is tax resident in Taiwan will generally be subject to Taiwan Profit-seeking Enterprise Income Tax.

Capital Gains

Under Taiwan law, capital gains on transactions in the Class A Common Shares would be considered overseas income sourced outside Taiwan. Overseas income received by an individual who is tax resident in Taiwan will generally be subject to Taiwan Income Basic Tax. The rules relating to the determination of the income basic tax are complex, and you should consult your tax advisors regarding the calculation of the related tax in your particular circumstances. Overseas income received by a Taiwan-resident entity will generally be subject to Taiwan Profit-seeking Enterprise Income Tax.

Securities Transaction Tax

A securities transaction tax will be withheld upon a sale of securities in Taiwan. As the trading of Class A Common Shares takes place outside of Taiwan, it is not subject to Taiwan's securities transaction tax. Accordingly, transfers of Class A Common Shares are not subject to Taiwan's securities transaction tax, and withdrawal of Class A Common Shares from any deposit facility is also not subject to Taiwan securities transaction tax.

Estate and Gift Tax

Under Taiwan law, an individual who is a tax resident of Taiwan is subject to estate tax on their worldwide estate and gift tax on any assets donated within Taiwan. Estate tax is currently payable at rates of 10% of the first NT$56,210,000, 15% of amounts between NT$56,210,000 and NT$112,420,000, and 20% of amounts over NT$112,420,000. Gift tax is payable at rates of 10% of the first NT$28,110,000, 15% of amounts between NT$28,110,000 and NT$56,210,000, and 20% of amounts over NT$56,210,000.

Stamp Duty

As our company is incorporated in the Cayman Islands and the Class A Common Shares are not registered in any register kept in Taiwan, no stamp duty is payable in Taiwan on any instrument of transfer upon a sale or gift of the Class A Common Shares.

U.S. Federal Income Taxation

The following describes the material U.S. federal income tax consequences of owning Class A Common Shares. It applies to you only if you are a U.S. holder (as defined below) and hold your Class A Common Shares as capital assets for tax purposes. This discussion addresses only U.S. federal income taxation and does not discuss all of the tax consequences that may be relevant to you in light of your individual circumstances, including foreign, state or local tax consequences, estate and gift tax consequences, and tax consequences arising under the Medicare contribution tax on net investment income or the alternative minimum tax. This section does not apply to you if you are a member of a special class of holders subject to special rules, including:

•
a dealer in securities;
•
a trader in securities that elects to use a mark-to-market method of accounting for securities holdings;

•
a tax-exempt organization;
•
a life insurance company;
•
a person that actually or constructively owns 10% or more of the combined voting power of our voting stock or of the total value of our stock;
•
a person that holds Class A Common Shares as part of a straddle or a hedging or conversion transaction;
•
a person that purchases or sells Class A Common Shares as part of a wash sale for tax purposes; or
•
a person whose functional currency is not the U.S. dollar.

This section is based on the Internal Revenue Code of 1986, as amended, its legislative history, existing and proposed regulations, published rulings and court decisions, all as currently in effect. These authorities are subject to change, possibly on a retroactive basis.

If an entity or arrangement that is treated as a partnership for U.S. federal income tax purposes holds the Class A Common Shares, the U.S. federal income tax treatment of a partner will generally depend on the status of the partner and the tax treatment of the partnership. A partner in a partnership holding the Class A Common Shares should consult its tax advisor with regard to the U.S. federal income tax treatment of an investment in the Class A Common Shares.

You are a "U.S. holder" if you are a beneficial owner of Class A Common Shares and you are, for U.S. federal income tax purposes:

•
a citizen or resident of the United States;
•
a domestic corporation;
•
an estate whose income is subject to U.S. federal income tax regardless of its source; or
•
a trust if a United States court can exercise primary supervision over the trust's administration and one or more United States persons are authorized to control all substantial decisions of the trust.

The tax treatment of your Class A Common Shares will depend in part on whether or not we are classified as a PFIC for U.S. federal income tax purposes. Except as discussed below under "—PFIC Classification," this discussion assumes that we are not classified as a PFIC for U.S. federal income tax purposes.

Distributions. The gross amount of any distribution we pay on our shares out of our current or accumulated earnings and profits (as determined for U.S. federal income tax purposes), other than certain pro-rata distributions of our shares, will be treated as a dividend that is subject to U.S. federal income taxation. If you are a non-corporate U.S. holder, dividends that constitute qualified dividend income will be taxable to you at the preferential rates applicable to long-term capital gains provided that you hold the Class A Common Shares for more than 60 days during the 121-day period beginning 60 days before the ex-dividend date and meet other holding period requirements. Dividends we pay with respect to the Class A Common Shares during a period in which are listed on Nasdaq will generally be qualified dividend income.

Dividends we pay with respect to the Class A Common Shares will be taxable to you when the dividend is received, actually or constructively. The dividend will not be eligible for the dividends-received deduction generally allowed to United States corporations in respect of dividends received from other United States corporations. Distributions in excess of current and accumulated earnings and profits, as determined for U.S. federal income tax purposes, will be treated as a non-taxable return of capital to the extent of your basis in the Class A Common Shares and thereafter as capital gain. However, we do not expect to calculate earnings and profits in accordance with U.S. federal income tax principles. Accordingly, you should expect to generally treat distributions we make as dividends.

Dividends that we distribute on the Class A Common Shares will generally be income from sources outside the United States and will generally be "passive" income for purposes of computing the foreign tax credit allowable to you. However, if (a) we are 50% or more owned, by vote or value, by United States persons and (b) at least 10% of our earnings and profits are attributable to sources within the United States, then for foreign tax credit purposes, a portion of our dividends would be treated as derived from sources within the United States.

Sales or Dispositions. If you sell or otherwise dispose of your Class A Common Shares, you will recognize capital gain or loss for U.S. federal income tax purposes equal to the difference between the amount that you realize and your tax basis in your Class A Common Shares. Capital gain of a non-corporate U.S. holder is generally taxed at preferential rates where the property is held for more than one year. The gain or loss will generally be income or loss from sources within the United States for foreign tax credit limitation purposes.

PFIC Classification. We believe that we were not a PFIC for the year ended December 31, 2025 and we do not expect to become a PFIC in the foreseeable future. However, this conclusion is a factual determination that is made annually and thus may be subject to change. It is therefore possible that we could become a PFIC in the current or any future taxable year. In addition, our current position that we are not a PFIC is based in part upon the value of our goodwill, which is based on the market value for our shares. Accordingly, we could become a PFIC in the future if there is a substantial decline in the value of our shares.

In general, we will be a PFIC in a taxable year if:

•
at least 75% of our gross income for the taxable year is passive income; or
•
at least 50% of the value, determined on the basis of a quarterly average, of our assets in such taxable year is attributable to assets that produce or are held for the production of passive income.

For this purpose, "passive income" generally includes dividends, interest, gains from the sale or exchange of investment property, rents and royalties (other than certain rents and royalties derived in the active conduct of a trade or business) and certain other specified categories of income. If a foreign corporation owns at least 25% by value of the stock of another corporation, the foreign corporation is treated for purposes of the PFIC tests as owning its proportionate share of the assets of the other corporation and as receiving directly its proportionate share of the other corporation's income.

If we are or were to become a PFIC, you may be subject to increased U.S. federal income tax liabilities with respect to your ownership of Class A Common Shares and may be subject to burdensome reporting requirements. We cannot guarantee that we will not be a PFIC for our current taxable year or any future taxable year.

If we are treated as a PFIC, and you are a U.S. holder that did not make a mark-to-market election, as described below, you will generally be subject to special rules with respect to: (i) any gain you realize on the sale or other disposition of your Class A Common Shares; and (ii) any excess distribution that we make to you (generally, any distributions to you during a single taxable year, other than the taxable year in which your holding period in the Class A Common Shares begins, that are greater than 125% of the average annual distributions received by you in respect of the Class A Common Shares during the three preceding taxable years or, if shorter, your holding period for the Class A Common Shares that preceded the taxable year in which you receive the distribution).

Under these rules: (i) the gain or excess distribution will be allocated ratably over your holding period for the Class A Common Shares; (ii) the amount allocated to the taxable year in which you realized the gain or excess distribution or to prior years before the first year in which we were a PFIC with respect to you will be taxed as ordinary income; (iii) the amount allocated to each other prior year will be taxed at the highest tax rate in effect for that year; and (iv) the interest charge generally applicable to underpayments of tax will be imposed in respect of the tax attributable to each such year.

If we are a PFIC and, at any time, have a non-U.S. subsidiary that is classified as a PFIC, you generally would be deemed to own a portion of the shares of such lower-tier PFIC and generally could incur liability for the deferred tax and interest charge described above if we receive a distribution from, or dispose of all or part of our interest in, the lower-tier PFIC or if you otherwise were deemed to have disposed of an interest in the lower-tier PFIC.

If we are a PFIC in a taxable year and our shares are treated as "marketable stock" in such year, you may make a mark-to-market election with respect to your Class A Common Shares. If you make this election, you will not be subject to the PFIC rules described above. Instead, in general, you will include as ordinary income each year the excess, if any, of the fair market value of your Class A Common Shares at the end of the taxable year over your adjusted basis in your Class A Common Shares. You will also recognize an ordinary loss in respect of the excess, if any, of the adjusted basis of your Class A Common Shares over their fair market value at the end of the taxable year (but only to the extent of the net amount of previously included income as a result of the mark-to-market election). Your basis in the Class A Common Shares will be adjusted to reflect any such income or loss amounts. Any gain that you recognize on the sale or other disposition of your Class A Common Shares would be ordinary income and any loss would be an ordinary loss to the extent of the net amount of previously included income as a result of the mark-to-market election and, thereafter, a capital loss. The mark-to-market election is available only for marketable stock, which generally includes stock that is regularly traded on a national securities exchange that is registered with the SEC, including Nasdaq. You should consult your tax advisors regarding the availability and tax consequences of a mark-to-market election with respect to your Class A Common Shares under your particular circumstances.

Unless you make certain elections, your Class A Common Shares will generally be treated as stock in a PFIC if we were a PFIC at any time during your holding period in your Class A Common Shares, even if we are not currently a PFIC.

In addition, notwithstanding any election you make with regard to the Class A Common Shares, dividends that you receive from us will not constitute qualified dividend income to you if we are a PFIC (or are treated as a PFIC with respect to you) either in the taxable year of the distribution or the preceding taxable year. Dividends that you receive that do not constitute qualified dividend income are not eligible for taxation at the preferential rates applicable to qualified dividend income. Instead, you must include the gross amount of any such dividend paid by us out of our accumulated earnings and profits (as determined for U.S. federal income tax purposes) in your gross income, and it will be subject to tax at rates applicable to ordinary income.

We do not intend to provide information that would enable you to make a "qualified electing fund" election if we are classified as a PFIC for tax purposes. If you own Class A Common Shares during any year that we are a PFIC with respect to you, you may be required to file IRS Form 8621.

F.
Dividends and Paying Agents

Not applicable.

G.
Statement by Experts

Not applicable.

H.
Documents on Display

We have filed this Annual Report on Form 20-F, including Exhibits, with the Securities and Exchange Commission (the "SEC"). As permitted by the SEC, in Item 19 of this Annual Report, we incorporate by reference certain information that we have filed with the SEC. This means that we may disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is considered to be part of this Annual Report.

The SEC maintains a website that contains reports, proxy statements and other information about issuers, such as us, that file electronically with the SEC. The address of that website is www.sec.gov. Information contained on, or accessible through, that website is not part of this Annual Report.

We also maintain a corporate website at https://www.owlting.com. Information contained on, or accessible through, our website is not incorporated by reference into, and does not form a part of, this Annual Report.

As a foreign private issuer, we are exempt from certain provisions of the Exchange Act that are applicable to U.S. domestic public companies, including the rules relating to the furnishing and content of proxy statements, and our officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we are not required to file current reports on Form 8-K; instead, we furnish reports on Form 6-K with the SEC.

I.
Subsidiary Information

Not applicable.

J.
Annual Report to Security Holders

Not applicable.

Item 11.
Quantitative and Qualitative Disclosures about Market Risk

We are exposed to market risk in the ordinary course of our business, primarily as a result of fluctuations in foreign currency exchange rates and interest rates. Our consolidated financial statements are prepared in accordance with IFRS Accounting Standards as issued by the IASB.

Quantitative and qualitative disclosures about market risk, including our exposure to foreign currency risk, interest rate risk, credit risk and liquidity risk, are set forth in Note 20, "Financial Instruments," and Note 21, "Financial Risk Management," to our consolidated financial statements included in this Annual Report, which are incorporated herein by reference.

Item 12.
Description of Securities Other Than Equity Securities
A.
Debt Securities

Not applicable.

B.
Warrants and Rights

Not applicable.

C.
Other Securities

Not applicable.

D.
American Depositary Shares

Not applicable.

PART II

Item 13.
Defaults, Dividend Arrearages and Delinquencies

None.

Item 14.
Material Modifications to the Rights of Security Holders and Use of Proceeds

None.

Item 15.
Controls and Procedures
A.
Disclosure Controls and Procedures

Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) under the Exchange Act as of December 31, 2025.

Disclosure controls and procedures are designed to ensure that information required to be disclosed in reports filed or submitted under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms, and that such information is accumulated and communicated to management, including the Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

As part of our transition to a U.S. public company, we began formalizing our disclosure control framework in 2025 and further enhanced such framework subsequent to December 31, 2025 through the adoption of a Disclosure Controls and Procedures Policy and the implementation of an internal disclosure manual .

Based on the evaluation of these controls and procedures required by Rule 13a-15(b) under the Exchange Act, our Chief Executive Officer and Chief Financial Officer have concluded that our disclosure controls and procedures were effective as of December 31, 2025.

B.
Management's Annual Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting ("ICFR") as defined in Rule 13a-15(f) under the Exchange Act.

Our ICFR is a process designed by, or under the supervision of, our Chief Executive Officer and Chief Financial Officer, and effected by our Board of Directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS Accounting Standards as issued by the IASB.

Our ICFR includes policies and procedures that:

•
pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect transactions and dispositions of our assets;
•
provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS Accounting Standards as issued by the IASB; and
•
provide reasonable assurance regarding the prevention or timely detection of unauthorized acquisition, use, or disposition of our assets.

During the year ended December 31, 2025, the Company’s internal control framework continued to evolve as part of its transition to a U.S. public company. While key control activities were performed and management oversight was in place, certain elements of formalization, including documentation of policies and procedures, were still under development during the period.

As of December 31, 2025, the Company had adopted several key governance and compliance policies, including the Code of Business Conduct and Ethics, Insider Trading Policy, Whistleblower Policy, Internal Control Manual, Information Security Policy, Clawback Policy, and Audit Committee Charter, which form the foundation of the Company’s control environment.

Subsequent to December 31, 2025, the Company further enhanced and formalized its internal control and governance framework through the adoption of additional policies, including the Disclosure Controls and Procedures Policy, Internal Control over Financial Reporting Policy, Risk Management Policy, Delegation of Authority Policy, Procure-to-Pay (P2P) Policy, Revenue Recognition Policy, Subsidiary Oversight Policy, and Internal Audit Policy.

Management has undertaken, and continues to undertake, enhancements to further strengthen the design and documentation of internal controls and to support ongoing compliance.

As an emerging growth company and a newly public company, this Annual Report does not include a report of management’s assessment regarding internal control over financial reporting.

C.
Attestation Report of the Registered Public Accounting Firm

Not applicable. As an emerging growth company, we are exempt from the requirement to obtain an attestation report from our independent registered public accounting firm on the effectiveness of our internal control over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act of 2002 for so long as we qualify as an emerging growth company.

D.
Changes in Internal Control Over Financial Reporting

There were no changes in our internal control over financial reporting that occurred during the year ended December 31, 2025 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 16. [Reserved]

Item 16A. Audit Committee Financial Expert

Our Board of Directors has determined that Mr. Hsing-Ju Tsai (Tony Tsai), an independent director serving on our audit committee, qualifies as an "audit committee financial expert" as defined in Item 16A of Form 20-F. Mr. Tsai is independent within the meaning of the applicable Nasdaq Listing Rules and Rule 10A-3 under the Securities Exchange Act of 1934, as amended. For a description of Mr. Tsai's relevant experience, see "Item 6.A. Directors and Senior Management."

Item 16B. Code of Ethics

We have adopted a Code of Business Conduct and Ethics (the "Code of Business Conduct") that applies to all of our directors, officers and employees, including our principal executive officer, principal financial officer, principal accounting officer and persons performing similar functions. The Code of Business Conduct constitutes a "code of ethics" as defined in Item 16B(b) of Form 20-F.

The full text of our Code of Business Conduct is available on our investor relations website at https://investors.owlting.com/governance/governance-documents.

During the year ended December 31, 2025, no amendments were made to the provisions of our Code of Business Conduct, and no waivers, including implicit waivers, were granted from any provision of the Code of Business Conduct to any of our directors, officers or employees.

Item 16C. Principal Accountant Fees and Services

The following table sets forth the aggregate fees billed by KPMG, our independent registered public accounting firm, for the years ended December 31, 2025 and 2024:

	For the year ended December 31,
	2024	2025
	(US$ in thousands)
Audit Fees(1)	930	540
Audit-Related Fees(2)	—	—
Tax Fees(3)	30	30
All Other Fees(4)	—	—
Total	960	570

Notes:

(1)
Audit Fees consist of the aggregate fees billed for professional services rendered by KPMG for the audit of our annual consolidated financial statements and services rendered in connection with our public listing on the Nasdaq Global Market. Audit fees for the year ended December 31, 2024 were higher primarily due to additional services rendered in connection with the preparation and filing of our registration statement on Form F-1 (File No. 333-290018).
(2)
Audit-Related Fees consist of fees billed for assurance and related services reasonably related to the performance of the audit or review of our financial statements and not reported under Audit Fees. No audit-related fees were billed during the years ended December 31, 2024 and 2025.
(3)
Tax Fees consist of fees billed for the certification of annual corporate income tax returns for our subsidiaries in Taiwan.
(4)
All Other Fees consist of fees billed for products and services other than those described above. No other fees were billed during the years ended December 31, 2024 and 2025.

Pre-Approval Policies and Procedures

Our audit committee was established in connection with our listing on the Nasdaq Global Market in October 2025. Since its establishment, our audit committee has adopted a policy requiring pre-approval of all audit and non-audit services provided by our independent registered public accounting firm. Under this policy, the audit committee pre-approves specific categories of services up to pre-approved fee levels. Any proposed services that exceed pre-approved fee levels or that fall outside the pre-approved categories must receive specific advance approval from the audit committee before engagement.

All of the services provided during the year ended December 31, 2025 were pre-approved by our audit committee in accordance with this policy. No services were approved pursuant to the de minimis exception under Rule 2-01(c)(7)(i)(C) of Regulation S-X. Prior to the establishment of our audit committee, the services rendered by KPMG for the year ended December 31, 2024 were approved by our Board of Directors.

Item 16D. Exemptions from the Nasdaq Listing Rules for Audit Committees

Not applicable.

Item 16E. Purchase of Equity Securities by the Issuer and Affiliated Purchasers

On November 26, 2025, our Board of Directors authorized a share repurchase program allowing us to repurchase up to $10.0 million of our Class A Common Shares in the open market or through privately negotiated transactions over a period of nine months from the date of the resolution (the "2025 Repurchase Program"). As of December 31, 2025, we had repurchased a total of 15,855 Class A Common Shares at an aggregate cost of approximately $0.1 million under the 2025 Repurchase Program.

The following table sets forth information regarding repurchases completed under the 2025 Repurchase Program during the year ended December 31, 2025:

Period	(a) Total Number of Common Shares Purchased	(b) Average Price Paid per Common Share	(c) Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	(d) Maximum approximate dollar value of shares that may yet be purchased under the plans or programs
2025 Repurchase Program(1)
November 26 – November 30, 2025	—	—	—	US$10,000,000
December 1 – December 31, 2025	15,855	US$6.59	15,855	US$9,895,485
Total	15,855	US$6.59	15,855	US$9,895,485

Note:

(1)
On November 26, 2025, our Board of Directors publicly announced the share repurchase program authorizing the repurchase of up to $10,000,000 of our Class A Common Shares. The program is scheduled to expire on August 26, 2026. All 15,855 shares were purchased in open-market transactions. No repurchase plans or programs expired or were terminated during the period covered by this table.

Item 16F. Change in Registrant’s Certifying Accountant

Not applicable.

Item 16G. Corporate Governance

As a foreign private issuer listed on the Nasdaq Global Market, we are permitted to follow the corporate governance practices of our home country, the Cayman Islands, in lieu of certain Nasdaq corporate governance standards applicable to domestic U.S. companies listed on Nasdaq. The following is a summary of the significant ways in which our corporate governance practices differ from those required of domestic U.S. companies listed on Nasdaq.

Compensation Committee. Nasdaq Listing Rules require that domestic U.S. companies maintain a compensation committee consisting entirely of independent directors. We do not currently maintain a separate compensation committee. The functions typically performed by a compensation committee are carried out by our full Board of Directors.

Nominating and Corporate Governance Committee. Nasdaq Listing Rules require that domestic U.S. companies maintain a nominating or corporate governance committee consisting entirely of independent directors. We do not currently maintain a separate nominating or corporate governance committee. The functions typically performed by such a committee are carried out by our full Board of Directors.

Executive Sessions. Nasdaq Listing Rules require that independent directors of domestic U.S. companies meet regularly in executive sessions without management. Our independent directors do not currently hold regularly scheduled executive sessions without management, although independent directors may meet from time to time as appropriate

Controlled Company Exemption. We qualify as a "controlled company" under Nasdaq rules because Darren Wang, our founder and Chief Executive Officer, controls more than 50% of the total voting power of our outstanding shares. As a controlled company, we are additionally exempt from the requirements that our director nominees be selected or recommended by a nominating/governance committee comprised solely of independent directors and that the compensation of our executive officers be determined or recommended by a compensation committee comprised solely of independent directors. We are also exempt from the Nasdaq requirement that a majority of our Board of Directors consist of independent directors, although we currently comply with this requirement voluntarily. Five out of our seven directors are independent directors within the meaning of the applicable Nasdaq Listing Rules.

Item 16H. Mine Safety Disclosure

Not applicable.

Item 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

Not applicable.

Item 16J. Insider Trading Policies

We have adopted an Insider Trading Policy (the "Policy") governing the purchase, sale, and other dispositions of our securities by our directors, senior management, employees and consultants, which is reasonably designed to promote compliance with applicable insider trading laws, rules and regulations and the Nasdaq Listing Rules.

The Policy prohibits all covered persons from trading in our securities while in possession of material nonpublic information and from tipping such information to others. The Policy establishes trading windows and black-out periods during which certain insiders are restricted from trading, requires pre-clearance of trades by insiders, and prohibits short sales, derivatives transactions, margin accounts and pledging of our securities. The Policy also permits insiders to trade pursuant to written trading plans that comply with Rule 10b5-1 under the Securities Exchange Act of 1934, as amended.

Our Insider Trading Policy is filed as Exhibit 11.1 to this Annual Report on Form 20-F.

Item 16K. Cybersecurity

Risk Management and Strategy

We have established a cybersecurity risk management program designed to identify, assess, and manage material risks from cybersecurity threats to our information systems, data, and operations. Our program is integrated into our broader enterprise risk management framework.

Our cybersecurity risk management processes include:

•
Risk Assessment: We identify and evaluate cybersecurity risks to our systems, networks, and data, including risks arising from our use of third-party service providers, as part of our ongoing operations.
•
Technical Safeguards: We employ technical controls, including network monitoring, access management, encryption, and vulnerability management, to protect our information assets.

•
Incident Response: We have established procedures for responding to cybersecurity incidents, including processes for detection, containment, and remediation, as well as for notifying relevant stakeholders as appropriate.
•
Employee Training: We conduct regular cybersecurity awareness training for our employees to promote a security-conscious culture and reduce the risk of social engineering and phishing attacks.

With respect to our OwlPay payment services business, we have obtained certification under the ISO/IEC 27001 certification for information security management systems. The scope of this certification covers the information security management systems supporting our OwlPay services. For other areas of our business not covered by this certification, we manage cybersecurity risks through our internal policies and controls described above.

We engage external consultants and advisors from time to time to assist in assessing and improving our cybersecurity program.

As of the date of this Annual Report, we have not experienced any cybersecurity incidents that have materially affected, or are reasonably likely to materially affect, our business, results of operations, or financial condition. However, we cannot guarantee that we will not experience such incidents in the future. See "Item 3. Key Information — D. Risk Factors — Risks Related to Technology, Data Privacy, and Intellectual Property — Cybersecurity incidents or system failures could harm our business, customers, and reputation" for a discussion of cybersecurity-related risks.

Governance

Board Oversight. Our Board of Directors considers cybersecurity risk as part of its overall risk oversight responsibilities. The Board of Directors may receive updates from management regarding cybersecurity matters, including significant risks, incidents, and developments, as appropriate, and may be informed of such matters through the Audit Committee.

Management's Role. At the management level, responsibility for our day-to-day cybersecurity risk management is overseen by our senior management team, including our Chief Executive Officer and Chief Technology Officer, who oversee cybersecurity risk management at the executive level and receive updates on cybersecurity matters from our information technology personnel, as appropriate.

Our information technology team is responsible for implementing and maintaining our cybersecurity policies, procedures, and technical controls, monitoring for threats and vulnerabilities, and coordinating our response to cybersecurity incidents.

Management provides updates to the Audit Committee regarding our cybersecurity posture, emerging threats, and any significant developments in our cybersecurity program, as appropriate.

PART III

Item 17. Financial Statements

We have elected to provide the financial statements and related information specified in Item 18 in lieu of Item 17.

Item 18. Financial Statements

The audited Consolidated Financial Statements as required under Item 18 are attached hereto starting on page F-1 of this Form 20-F, including the following:

•
Report of Independent Registered Public Accounting Firm (KPMG, Taipei, Taiwan, PCAOB ID No. 1026 )
•
Consolidated Statements of Financial Position as of December 31, 2024 and 2025
•
Consolidated Statements of Profit or Loss and Other Comprehensive Income (Loss) for the years ended December 31, 2023, 2024 and 2025
•
Consolidated Statements of Changes in Equity for the years ended December 31, 2023, 2024 and 2025
•
Consolidated Statements of Cash Flows for the years ended December 31, 2023, 2024 and 2025
•
Notes to the Consolidated Financial Statements

Item 19. Exhibits

Exhibit No.	Description	Filing Status
1.1	Third Amended and Restated Memorandum and Articles of Association	Filed herewith
2.1	Description of Securities	Filed herewith
4.1	Senior Secured Convertible Promissory Note, dated April 6, 2026, between OBOOK Holdings Inc. and Lind Global Asset Management XV LLC	Incorporated by reference to Exhibit 99.1 of the Report on Form 6-K furnished to the SEC on April 7, 2026
4.2	Class A Common Share Purchase Warrant, dated April 6, 2026, issued to Lind Global Asset Management XV LLC	Incorporated by reference to Exhibit 99.2 of the Report on Form 6-K furnished to the SEC on April 7, 2026
8.1	List of Subsidiaries	Incorporated by reference to Exhibit 21.1 of the Registration Statement on Form F-1 (File No. 333-290018), as declared effective on September 29, 2025
10.1	2021 Share Incentive Plan	Incorporated by reference to Exhibit 10.1 of the Registration Statement on Form F-1 (File No. 333-290018), as declared effective on September 29, 2025
10.2	Securities Purchase Agreement, dated April 2, 2026, between OBOOK Holdings Inc. and Lind Global Asset Management XV LLC	Incorporated by reference to Exhibit 99.1 of the Report on Form 6-K furnished to the SEC on April 2, 2026
11.1	Insider Trading Policy	Filed herewith
12.1	Certification of Chief Executive Officer pursuant to Rule 13a-14(a)	Filed herewith
12.2	Certification of Chief Financial Officer pursuant to Rule 13a-14(a)	Filed herewith
13.1	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350	Furnished herewith
13.2	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350	Furnished herewith
97	Clawback Policy	Filed herewith
101	Interactive Data File (iXBRL)	Filed herewith
104	Cover Page Interactive Data File	Filed herewith

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

OBOOK Holdings Inc.
By:	/s/ Chun-Kai Wang
Name: Chun-Kai Wang
Title: Chairman and Chief Executive Officer
Date: April 29, 2026

Report of Independent Registered Public Accounting Firm

To the Stockholders and Board of Directors
OBOOK Holdings Inc.:

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial position of OBOOK Holdings Inc. and subsidiaries (the Company) as of December 31, 2025 and 2024, the related consolidated statements of profit or loss and other comprehensive income (loss), changes in equity, and cash flows for each of the years in the three‑year period ended December 31, 2025,and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024, and the results of its operations and its cash flows for each of the years in the three‑year period ended December 31, 2025, in conformity with IFRS Accounting Standards as issued by the International Accounting Standards Board.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

We have served as the Company’s auditor since 2019.

/s/ KPMG

Taipei, Taiwan
April 29, 2026

OBOOK HOLDINGS INC. AND SUBSIDIARIES

Consolidated Statements of Financial Position

December 31, 2025 and 2024

(Expressed in U.S. Dollars)

	Note	December 31, 2025	December 31, 2024
Assets
Current assets:
Cash	6, 20	$7,493,875	4,511,377
Restricted cash	6, 20	1,860,930	4,210,381
Accounts receivable	7, 20	400,941	299,359
Other receivables	20	47,070	51,834
Current tax assets		7,047	21,174
Prepayment		648,064	2,135,731
Other financial assets - current	8, 20, 25	7,100,069	5,397,240
Other current assets		95,955	160,844
Total current assets		17,653,951	16,787,940
Non-current assets:
Property, plant and equipment	9	926,596	366,350
Right-of use assets	9	3,453,417	4,556,692
Other intangible assets	10	421,814	391,737
Goodwill	10	—	287,285
Other financial assets - non-current	8, 20, 25	675,134	721,346
Other non-current assets		20,769	209,316
Total non-current assets		5,497,730	6,532,726
Total assets		$23,151,681	23,320,666

Liabilities and Equity
Current liabilities:
Contract liabilities - current	27	$1,869,172	1,735,806
Accounts payable	20	1,851,494	1,687,449
Other payables	20	3,711,946	2,053,402
Other payables to related parties	20, 24	2,465,324	1,723,390
Current tax liabilities		5,888	3,909
Current provisions		74,595	68,944
Lease liabilities - current	9, 20	1,126,510	1,177,303
Long-term borrowings, current potion	12, 20	832,233	332,974
Current preference share liabilities	15, 20	—	406,366
Other current liabilities - receipts under custody	11	11,705,838	11,854,693
Other current liabilities		130,333	111,754
Total current liabilities		23,773,333	21,155,990

OBOOK HOLDINGS INC. AND SUBSIDIARIES

Consolidated Statements of Financial Position

December 31, 2025 and 2024

(Expressed in U.S. Dollars)

	Note	December 31, 2025	December 31, 2024
Non-current liabilities:
Long-term borrowings	12, 20	2,810	800,913
Lease liabilities - non-current	9, 20	2,780,453	3,789,208
Non-current preference share liabilities	15, 20	—	1,569,999
Other non - current liabilities	20	172,860	299,136
Total non-current liabilities		2,956,123	6,459,256
Total liabilities		26,729,456	27,615,246
Equity attributable to owners of parent:
Share capital	16	88,408	80,866
Advance receipts for share capital	16	—	2,000,000
Capital surplus	16	130,456,061	51,678,353
Accumulated deficit		(92,468,883)	(60,612,910)
Other equity	16	(41,549,740)	2,555,649
Treasury share	16	(104,515)	—
Equity attributable to owners of the parent		(3,578,669)	(4,298,042)
Non-controlling interest	16	894	3,462
Total Equity		(3,577,775)	(4,294,580)
Total liabilities and equity		$23,151,681	23,320,666

The accompanying notes are an integral part of these consolidated financial statements.

OBOOK HOLDINGS INC. AND SUBSIDIARIES

Consolidated Statements of Profit or Loss and Other Comprehensive Income (Loss)

For the years ended December 31, 2025, 2024 and 2023

(Expressed in U.S. Dollars)

	Note	2025	2024	2023
Revenue	27	$7,861,091	7,569,630	6,399,387
Costs of revenue		(7,659,933)	(6,562,702)	(5,130,739)
Gross profit		201,158	1,006,928	1,268,648
Operating expenses:
Marketing and sales		(3,645,049)	(2,120,196)	(2,455,895)
General and administrative		(21,725,516)	(5,232,219)	(3,360,702)
Research and development		(7,042,198)	(2,571,150)	(2,230,589)
Total operating expenses		(32,412,763)	(9,923,565)	(8,047,186)
Net operating loss		(32,211,605)	(8,916,637)	(6,778,538)
Non-operating income and expense:
Interest income		75,836	75,103	96,575
Foreign currency exchange gains		835,046	7,025	87,642
Foreign currency exchange losses		(5,979)	(1,053,705)	(16,472)
Loss on financial liabilities at fair value through profit or loss	14	(76,212)	(259,418)	(143,693)
Loss on extension of preference share liabilities		—	—	(26,209)
Other losses	10	(303,149)	(25,741)	(24,288)
Other income		95,104	76,365	154,226
Finance costs	15	(260,676)	(177,888)	(137,210)
Total non-operating income and expenses		359,970	(1,358,259)	(9,429)
Loss before tax		(31,851,635)	(10,274,896)	(6,787,967)
Income tax (expenses) benefit	17	(6,959)	2,616	6,729
Net loss		(31,858,594)	(10,272,280)	(6,781,238)
Other comprehensive income (loss):
Components of other comprehensive income (loss) that will be reclassified to profit or loss
Exchange differences on translation of foreign financial statements		(841,442)	1,321,784	(53,239)
Components of other comprehensive income (loss) that will be reclassified to loss		(841,442)	1,321,784	(53,239)
Other comprehensive income (loss)		(841,442)	1,321,784	(53,239)
Total comprehensive loss		$(32,700,036)	(8,950,496)	(6,834,477)
Loss attributable to:
Owners of the parent		$(31,852,853)	(10,269,908)	(6,748,574)
Non-controlling interests		(5,741)	(2,372)	(32,664)
		$(31,858,594)	(10,272,280)	(6,781,238)
Total comprehensive loss attributable to:
Owners of the parent		$(32,694,348)	(8,947,970)	(6,801,817)
Non-controlling interests		(5,688)	(2,526)	(32,660)
		$(32,700,036)	(8,950,496)	(6,834,477)
Loss per share
Basic and Diluted loss per share	18	$(0.39)	(0.13)	(0.09)

The accompanying notes are an integral part of these consolidated financial statements.

OBOOK HOLDINGS INC. AND SUBSIDIARIES

Consolidated Statements of Changes in Equity

For the years ended December 31, 2025, 2024 and 2023

(Expressed in U.S. Dollars)

	Equity attributable to owners of parent
	Share capital				Other equity
	Ordinary shares	Capital collected in advance	Capital surplus	Accumulated deficit	Exchange differences on translation of foreign financial statements	Unearned share-based compensation	Total	Treasury share	Total	Non- controlling interest	Total equity
Balance at January 1, 2023	$78,079	86,059	31,971,625	(42,712,200)	1,286,954	—	1,286,954	—	(9,289,483)	—	(9,289,483)
Loss for the year ended December 31, 2023	—	—	—	(6,748,574)	—	—	—	—	(6,748,574)	(32,664)	(6,781,238)
Other comprehensive income (loss) for the year ended December 31, 2023	—	—	—	—	(53,243)	—	(53,243)	—	(53,243)	4	(53,239)
Comprehensive loss for the year ended December 31, 2023	—	—	—	(6,748,574)	(53,243)	—	(53,243)	—	(6,801,817)	(32,660)	(6,834,477)
Advance receipts for share capital	—	10,834,290	—	—	—	—	—	—	10,834,290	—	10,834,290
Difference between the cash acquisition of a non-controlling interest and carrying amount of subsidiaries	—	—	—	(1,129,728)	—	—	—	—	(1,129,728)	—	(1,129,728)
Acquisition of non-controlling interest	—	—	—	—	—	—	—	—	—	446,786	446,786
Purchase of subsidiaries shares from non-controlling interest	—	—	—	—	—	—	—	—	—	(388,002)	(388,002)
Declaration of cash dividends	—	—	—	—	—	—	—	—	—	(20,136)	(20,136)
Balance at December 31, 2023	$78,079	10,920,349	31,971,625	(50,590,502)	1,233,711	—	1,233,711	—	(6,386,738)	5,988	(6,380,750)

OBOOK HOLDINGS INC. AND SUBSIDIARIES

Consolidated Statements of Changes in Equity

For the years ended December 31, 2025, 2024 and 2023

(Expressed in U.S. Dollars)

	Equity attributable to owners of parent
	Share capital				Other equity
	Ordinary shares	Capital collected in advance	Capital surplus	Accumulated deficit	Exchange differences on translation of foreign financial statements	Unearned share-based compensation	Total	Treasury share	Total	Non- controlling interest	Total equity
Balance at January 1, 2024	$78,079	10,920,349	31,971,625	(50,590,502)	1,233,711	—	1,233,711	—	(6,386,738)	5,988	(6,380,750)
Loss for the year ended December 31, 2024	—	—	—	(10,269,908)	—	—	—	—	(10,269,908)	(2,372)	(10,272,280)
Other comprehensive income (loss) for the year ended December 31, 2024	—	—	—	—	1,321,938	—	1,321,938	—	1,321,938	(154)	1,321,784
Comprehensive loss for the year ended December 31, 2024	—	—	—	(10,269,908)	1,321,938	—	1,321,938	—	(8,947,970)	(2,526)	(8,950,496)
Advance receipts for share capital	—	9,170,000	—	—	—	—	—	—	9,170,000	—	9,170,000
Capital increase in cash	2,776	(18,090,349)	18,087,573	—	—	—	—	—	—	—	—
Cancellation of share capital	(275)	—	(247,225)	247,500	—	—	—	—	—	—	—
Conversion of simple agreement for future equity	286	—	1,866,380	—	—	—	—	—	1,866,666	—	1,866,666
Balance at December 31, 2024	$80,866	2,000,000	51,678,353	(60,612,910)	2,555,649	—	2,555,649	—	(4,298,042)	3,462	(4,294,580)

OBOOK HOLDINGS INC. AND SUBSIDIARIES

Consolidated Statements of Changes in Equity

For the years ended December 31, 2025, 2024 and 2023

(Expressed in U.S. Dollars)

	Equity attributable to owners of parent
	Share capital				Other equity
	Ordinary shares	Capital collected in advance	Capital surplus	Accumulated deficit	Exchange differences on translation of foreign financial statements	Unearned share-based compensation	Total	Treasury share	Total	Non- controlling interest	Total equity
Balance at January 1, 2025	$80,866	2,000,000	51,678,353	(60,612,910)	2,555,649	—	2,555,649	—	(4,298,042)	3,462	(4,294,580)
Loss for the year ended December 31, 2025	—	—	—	(31,852,853)	—	—	—	—	(31,852,853)	(5,741)	(31,858,594)
Other comprehensive income (loss) for the year ended December 31, 2025	—	—	—	—	(841,495)	—	(841,495)	—	(841,495)	53	(841,442)
Comprehensive loss for the year ended December 31, 2025	—	—	—	(31,852,853)	(841,495)	—	(841,495)	—	(32,694,348)	(5,688)	(32,700,036)
Advance receipts for share capital	—	16,569,700	—	—	—	—	—	—	16,569,700	—	16,569,700
Capital increase in cash	1,961	(18,569,700)	18,567,739	—	—	—	—	—	—	—	—
Issuance of restricted shares	5,405	—	58,445,265	—	—	(58,608,903)	(58,608,903)	—	(158,233)	—	(158,233)
Share-based payment expenses recognized	—	—	—	(3,120)	—	15,345,009	15,345,009	—	15,341,889	3,120	15,345,009
Issuance of common shares for settlement of services rendered	176	—	1,764,704	—	—	—	—	—	1,764,880	—	1,764,880
Acquisition of treasury share	—	—	—	—	—	—	—	(104,515)	(104,515)	—	(104,515)
Balance at December 31, 2025	$88,408	—	130,456,061	(92,468,883)	1,714,154	(43,263,894)	(41,549,740)	(104,515)	(3,578,669)	894	(3,577,775)

The accompanying notes are an integral part of these consolidated financial statements.

OBOOK HOLDINGS INC. AND SUBSIDIARIES

Consolidated Statements of Cash Flows

For the years ended December 31, 2025, 2024 and 2023

(Expressed in U.S. Dollars)

	2025	2024	2023
Cash flows from operating activities:
Loss for the year	$(31,858,594)	(10,272,280)	(6,781,238)
Adjustments for:
Depreciation expense	1,467,313	1,257,626	869,702
Amortization expense	106,693	83,828	78,461
Expected credit impairment loss	224,423	—	—
Loss on financial liabilities at fair value through profit or loss	76,212	259,418	143,693
Share-based compensation costs	17,109,889	—	—
Impairment loss on intangible assets	288,813	641	646
Impairment loss on property, plant and equipment	1,783	6,183	4,136
Finance costs	260,676	177,888	137,210
Interest income	(75,836)	(75,103)	(96,575)
Government subsidy income	(700)	(153)	—
Profit from lease modification	(4,458)	(15,113)	(350)
Loss on extension of preference share liabilities	—	—	26,209
Income tax expenses (benefit)	6,959	(2,616)	(6,729)
	(12,396,827)	(8,579,681)	(5,624,835)
Change in operating assets and liabilities:
Decrease (increase) in notes receivable	—	4,025	(4,025)
Decrease (increase) in accounts receivable	(104,255)	53,997	262,285
Decrease (increase) in other receivables	(216,985)	9,570	(45,456)
Increase in other receivables from related parties	—	—	(12)
Decrease (increase) in prepayment	1,487,667	(1,742,690)	(81,604)
Decrease (increase) in other current assets	64,889	83,544	(58,933)
Increase in other non-current assets	—	—	(1,992)
Increase (decrease) in contract liabilities	133,366	467,503	(264,301)
Increase (decrease) in accounts payable	164,045	(116,125)	569,998
Increase (decrease) in other payable	(383,445)	786,680	(52,108)
Increase in provisions	5,651	26,563	42,381
Increase (decrease) in other payable from related parties	(8,014)	(8,236)	18,569
Decrease in other current liabilities	(139,654)	(7,598)	(64,457)
Decrease in other non-current liabilities	—	—	(64,951)
Cash used in operations	(11,393,562)	(9,022,448)	(5,369,441)
Interest received	75,836	75,103	96,575
Interest paid	(223,358)	(114,823)	(107,438)
Income taxes paid	10,189	(8,112)	(35,168)
Net cash used in operating activities	(11,530,895)	(9,070,280)	(5,415,472)

OBOOK HOLDINGS INC. AND SUBSIDIARIES

Consolidated Statements of Cash Flows

For the years ended December 31, 2025, 2024 and 2023

(Expressed in U.S. Dollars)

	2025	2024	2023
Cash flows from investing activities:
Acquisition of property, plant and equipment	(538,060)	(151,964)	(141,620)
Acquisition of intangible assets	(129,158)	(106,078)	(20,517)
Proceeds from disposal of intangible assets	—	98	11,291
Decrease in other financial assets-current	—	—	32,568
Increase in other financial assets-non-current	—	(62,125)	(131,262)
Increase in guarantee deposits paid	(7,831)	(326,042)	(65,725)
Decrease in guarantee deposits paid	84,899	101,769	10,739
Prepaid equipment costs	(17,248)	(205,672)	—
Acquisition of subsidiaries, net of cash and restricted cash acquired	—	—	3,650,605
Net cash flows from (used in) investing activities	(607,398)	(750,014)	3,346,079
Cash flows from financing activities:
Proceeds from long-term borrowings	—	1,186,709	—
Repayments of long-term borrowings	(349,698)	(831,391)	(335,574)
Repayments of preference share liabilities	(1,930,240)	(101,592)	—
Repayments of installment payables	(16,129)	(13,865)	—
Decrease in other payables from related parties	(122,951)	(216,478)	(228,096)
Increase (decrease) in other current liabilities – receipts under custody	(1,851,684)	923,093	(696,133)
Increase in guarantee deposits received	13,019	35,801	25,497
Decrease in guarantee deposits received	(19,765)	(9,557)	(10,752)
Advance receipts for share capital	16,569,700	9,170,000	10,834,290
Advance receipts for preference share liabilities	—	—	98,554
Payments of lease liabilities	(1,243,628)	(781,844)	(763,225)
Proceeds from non-current financial liabilities at fair value through profit or loss	2,550,000	—	430,000
Payment of non-current financial liabilities at fair value through profit or loss	—	(100,000)	(300,000)
Acquisition of equity interest in subsidiary	—	—	(1,517,730)
Dividends paid to non-controlling interests	—	—	(20,136)
Net cash flows from financing activities	13,598,624	9,260,876	7,516,695
Effect of exchange rate changes on cash and restricted cash	(827,284)	1,284,168	(31,128)
Net increase in cash and restricted cash	633,047	724,750	5,416,174
Cash and restricted cash at beginning of year	8,721,758	7,997,008	2,580,834
Cash and restricted cash at end of year	$9,354,805	8,721,758	7,997,008

The accompanying notes are an integral part of these consolidated financial statements.

OBOOK HOLDINGS INC. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

NOTE 1. Reporting Entity

OBOOK Holdings Inc. was incorporated in the Cayman Islands on April 20, 2011. The registered office of the company is at the offices of Gold In (Cayman) Co., Ltd., located at Suite 102, Cannon Place, North Sound Rd., George Town, Grand Cayman, Cayman Islands. The principal executive office is located at 9F., No. 28, Wencheng Rd., Beitou Dist., Taipei City, Taiwan (R.O.C.).

On October 16, 2025, OBOOK Holdings Inc. completed its public listing, and its Class A ordinary shares were listed for trading on the Nasdaq Global Market.

The company and its subsidiaries (collectively referred to as the "Company") provide payment infrastructure, hospitality software solutions, and digital commerce services. The Company leverages blockchain technology to support payment processing, cross-border transactions, and platform services across the financial services, hospitality, and e-commerce sectors. The principal operating activities of the Company are described in Note 4(b).

NOTE 2. Basis of Preparation

(a)
Statement of compliance

The consolidated financial statements have been prepared in accordance with IFRS Accounting Standards as issued by the International Accounting Standards Board ("IFRS Accounting Standards").

These consolidated financial statements were authorized for issuance by the Board of Directors on April 29, 2026.

(b)
Basis of measurement

The consolidated financial statements have been prepared on the historical cost basis except for financial liabilities at fair value through profit or loss ("FVTPL").

(c)
Going concern

The consolidated financial statements have been prepared on a going concern basis. For the year ended December 31, 2025, the Company incurred a net loss of $31,858,594. As of December 31, 2025, the Company had an accumulated deficit of $92,468,883 and the total current liabilities exceeded total current assets by $6,119,382. The Company has historically financed its operations primarily through bank borrowings, loans from related parties, equity financing, Simple Agreements for Future Equity ("SAFE agreements"), and the issuance of preferred shares. Management plans to adopt the following measures to improve its operations and cash flows:

1.
Expand payment business to increase the cash inflow and create new revenue stream.
2.
The Company has implemented cost control measures, including optimization of personnel costs, reduction of discretionary expenditures, and prioritization of projects with near-term revenue generation, in order to reduce cash outflows and improve short-term liquidity.
3.
Subsequent to the reporting date, the Company raised gross proceeds of US$10,000,000 through the issuance of a senior secured convertible note with a principal amount of US$11,500,000, maturing on October 6, 2027, and the transaction was completed prior to the issuance of these financial statements.
4.
The major shareholders of the Company have undertaken to provide financial support to the Company, including refraining from demanding repayment of outstanding balances and assisting in obtaining additional financing, if necessary.

The Company expects to finance its operations through equity offerings and debt financings. However, there can be no assurance that any additional financing will be available to the Company on acceptable terms, if at all. If events or circumstances occur such that the Company does not obtain additional funds as needed, there would be a material adverse effect on the Company’s business and results of operations or financial condition. Nevertheless, management believes that the Company will be able to obtain additional financing and continue as a going concern.

OBOOK HOLDINGS INC. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

NOTE 3. Application of New and Revised IFRS Accounting Standards

(a)
Amendments to IFRSs and the new interpretation that are mandatorily effective for the current year.

New, Revised or Amended Standards and Interpretations	Effective date per IASB
Amendments to IAS 21 "Lack of Exchangeability"	January 1, 2025

The adoption of the aforementioned IFRSs did not have a material impact on the consolidated financial statements.

(b)
New and revised standards, amendments and interpretations in issue but not yet effective.

In preparing the accompanying consolidated financial statements, the Company has not adopted the following IFRS Accounting Standards.

New, Revised or Amended Standards and Interpretations	Effective date per IASB
Amendments to IFRS 10 and IAS 28 "Sale or Contribution of Assets Between an Investor and Its Associate or Joint Venture"	Effective date to be determined by IASB
Amendments to IFRS 9 and IFRS 7 "Amendments to the Classification and Measurement of Financial Instruments"	January 1, 2026
Annual Improvements to IFRS Accounting Standards—Volume 11	January 1, 2026
Amendments to IFRS 9 and IFRS 7 "Contracts Referencing Nature-dependent Electricity"	January 1, 2026
IFRS 18 "Presentation and Disclosure in Financial Statements"	January 1, 2027
IFRS 19 "Subsidiaries without Public Accountability: Disclosures"	January 1, 2027
IAS 21 "The Effects of Changes in Foreign Exchange Rates"	January 1, 2027

The above changes are not expected to have a material impact on the Company’s consolidated financial statements, except for IFRS 18 – Presentation and Disclosure in Financial Statements

IFRS 18 – Presentation and Disclosure in Financial Statements

IFRS 18 will supersede IAS 1 – Presentation of Financial Statements. The main changes include:

1.
Classification of items in the statement of profit or loss: Items of income and expenses will be classified into the following categories: operating, investing, financing, income taxes, and discontinued operations.
2.
Presentation of subtotals in the statement of profit or loss: The statement of profit or loss will present subtotals for operating profit or loss, profit or loss before financing and income taxes, and profit or loss.
3.
Enhanced guidance on aggregation and disaggregation: The Company will identify assets, liabilities, equity, income, expenses, and cash flows arising from individual transactions or other events, and classify and aggregate them into groups based on shared characteristics. This ensures that line items presented in the primary financial statements reflect at least one similar characteristic. Items with dissimilar characteristics will be disaggregated in the primary financial statements and in the notes. Items may be labeled as "other" only if no more informative label can be applied.
4.
Management performance measures (MPMs): the new standard introduces a definition for management performance measures, and requires companies to explain in a single note to the financial statements why the measure provides useful information, how it is calculated and reconcile it to an amount determined under IFRS Accounting Standards.

As of the date of issuance of the accompanying consolidated financial statements, the Company is still evaluating the potential effects of the amended standard on its financial position and financial performance upon initial adoption. Any significant impacts identified will be disclosed once the evaluation is completed.

OBOOK HOLDINGS INC. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

Note 4. Material Accounting Policies

The material accounting policies applied in the preparation of these consolidated financial statements are set out below. These policies have been applied consistently to all periods presented in these consolidated financial statements unless otherwise stated and have been applied consistently by all entities.

(a)
Basis of Consolidation

The accompanying consolidated financial statements include the accounts and operations of the Company and its subsidiaries over which the Company has control. All significant intercompany balances and transactions have been eliminated in consolidation.

(b)
List of Subsidiaries in the Consolidated Financial Statements:

Investor	Subsidiary	Main activities	December 31, 2025	December 31, 2024	Description
OBOOK Holdings Inc.	OBOOK Inc.	Blockchain based e-commerce and software	100.00%	100.00%	—
OBOOK Holdings Inc.	OwlTing Japan Inc.	Property management system provider	100.00%	100.00%	—
OBOOK Holdings Inc.	OwlTing Malaysia SDN BHD	Property management system provider	100.00%	100.00%	—
OBOOK Holdings Inc.	OwlTing Travel Service Inc.	Hospitality business	100.00%	100.00%	—
OBOOK Holdings Inc.	OwlTing USA Inc.	Payment solutions	100.00%	100.00%	—
OBOOK Holdings Inc.	OwlTing HK Inc. Limited	Information service and trading	100.00%	100.00%	—
OBOOK Holdings Inc.	OwlTing (Thailand) CO. LTD	Property management system provider	97.00%	97.00%	—
OBOOK Holdings Inc.	OwlTing EU LLC.	Payment solutions	100.00%	100.00%	Note (3)
OBOOK Holdings Inc.	OwlPay Holdings PTE. LTD	Payment solutions	100.00%	100.00%	—
OBOOK Holdings Inc.	OwlNest Inc.	Property management system provider	100.00%	100.00%	—
OBOOK Holdings Inc.	OwlPay Japan Inc.	Payment solutions	85.71%	56.52%	Note (2)
OBOOK Holdings Inc.	PayNow Inc.	Payment gateway services	99.38%	—	Note (1)
OwlTing Japan Inc.	OwlPay Japan Inc.	Payment solutions	14.29%	43.48%	Note (2)
OBOOK Inc.	OwlStay Inc.	Accommodation business	100.00%	100.00%	—
OwlPay Holdings PTE. LTD	PayNow Inc.	Payment gateway services	—	99.38%	Note (1)

Notes:

(1)
On January 1, 2025, the Company carried out a corporate reorganization under which its equity interest in PayNow Inc. was transferred to OBOOK Holdings Inc. and is now held directly by OBOOK Holdings Inc. This reorganization was undertaken to simplify the Group’s shareholding structure and enhance management efficiency. As the transaction was conducted among entities under common control, it did not result in any change in the ultimate ownership of PayNow Inc. and had no impact on the consolidated financial statements other than changes in the Group’s legal structure.
(2)
In 2024, OwlPay Japan Inc. completed a cash capital increase of JPY 20 million. OBOOK Holdings Inc. directly invested JPY 13 million, acquiring a 56.52% stake in OwlPay Japan Inc., while the remaining JPY 7 million was invested by OwlTing Japan Inc. Since OwlTing Japan Inc. did not subscribe for the new shares in proportion to its existing ownership, its stake decreased to 43.48%.
(3)
On May 27, 2025, OwlPay Japan Inc. carried out another cash capital increase of JPY 47 million. OBOOK Holdings Inc. invested the full JPY 47 million, acquiring a 29.19% stake. As OwlTing Japan Inc. again did not subscribe to the new shares proportionally, its ownership further decreased to 14.29%.
(4)
To expand its business in Europe, the Company established a wholly owned subsidiary in Poland through the acquisition of a shelf company which does not conduct any business operations and has no employees. The relevant registration procedures were completed on October 9, 2024.
(c)
Foreign Currency

OBOOK HOLDINGS INC. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

The presentation currency of the Company is the U.S. dollar. The functional currency is the currency of the primary economic environment in which each entity operates. The financial statements of the Company’s foreign subsidiaries are translated into the Company’s presentation currency, the U.S. dollar. The functional currency of certain of the Company’s foreign subsidiaries is the local currency of the respective subsidiary. Accordingly, the assets and liabilities of the Company’s foreign subsidiaries are translated into U.S. dollars using the exchange rate in effect at each reporting date. Equity accounts are translated at historical exchange rates. Revenue and expense accounts are generally translated using the average exchange rates for the reporting period. Foreign currency translation adjustments are recognized in other comprehensive income and accumulated in equity.

(d)
Current and Non-current Assets and Liabilities

Current assets are assets held for trading purposes and expected to be realized, sold or consumed within one year from the end of the reporting period. Current liabilities are obligations incurred for trading purposes and expected to be settled within one year from the end of the reporting period. Assets and liabilities that are not classified as current are classified as non-current assets and liabilities, respectively.

(e)
Cash and Restricted cash

Cash comprises cash on hand and demand deposits that the Company can access without restrictions. Restricted cash represents cash that is subject to contractual or regulatory restrictions. Such restrictions do not change the nature of the deposit. As the Company can access these amounts on demand, demand deposits are classified as a component of cash.

(f)
Financial Instruments
1.
Financial assets

The Company recognizes a financial asset or a financial liability in its statement of financial position when, and only when, the Company becomes a party to the contractual provisions of the instrument. A regular way purchase or sale of financial assets is recognized and derecognized, as applicable, using trade date accounting.

(1)
Classification of financial assets

The classification of financial assets depends on the nature and purpose of the financial assets and is determined at the time of initial recognition. The classification is generally based on the business model under which the financial assets are managed and their contractual cash flow characteristics. When the Company changes its business model for managing financial assets, it reclassifies all affected financial assets.

Financial assets at amortized cost

Cash and restricted cash, accounts receivable, other receivables, and other financial assets are measured at amortized cost. A financial asset is measured at amortized cost if it meets both of the following conditions and is not designated at fair value through profit or loss:

i.
the asset is held within a business model whose objective is to hold assets in order to collect contractual cash flows; and
ii.
the contractual terms give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

Financial assets measured at amortized cost are subsequently measured using the effective interest method, with the carrying amount adjusted for impairment losses. Interest income, foreign exchange gains and losses, and impairment are recognized in profit or loss. Any gains or losses on derecognition of financial assets are also recognized in profit or loss.

(2)
Impairment of financial assets

The Company recognizes loss allowances for expected credit losses on financial assets measured at amortized cost, including accounts receivable.

OBOOK HOLDINGS INC. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

The loss allowance for accounts receivable is measured at an amount equal to lifetime expected credit losses. For other financial assets measured at amortized cost, when the credit risk on the financial instrument has not increased significantly since initial recognition, a loss allowance is recognized at an amount equal to expected credit losses resulting from possible default events within 12 months after the reporting date. If there has been a significant increase in credit risk since initial recognition, the loss allowance is measured at an amount equal to expected credit losses over the expected life of the financial instrument.

In assessing whether the credit risk of a financial instrument has increased significantly since initial recognition, the Company considers relevant and supportable information. This includes both qualitative and quantitative information and analysis, based on the Company’s historical experience and credit assessment, as well as forward-looking information.

Impairment gains or losses recognized in profit or loss represent the adjustments required to bring the loss allowance account to the appropriate level as of the reporting date.

(3)
Derecognition of financial assets

The Company derecognizes a financial asset when the contractual rights to its cash flows expire or when the asset is transferred to another entity along with substantially all associated risks and rewards of ownership.

Upon derecognition of a financial asset measured at amortized cost in its entirety, the difference between the carrying amount of the financial asset and the total consideration received and receivable is recognized in profit or loss.

2.
Financial liabilities and equity instruments
(1)
Classification of financial liabilities and equity instruments

Debt and equity instruments issued by the Company are classified as financial liabilities or equity in accordance with the substance of the contractual arrangements and the definitions of a financial liability and an equity instrument.

i.
Equity instrument

An equity instrument is any contract that represents a residual interest in the assets of an entity after all liabilities have been deducted. Equity instruments issued are recognized at the amount of consideration received, net of any direct costs incurred in the issuance.

ii.
Treasury Share

When the Company reacquires its own previously issued and outstanding equity instruments, the consideration paid, including any directly attributable costs, is accounted for as a reduction of equity. The reacquired shares are classified as treasury share.

Upon subsequent reissuance or retirement of treasury share, the consideration received is recognized as an increase in shareholders’ equity. Any excess of proceeds over the cost of the treasury share is credited to capital surplus. If the proceeds are less than the cost, the deficiency is first charged against additional paid-in capital related to treasury share transactions, and any remaining amount is charged to retained earnings.

iii.
Preference share liabilities

The Company’s redeemable preference share liabilities are classified as financial liabilities because they carry non-discretionary dividends and are redeemable for cash by the holders. The non-discretionary dividends are recognized as interest expense in profit or loss.

iv.
Financial liabilities

Financial liabilities are classified as either measured at amortized cost or at fair value through profit or loss ("FVTPL"). A financial liability is classified as measured at FVTPL if it is held for trading, including derivatives, or is designated as such on initial recognition. Financial liabilities at FVTPL are measured at fair value, and net gains and losses are recognized in profit or loss.

(2)
Derecognition of financial liability

The Company derecognizes a financial liability when the obligation specified in the contract is discharged, canceled, or expired.

OBOOK HOLDINGS INC. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

Upon derecognition of a financial liability measured at amortized cost in its entirety, the difference between the carrying amount of the financial liability that is extinguished or transferred to another party and the consideration paid, including any non-cash assets transferred or liabilities assumed, is recognized in profit or loss.

(3)
Offsetting of financial assets and liabilities

Financial assets and financial liabilities are offset and the net amount is presented in the statement of financial position when the Company currently has a legally enforceable right to offset the recognized amounts and intends either to settle them on a net basis or to realize the asset and settle the liability simultaneously.

(g)
Inventories

Inventories are measured at the lower of cost and net realizable value. The cost of inventories is determined using the weighted average method, and includes expenditure incurred in acquiring the inventories and other costs incurred in bringing them to their present location and condition.

Net realizable value is the estimated selling price in the ordinary course of business, less the estimated costs of completion and selling expenses.

(h)
Property, Plant and Equipment
1.
Recognition and measurement

Items of property, plant and equipment are measured at cost, less accumulated depreciation and any accumulated impairment losses.

Gains or losses arising from the disposal of an item of property, plant and equipment are recognized in profit or loss.

2.
Subsequent expenditure

Subsequent expenditure is capitalized only if it is probable that the future economic benefits associated with the expenditure will flow to the Company.

3.
Depreciation

Depreciation is calculated based on the cost of an asset less its residual value and is recognized in profit or loss on a straight-line basis over the estimated useful lives of the assets.

The estimated useful lives of property, plant and equipment for current and comparative periods are as follows:

(1)
Office equipment 3-5 years
(2)
Leasehold improvements 2-5 years
(3)
Transportation equipment 7 years
(4)
Others 2-5 years

The depreciation methods, useful lives, and residual values are reviewed at each reporting date and adjusted if appropriate.

(i)
Leases
1.
Identifying a lease

A contract is, or contains, a lease when all the following conditions are satisfied:

(1)
the contract involves the use of an identified asset, and the supplier does not have a substantive right to substitute the asset;

OBOOK HOLDINGS INC. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(2)
the Company has the right to obtain substantially all of the economic benefits from the use of the identified asset throughout the period of use; and
(3)
the Company has the right to direct the use of the identified asset throughout the period of use.
2.
As a lessee

Payments for leases of low-value assets and short-term leases are recognized as expenses on a straight-line basis over the lease term for which the recognition exemption is applied. For all other leases, the Company recognizes a right-of-use asset and a lease liability at the lease commencement date.

The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted using the Company’s incremental borrowing rate. The Company determines its incremental borrowing rate by obtaining interest rates from various external financing sources. The right-of-use asset is initially measured at cost, which comprises the initial amount of the lease liability, adjusted for any lease payments made at or before the commencement date, less any lease incentives received, plus any initial direct costs incurred and an estimate of costs to dismantle and remove the underlying asset or restore the site on which it is located.

The right-of-use asset is subsequently depreciated using the straight-line method over the shorter of the useful life of the right-of-use asset or the lease term. The lease liability is subsequently measured at amortized cost using the effective interest method. It is remeasured when (i) there is a change in the lease term; (ii) there is a change in future lease payments arising from a change in an index or a rate; (iii) there is a change in the amounts expected to be payable under a residual value guarantee; or (iv) the Company changes its assessment of whether it will exercise a purchase, extension or termination option. When the lease liability is remeasured under the aforementioned circumstances, a corresponding adjustment is made to the carrying amount of the right-of-use asset. However, if the carrying amount of the right-of-use asset is reduced to zero, any remaining amount of the remeasurement is recognized in profit or loss.

Lease payments included in the measurement of lease liabilities comprise:

(1)
fixed payments, including in-substance fixed payments; and
(2)
the exercise price of a purchase option if the Company is reasonably certain to exercise that option, and lease payments in an optional renewal period if the Company is reasonably certain to exercise an extension option.

When a lease modification decreases the scope of a lease, the Company decreases the carrying amount of the right-of-use asset to reflect the partial or full termination of the lease and recognizes any gain or loss in profit or loss.

3.
As a lessor

Lease income from an operating lease is recognized in profit or loss on a straight-line basis over the lease term. Initial direct costs incurred in negotiating and arranging an operating lease are added to the carrying amount of the leased asset.

(j)
Goodwill

Goodwill is recognized when the purchase consideration exceeds the fair value of identifiable net assets acquired in a business combination. Goodwill is measured at cost less accumulated impairment losses, if any.

Goodwill is not amortized but is tested for impairment at least annually, or more frequently if there are indications that the cash-generating unit ("CGU") may be impaired. For the purpose of impairment testing, goodwill is allocated to each of the Company’s CGUs or groups of CGUs that are expected to benefit from the synergies of the combination. If the recoverable amount of a CGU is less than its carrying amount, the impairment loss is allocated first to reduce the carrying amount of any goodwill allocated to that CGU, and then to the other assets of the CGU on a pro-rata basis, based on the carrying amount of each asset in the CGU. Any impairment loss for goodwill is recognized in profit or loss. An impairment loss recognized for goodwill is not reversed in subsequent periods.

(k)
Other Intangible Assets
1.
Recognition and measurement

OBOOK HOLDINGS INC. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

Other intangible assets with limited useful lives obtained by the Company, including computer software and acquired intangible assets such as trademarks, customer relationships and developed technology from a business combination, are carried at cost less accumulated amortization and accumulated impairment losses.

2.
Amortization

Amortization is calculated on the cost of the asset and is recognized in profit or loss on a straight-line basis over the estimated useful lives of intangible assets when the assets are available for use.

The estimated useful lives for current and comparative periods are as follows:

(1)
Computer software 1-3 years
(2)
Trademarks 18.6 years
(3)
Customer relationships 7 years
(4)
Developed technology acquired 7 years
(5)
Patents 20 years

Amortization methods and useful lives are reviewed at each reporting date and adjusted if appropriate.

(l)
Impairment of Non-Financial Assets

At each reporting date, the Company reviews the carrying amounts of its non-financial assets (other than inventories) to determine whether there is any indication of impairment. If any such indication exists, the asset’s recoverable amount is estimated.

For impairment testing, assets are grouped together into the smallest group of assets that generates cash inflows from continuing use that are largely independent of the cash inflows of other assets or cash-generating units (CGUs). Goodwill arising from a business combination is allocated to CGUs that are expected to benefit from the synergies of the combination.

The recoverable amount of an asset or CGU is the greater of its value in use and its fair value less costs of disposal. Value in use is based on the estimated future cash flows, discounted to present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset or CGU.

An impairment loss is recognized if the carrying amount of an asset or CGU exceeds its recoverable amount.

Impairment losses are recognized in profit or loss. They are allocated first to reduce the carrying amount of goodwill allocated to the CGU, and then to reduce the carrying amounts of the other assets in the CGU on a pro-rata basis.

An impairment loss in respect of goodwill is not reversed. For assets other than goodwill, an impairment loss is reversed only if the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized.

(m)
Revenue Recognition

Revenue is measured based on the consideration to which the Company expects to be entitled in exchange for transferring goods or services to customers. The Company recognizes revenue when it satisfies a performance obligation by transferring control of a good or a service to a customer. The accounting policies for the Company’s main types of revenue are explained below.

1.
Payment services

The Company provides a one-stop payment solution from payment gateway service to payout service. The scope of services includes assisting customers in collecting payments from consumers, enabling customers, including businesses and individuals, to make cross-border remittances as payers and receiving funds with accounts or wallets as payees.

For our payment gateway services, we provide merchants with various payment methods for consumers, including credit cards, mobile payments, and web ATM, and payment at convenience stores, assisting merchants in collecting payments, and disbursing the

OBOOK HOLDINGS INC. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

collected funds to the merchants upon request. We collaborate with multiple acquiring banks, which charge fees for each transaction according to agreed rates. In turn, we charge our merchants a transaction fee for each successful payment and handling fees when disbursing the funds, based on a predetermined rate that varies depending on the market and the merchant. The Company can select one of its collaborated acquiring banks to handle the acquiring process or designate a trust account with the acquiring bank for disbursements. The Company also assists in resolving any transaction-related issues faced by merchants and has decision- making authority over the fees charged to merchants. After assessing its primary responsibility for fulfilling customer orders and controlling services before transferring them to customers, the Company is deemed the principal and recognizes the transaction fees and the handling fees charged to merchants as revenue. Due to the Company’s obligations to safeguard the collected funds during the period from when the merchants can request disbursements, as agreed in the contract, to when they actually make the request to the Company, the Company satisfies the performance obligations over time and recognizes revenue during the period when the Company renders the services. The average period over which revenue is recognized is one to two months. Before the services provided to the merchants, the funds collected are recognized as other current liabilities – receipts under custody and contract liabilities.

For our payout services, with the KYC and AML system, each transaction will be screened to check whether a transaction should be authorized for completion on our payment platform. When we authorize a transaction, we become obligated to our customer to complete the payment transaction. We cooperate with multiple financial institutions and settlement providers, who charge transaction fees on each transaction according to agreed rates and some of them also charge handling fees. In turn, we charge handling fees and transaction fees for foreign exchange conversion, which vary depending on currency conversions and the customer onboarding regions. The entire payment process and platform usage, from onboarding customers to executing transactions, are handled by the Company. The Company also assists in resolving any transaction-related issues faced by customers and has discretion in establishing prices. After assessing its primary responsibility for fulfilling customer orders and controlling services before transferring them to customers, the Company is deemed the principal and recognizes the transaction fees and the handling fees charged to customers as revenue. The Company satisfies the performance obligations at the point in time and recognizes the revenue as the transaction is completed.

2.
Hospitality services
(1)
Hospitality-related software services

The Company provides a property management system ("PMS") based on blockchain technology to the accommodation providers, including room inventory management, online travel agent ("OTA") management and sales report provision. The system has two fee models: (i) on a subscription basis, which charges a fixed fee based on the number of rooms offered by the accommodation provider and is charged annually or monthly depending on the respective contract terms; and (ii) on a commission basis, which charges a commission fee based on the price of orders we process for our clients through our PMS. The Company offers services through its self-developed system, retaining control, ownership, and intellectual property rights. Additionally, the Company is responsible for the system’s operation and maintenance during the contract period and has decision-making authority over the subscription fees. After assessing its primary responsibility for fulfilling customer orders and controlling services before transferring them to customers, the Company is deemed the principal and recognizes the fees as revenue. The Company satisfies the performance obligations over time and recognizes revenue during the contractually agreed period of system services. Due to the customers being charged on a prepaid basis, any fees exceeding the amount attributable to the current financial reporting period are recognized as contract liabilities.

The Company also provides add-on room fee collection services on behalf of accommodation providers who utilize the OwlNest, the PMS, as their booking engine and disburses the collected funds on the contractually agreed settlement basis. It charges a specified percentage as a processing fee, which varies depending on the payment method used (credit card or ATM). As the arrangements for collecting room fees from consumers are made between the Company and the acquiring banks or third-party payment service providers—and the Company can retain the discretion to select such service providers—the Company is deemed to maintain control over these services. Additionally, the Company has the authority to make pricing decisions regarding the processing fees. Therefore, the Company is deemed the principal and recognizes the processing fees as revenue. The Company satisfies the performance obligations at the point in time and recognizes revenue as the accommodation providers have completed their services. Before the services provided to the consumers, room fees that are received in advance are recognized as receipt under custody and contract liabilities.

(2)
Hospitality-related platform services
i.
Online travel agency platform
•
OwlTing Experience: The Company collaborates with suppliers ("local guides") to provide experiential tour services to consumers through OwlTing Experience platform. As the Company is responsible for selecting the suppliers to fulfill the commitments to provide tour services, the Company maintains control over these

OBOOK HOLDINGS INC. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

services. Additionally, the Company is responsible for the communication with local guides to ensure service provision, arranging insurance for related itineraries, and any consumer incidents or liabilities that occur during and after the completion of the experiential tour and has the authority to make pricing decisions regarding the service fees of the tours on the OwlTing Experience platform. Therefore, the Company is deemed the principal and recognizes the price and any add-on service fees of the tours as revenue. The Company satisfies the performance obligations over time, with the average revenue recognition period being 1-2 days, and recognizes revenue during the period in which the Company provides the tours to consumers. Before the Company provides tour services, payments that are received in advance are recognized as contract liabilities.
•
OwlJourney: The Company provides OwlJourney platform to allow customers (accommodation providers) to list room booking information, while also assists in platform maintenance and provides payment processing services for room fees. The Company facilitates room bookings but does not gain control over services, nor does it have authority over pricing or assume risks related to damages or inventory. Since the Company doesn’t control the services before transfer, it is considered an agent and recognizes the net consideration as revenue. The Company satisfies the performance obligations at the point in time and recognizes revenue when the consumer’s stay has been provided by accommodation providers. Before the services are provided to the consumers, payments that are received in advance are recognized as receipt under custody and contract liabilities
ii.
Platform offline service - providing accommodation service

The Company provides room accommodation services to the individual occupying the room under its own brand, OwlStay. OwlStay is fully responsible for all aspects of B&B operations, including daily management, personnel, marketing, pricing, financials, and property design. It handles online bookings, guest services, and customer complaints and has full authority over room rates. As OwlStay controls the services and bears primary responsibility for fulfilling consumers’ orders, it is considered the principal and recognizes the total consideration as revenue. The Company satisfies the performance obligations over time, with the average revenue recognition period being 1-2 days, and recognizes revenue during the period in which the Company provides accommodation to consumers. The consumer pays the relevant fees when booking rooms, and payments that are received in advance are recognized as contract liabilities.

(3)
E-commerce platform

The Company sells agricultural products over its e-commerce platform, wherein the Company selects the products to sell and signs long-term contracts with local farmers to secure the supply of goods and determine purchase prices, lists the products on the OwlTing Market platform, and determines the pricing. Since some primary products are agricultural goods with short shelf lives, multiple shipments can easily cause product damage. After receiving an order, the Company issues a purchase order to the supplier to retain a specified number of units to fulfill consumer orders and notifies the supplier to arrange direct shipment to the consumer from the place of origin to ensure freshness. Other products are shipped from the Company’s warehouse. The Company is responsible for ensuring that the product is delivered to the consumer who placed the order, bears any loss or damage between pickup from the supplier and delivery to the end customer, and handles subsequent return or exchange services. After assessing, the Company is deemed the principal, and it recognizes the total consideration as revenue. Revenue is recognized at the point in time when the goods are delivered and have been accepted by the customer. Before the Company transfers goods to the customers, payments that are received in advance are recognized as contract liabilities.

(n)
Employee Benefits
1.
Short-term employee benefits

Short-term employee benefit obligations are measured on an undiscounted basis and are expensed as the related service is provided.

2.
Employee share-based payment

Restricted Share Units ("RSUs") and Restricted Share Awards ("RSAs") granted to employees are recognized as an expense on a straight-line basis over the vesting period, based on the fair value at the grant date and the Company’s best estimate of the number expected to ultimately vest, with a corresponding increase in other equity - unearned share-based employee compensation.

OBOOK HOLDINGS INC. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

At the grant date, the related amount is recognized in equity, with a corresponding increase in capital surplus – restricted shares for employees. Employees holding RSUs or RSAs have no dividend or voting rights prior to vesting.

For RSAs, if employees resign during the vesting period, they are required to return any unvested shares. At each reporting date, the Company revises its estimate of the number of awards expected to vest. The impact of the revision is recognized in profit or loss, with a corresponding adjustment to capital surplus – restricted shares for employees, so that cumulative expenses reflect the revised estimate.

3.
Defined contribution plans

Obligations for contributions to defined contribution pension plans are recognized as employee benefit expenses in profit or loss during the periods in which employees render services.

(o)
Income Taxes

Income tax expense comprises current and deferred taxes. It is recognized in profit or loss, except to the extent that it relates to a business combination or to items recognized directly in equity or other comprehensive income.

1.
Current tax

Current tax represents the expected tax payable or receivable on the taxable income or losses for the year, along with any adjustments for previous years. It is measured using tax rates enacted or substantively enacted at the reporting date.

2.
Deferred tax

Deferred tax assets and liabilities are recognized for future tax consequences arising from differences between the carrying amounts of existing assets and liabilities in the financial statements and their respective tax bases, as well as from tax loss carryforwards. They are measured using enacted tax rates expected to apply in the period when the temporary differences are realized or settled. Deferred tax assets are assessed at each reporting date and reduced to the extent that it is no longer probable that the related tax benefit will be realized. Any such reduction is reversed when the probability of future taxable profits improves.

3.
Global minimum top-up tax

The Company has determined that the global minimum top-up tax – which it is required to pay under Pillar Two legislation – is an income tax in the scope of IAS 12. The Company has applied a temporary mandatory relief from deferred tax accounting for the impacts of the top-up tax and accounts for it as a current tax when it is incurred.

(p)
Loss Per Ordinary Share

Loss per ordinary share is calculated by dividing the loss attributable to the ordinary shareholders of the Company by the weighted average number of ordinary shares outstanding during the reporting period.

(q)
Operating Segments

An operating segment is a component of the Company that engages in business activities from which it may earn revenues and incur expenses, including transactions with other components of the Company. Operating results, with a focus on operating income by segment, are regularly reviewed by the Company’s chief operating decision maker (CODM) to make decisions regarding the allocation of resources to the segment and to assess its performance.

The Company’s CODM does not review segment asset information. Accordingly, segment asset information is not presented.

(r)
Non-controlling Interests

Non-controlling interests are classified in the consolidated statements of profit or loss as part of profit (loss) for the reporting period and the accumulated amount of non-controlling interests as part of equity in the consolidated statements of financial position. If a change in ownership of a consolidated subsidiary results in loss of control and deconsolidation, any retained ownership interests are remeasured at fair value, and the resulting gain or loss is recognized in profit or loss.

OBOOK HOLDINGS INC. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(s)
Use of Judgments and Estimates

The preparation of the consolidated financial statements in accordance with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised and in any future periods affected.

Information about critical judgments, estimates and assumptions applied in the application of accounting policies that have the most significant impact on the amounts recognized in the consolidated financial statements is disclosed in the following notes:

1.
Impairment of non-financial assets other than goodwill

In evaluating the potential impairment of non-financial assets, other than goodwill, the Company exercises judgment in determining the independent cash flows, useful lives, and expected future revenue and expenses related to the specific asset groups. Changes in these estimates, driven by shifts in economic conditions or alterations in business strategies, could result in significant impairment losses or reversals in future periods.

2.
Recognition of deferred tax assets

Deferred tax assets are recognized to the extent that it is probable that future taxable profits will be available against which the deferred tax assets can be utilized. The assessment of the realizability of deferred tax assets involves significant judgments and estimates by the Company, considering factors such as projected future revenue growth, profitability, sources of taxable income, the utilization of tax credits, and applicable tax planning strategies. Changes in the economic environment, industry trends, or relevant laws and regulations may result in adjustments to the recognized deferred tax assets.

3.
Impairment of goodwill

The assessment of impairment of goodwill requires the Company to exercise significant judgment in determining the appropriate CGUs and allocating goodwill to those CGUs. In estimating the recoverable amount of a CGU, the Company is required to make subjective judgments regarding the discount rate, terminal growth rate, independent cash flows, and expected future revenue and expenses related to the CGU

NOTE 5. Acquisition

On May 1, 2023 (the "acquisition date"), the Company acquired a 52.94% stake in PayNow Inc. ("PayNow") for $628,265 in cash, gaining control of PayNow. Following the acquisition date, PayNow’s assets, liabilities, and results have been consolidated in the Company’s consolidated financial statements. Acquisition-related costs, recognized as expenses when incurred, were insignificant.

On September 15 of the same year, the Company acquired 46.44% stake in PayNow for $1,517,730 in cash. The difference of $1,129,728 between the cash consideration and the carrying amount of the equity interest acquired was recognized in the accumulated deficit.

Through the acquisition of PayNow, the Company aims to collaborate with PayNow to enhance the payment solution and offer a more diverse range of services.

OBOOK HOLDINGS INC. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

The table below summarizes the estimated fair values of the acquired assets and liabilities as of the acquisition date. The acquired assets were valued at estimates of their current fair values based on management’s estimates and consultation with an independent appraiser.

Purchase consideration
Cash paid	$628,265
Fair value of the identifiable assets acquired and liabilities assumed:
Cash and restricted cash	4,278,870
Other financial assets	5,961,325
Current assets, other than cash	135,227
Property, plant and equipment	40,034
Right-of-use assets	137,231
Intangible assets	208,211
Other non-current assets	54,073
Accounts payable	(52,948)
Lease liabilities current	(52,427)
Other current liabilities	(9,803,312)
Lease liabilities non-current	(87,220)
Other non-current liabilities, others	(31,298)
Noncontrolling interest	(446,786)
Total identifiable net assets acquired	340,980
Goodwill	$287,285

Note 6. Cash and Restricted cash

	December 31,	December 31,
	2025	2024
Cash on hand	$11,639	6,641
Bank Deposits	7,482,236	4,504,736
Total cash in the consolidated statement of financial position	7,493,875	4,511,377
Contractually restricted cash	1,860,930	4,210,381
Total cash and restricted cash in the consolidated statement of cash flows	$9,354,805	8,721,758

Contractually restricted cash represents funds collected from PayNow payment processing services through web ATM and convenience store payment methods and deposited into the designated demand deposit accounts. Such cash is subject to contractual restrictions on its use in accordance with agreements with merchants.

Accommodation fees collected on behalf of customers from the Company’s hospitality services are held in the Company’s demand deposit accounts. The Company is not contractually required to maintain these amounts in separate accounts or to restrict the use of the cash for specific purposes.

Refer to Note 20 and Note 21 for disclosures regarding credit risk, currency risk and sensitivity analysis related to the Company’s financial assets and liabilities. As of December 31, 2025 and 2024, no cash was pledged as collateral with banks.

OBOOK HOLDINGS INC. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

Note 7. Accounts Receivable

	December 31,	December 31,
	2025	2024
Accounts receivable	$403,441	299,359
Less: Loss allowance	(2,500)	—
Total	$400,941	299,359

Movements of the loss allowance for accounts receivable

	2025	2024
Balance at the beginning of year	$—	—
Provision	2,500	—
Balance at the end of year	$2,500	—

As of December 31, 2025 and 2024, the Company measured the loss allowance for accounts receivable using the simplified approach under IFRS 9 Financial Instruments, under which lifetime expected credit losses are recognized. The Company’s accounts receivable mainly consisted of amounts due from the credit card companies. An allowance for expected credit losses of $2,500 was recognized for the year ended December 31, 2025. No allowance for expected credit losses was recognized for the year ended December 31, 2024 and 2023.

NOTE 8. Other Financial Assets – Current and Non-current

	December 31,	December 31,
	2025	2024
Restricted cash in the trust account	$7,068,267	5,366,738
Restricted time deposit - current	31,802	30,502
Other financial assets – current	7,100,069	5,397,240
Restricted time deposit - non-current	241,251	183,011
Guarantee deposits paid	433,883	538,335
Other financial assets – non-current	675,134	721,346
Total	$7,775,203	6,118,586

Restricted cash in the trust account represents cash collected from PayNow payment processing services and deposited into a trust account with a financial institution for the exclusive purpose of completing payment transactions. The terms and conditions of the trust agreement restrict the Company from accessing the amounts held in the trust account. Refer to Note 25 for details of pledged assets.

OBOOK HOLDINGS INC. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

Note 9. Property, Plant and Equipment

(a)

	Office equipment	Leasehold improvements	Transportation equipment	Others	Total
Cost:
Balance at January 1, 2025	$385,100	198,263	132,843	260,329	976,535
Additions	48,407	480,765	—	8,888	538,060
Reclassification	—	205,672	—	—	205,672
Disposal	(23,469)	(1,242)	—	(7,330)	(32,041)
Effect of Exchange Rate Movements	16,494	53,550	5,661	63,999	139,704
Balance at December 31, 2025	$426,532	937,008	138,504	325,886	1,827,930
Balance at January 1, 2024	$400,932	470,732	—	248,134	1,119,798
Additions	13,589	66,212	135,286	54,915	270,002
Disposal	(3,487)	(313,278)	—	(22,837)	(339,602)
Effect of Exchange Rate Movements	(25,934)	(25,403)	(2,443)	(19,883)	(73,663)
Balance at December 31, 2024	$385,100	198,263	132,843	260,329	976,535

Accumulated amortization and impairment:
Balance at January 1, 2025	$329,328	124,961	24,354	131,542	610,185
Depreciation	47,465	91,649	27,903	36,650	203,667
Impairment	540	—	—	1,243	1,783
Disposal	(23,469)	(1,242)	—	(7,330)	(32,041)
Effect of Exchange Rate Movements	14,121	44,483	836	58,300	117,740
Balance at December 31, 2025	$367,985	259,851	53,093	220,405	901,334
Balance at January 1, 2024	$301,717	438,623	—	122,816	863,156
Depreciation	51,421	22,187	24,802	37,101	135,511
Impairment	—	—	—	6,183	6,183
Disposal	(3,487)	(313,278)	—	(22,837)	(339,602)
Effect of Exchange Rate Movements	(20,323)	(22,571)	(448)	(11,721)	(55,063)
Balance at December 31, 2024	$329,328	124,961	24,354	131,542	610,185
Carrying amounts:
Balance at December 31, 2025	$58,547	677,157	85,411	105,481	926,596
Balance at December 31, 2024	$55,772	73,302	108,489	128,787	366,350

For the years ended December 31, 2025, 2024 and 2023, the Company recognized impairment losses on property, plant and equipment of $1,783, $6,183 and $4,136, respectively, relating to other equipment that was not in use and was subsequently disposed of with no proceeds.

(b)
Leasing arrangements - lessee
1.
The Company leases various buildings and transportation equipment. Rental contracts are typically entered into for periods ranging from 3 to 5 years. Lease terms are negotiated on an individual basis and contain a wide range of terms and conditions. The lease agreements do not impose any covenants; however, the leased assets may not be used as collateral for borrowing purposes.
2.
The carrying amounts of right-of-use assets and the related depreciation charge were as follows:

	December 31,	December 31,
	2025	2024
Buildings	$3,447,950	4,535,716
Transportation equipment	5,467	20,976
Total	$3,453,417	4,556,692

OBOOK HOLDINGS INC. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

	2025	2024	2023
	Depreciation charge	Depreciation charge	Depreciation charge
Buildings	$1,247,124	1,075,143	710,213
Transportation equipment	16,522	46,972	39,381
Total	$1,263,646	1,122,115	749,594

3.
For the years ended December 31, 2025 and 2024, additions to right-of-use assets amounted to $1,876 and $5,185,668, respectively.
4.
Lease liabilities

	December 31,	December 31,
	2025	2024
Current portion	$1,126,510	1,177,303
Non-current portion	$2,780,453	3,789,208

5.
Additional lease information

	2025	2024	2023
Expenses relating to short-term leases	$9,048	36,364	17,192
Expenses relating to low-value asset leases	$19,592	11,464	9,322
Expenses relating to variable lease payments not included
in the measurement of lease liabilities	$164,278	166,351	168,886

The reconciliation of lease liabilities to cash flows from financing activities was as follows:

	2025	2024
Balance at the beginning of year	$4,966,511	724,154
Change from financing activities:
Payment of lease liabilities	(1,243,628)	(781,844)
Total change from financing activities	(1,243,628)	(781,844)
Other changes:
New lease	—	5,185,668
Interest expense	133,284	72,445
Interest paid	(122,390)	(20,011)
Remeasurements and terminations	(47,739)	(89,091)
Effect of exchange rate movements	220,925	(124,810)
Total liability-related other changes	184,080	5,024,201
Balance at the end of year	$3,906,963	4,966,511

OBOOK HOLDINGS INC. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

Note 10. Intangible Assets (including Goodwill)

		Intangible assets
	Goodwill	Computer Software	Trademark	Customer relationship	Developed technology acquired	Patents	Total
Cost:
Balance at January 1, 2025	$1,472,145	103,540	213,512	107,359	100,852	—	525,263
Additions	—	122,721	—	—	—	6,437	129,158
Disposal	—	(42,377)	—	—	—	—	(42,377)
Effect of Exchange Rate Movements	—	3,332	9,099	—	—	—	12,431
Balance at December 31, 2025	$1,472,145	187,216	222,611	107,359	100,852	6,437	624,475
Balance at January 1, 2024	$1,472,145	68,196	227,976	107,359	100,852	—	504,383
Additions	—	106,078	—	—	—	—	106,078
Disposal	—	(65,931)	—	—	—	—	(65,931)
Effect of Exchange Rate Movements	—	(4,803)	(14,464)	—	—	—	(19,267)
Balance at December 31, 2024	$1,472,145	103,540	213,512	107,359	100,852	—	525,263
Accumulated amortization and impairment:
Balance at January 1, 2025	$1,184,860	31,286	52,660	25,560	24,020	—	133,526
Amortization	—	64,825	12,066	15,336	14,412	54	106,693
Impairment	287,285	1,528	—	—	—	—	1,528
Disposal	—	(42,377)	—	—	—	—	(42,377)
Effect of Exchange Rate Movements	—	1,135	2,156	—	—	—	3,291
Balance at December 31, 2025	$1,472,145	56,397	66,882	40,896	38,432	54	202,661
Balance at January 1, 2024	$1,184,860	57,309	43,959	10,224	9,608	—	121,100
Amortization	—	42,379	11,701	15,336	14,412	—	83,828
Impairment	—	641	—	—	—	—	641
Disposal	—	(65,833)	—	—	—	—	(65,833)
Effect of Exchange Rate Movements	—	(3,210)	(3,000)	—	—	—	(6,210)
Balance at December 31, 2024	$1,184,860	31,286	52,660	25,560	24,020	—	133,526
Carrying value:
Balance at December 31, 2025	$—	130,819	155,729	66,463	62,420	6,383	421,814
Balance at December 31, 2024	$287,285	72,254	160,852	81,799	76,832	—	391,737

(a)
Goodwill allocated to the Company’s cash-generating units is as follows:

	December 31, 2025
	Cost	Accumulated impairment	Book value
Goodwill:
OwlStay Inc.	$1,184,860	(1,184,860)	—
PayNow Inc.	287,285	(287,285)	—
	$1,472,145	(1,472,145)	—

	December 31, 2024
	Cost	Accumulated impairment	Book value
Goodwill:
OwlStay Inc.	$1,184,860	(1,184,860)	—
PayNow Inc.	287,285	—	287,285
	$1,472,145	(1,184,860)	287,285

The Company tests goodwill for impairment annually at the end of the reporting period, or more frequently if indicators of impairment exist. An impairment indicator for the year ended December 31, 2025, arose from lower-than-expected operating results and changes in market conditions affecting the PayNow Inc. cash-generating unit ("CGU").

OBOOK HOLDINGS INC. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

Goodwill arising from the acquisition of PayNow Inc. has been allocated to the PayNow CGU. The recoverable amount of the CGU was determined based on its value in use, calculated using discounted cash flow forecasts derived from financial budgets covering the next five years. As a result, the recoverable amount of the CGU as of December 31, 2025 was estimated at $201 thousand, which was below its carrying amount, and led to the recognition of the impairment loss. Management applied key assumptions in these forecasts, including projected revenue growth, operating costs, and profit margins, based on historical performance, market trends, and management’s strategic plans.

Pre-tax discount rates of 17.3% and 18.6% were applied in the impairment test as of December 31, 2025 and 2024, respectively, to reflect the time value of money and the risk specific to the CGU. A terminal growth rate of 2.0% was used in the impairment test as of December 31, 2025 and 2024, respectively, reflecting the average expected economic growth in Taiwan over the subsequent five-year period. Management reviewed these assumptions based on historical trends and industry benchmarks to ensure they reasonably reflect expected future performance.

As a result of this assessment, the Company recognized an impairment loss on goodwill of $287,285 and nil in its impairment test as of December 31, 2025 and 2024, respectively.

(b)
During the year-end reporting period, the Company performed an impairment assessment of the other intangible assets by estimating their recoverable amounts using fair value less costs of disposal method. For the years ended December 31, 2025, 2024 and 2023, impairment losses of $1,528、$641 and $646 were recognized and presented under other losses, respectively.

NOTE 11. Other Current Liabilities - Receipts under Custody

The breakdown of Receipts under Custody and the corresponding amounts recorded in the related asset accounts are presented below:

	December 31, 2025
	Receipts under custody	Amounts for receipts under custody in relevant asset accounts
		Restricted cash held in trust	Restricted cash	Cash	Accounts Receivable
Payment services	$8,962,538	7,068,267	1,860,930	35,328	—
Hospitality services
Hospitality-related software services	2,694,205	—	—	2,580,541	113,664
Hospitality-related platform services	49,095	—	—	49,095	—
Total	$11,705,838	7,068,267	1,860,930	2,664,964	113,664

	December 31, 2024
	Receipts under custody	Amounts for receipts under custody in relevant asset accounts
		Restricted cash held in trust	Restricted cash	Cash	Accounts Receivable
Payment services	$9,424,479	5,366,738	4,210,381	33,884	—
Hospitality services
Hospitality-related software services	2,411,405	—	—	2,328,264	83,141
Hospitality-related platform services	18,809	—	—	18,809	—
Total	$11,854,693	5,366,738	4,210,381	2,380,957	83,141

Receipts under custody include payments received from PayNow payment processing services and accommodation payments received through the OwlNest PMS and the OwlJourney platform.

OBOOK HOLDINGS INC. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

Note 12. Long-Term Borrowings

	December 31, 2025
	Currency	Rate	Maturity year	Amount
Unsecured bank loans	TWD	2.720%	January 2027	$7,206
Secured bank loans	TWD	2.720%	January 2027	28,823
Other secured loans	TWD	6.50%	September 2026	799,014
Less: current portion				(832,233)
Total				$2,810
Unused long-term credit lines				—

	December 31, 2024
	Currency	Rate	Maturity year	Amount
Unsecured bank loans	TWD	2.595%~2.720%	January 2027	$13,112
Secured bank loans	TWD	2.595%~2.720%	January 2027	52,451
Other secured loans	TWD	6.50%	September 2026	1,068,324
Less: current portion				(332,974)
Total				$800,913
Unused long-term credit lines				—

The bank loans were guaranteed by the Small and Medium Enterprise Credit Guarantee Fund of Taiwan.

The key management of the Company pledged real estate as collateral for the long-term borrowings.

The reconciliation of borrowings to cash flows from financing activities was as follows:

	2025	2024
Balance at the beginning of year	$1,133,887	861,078
Change from financing activities:
Proceeds from borrowings	—	1,186,709
Repayments of borrowings	(349,698)	(831,391)
Effect of Exchange Rate Movements	50,854	(82,509)
Total changes from financing activities	(298,844)	272,809
Balance at the end of year	$835,043	1,133,887

Note 13. Employee Benefits

The Company operates in Taiwan (R.O.C.), where it contributes 6% of each employee’s monthly wages to the labor pension personal accounts maintained with the Bureau of Labor Insurance in accordance with the Labor Pension Act. Under these defined contribution plans, the Company has no further legal or constructive obligations beyond making fixed contributions.

Pension costs arising from contributions to the Bureau of Labor Insurance amounted to $256,815, $245,471 and $248,684 for the years ended December 31, 2025, 2024 and 2023, respectively.

Note 14. Non-current Financial Liabilities at Fair Value Through Profit or Loss

The Company entered into SAFE agreements with certain investors in 2022, 2023, and 2025 in various aggregate principal amounts. In 2025, the Company entered into several SAFE agreements with total proceeds of $2,550,000. For the year ended December 31, 2024, $100,000 was settled in cash under the SAFE agreements.

The SAFE agreements entered into in 2025 with an aggregate principal amount of $2,550,000, provided that, upon the public listing of the Company’s Class A Common Shares on a securities exchange, the SAFE purchasers would, at their discretion, either (i) receive cash equal to the SAFE purchase amount plus accrued simple interest at a rate of 5% per annum, or (ii) convert the SAFE

OBOOK HOLDINGS INC. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

purchase amount into a number of Class A Common Shares immediately following such public listing, determined by dividing the SAFE purchase amount by the opening trading price of the Class A Common Shares on the principal securities exchange on the listing date, without any discount.

Pursuant to the 2023 SAFE agreements, in the event of an equity financing (as defined in the agreement), the SAFE principal automatically converts into a number of shares equal to the initial investment amount divided by the discount price, defined as the lowest price per share of the shares sold in the equity financing multiplied by a discount rate of 75%. In the event of a liquidity event (as defined in the agreement), the investor will automatically be entitled to either (i) receive a portion of proceeds equal to the initial investment amount plus interest at a simple rate of 5% per annum, or (ii) receive a number of shares equal to the initial investment amount divided by the liquidity price (the fair market value of the shares at the time of the liquidity event multiplied by the discount rate of 75%).

Pursuant to the 2022 SAFE agreements, in the event of an equity financing, the SAFE principal will convert into a number of shares equal to the initial investment amount divided by the discount price, or the investor may elect to receive a portion of proceeds equal to the initial investment amount plus interest at a simple rate of 2% per annum (the "cash-out amount"). In the event of a liquidity event, the investor will be entitled to (i) receive the cash-out amount, or (ii) receive a number of shares equal to the initial investment amount divided by the liquidity price (the fair market value at the time of the liquidity event multiplied by the discount rate of 75%). If no such events occur within three years following the effective date of the agreement, the investor will be entitled to receive the cash-out amount.

In accordance with IAS 32 Financial Instruments: Presentation, the SAFE agreements were classified as financial liabilities because the Company did not have an unconditional right to avoid delivering cash or another financial asset. The SAFE liabilities were measured at fair value through profit or loss in accordance with IFRS 9 Financial Instruments, with changes in fair value recognized in profit or loss.

Following the Company’s public listing on October 16, 2025, the SAFE purchasers elected to receive cash settlement. Accordingly, the SAFE liabilities, including accrued interest at a simple annual rate of 5%, were reclassified to other payables on the listing date, with a fair value of $2,626,212 based on principal plus accrued interest. As of December 31, 2025, $1,905,291 was recorded in other payables, and $620,921 was recorded in other payables – related parties, which remained unpaid.

As of June 6, 2024, the Company completed a fundraising with aggregate gross proceeds exceeding US$10 million, thereby satisfying the equity financing event criteria defined in the applicable SAFE agreements. Pursuant to agreements with investors under the 2022 and 2023 SAFE agreements, principal amount of US$1.4 million was converted into 285,861 shares of Class A Common Shares at a conversion price of US$4.8975 per share. On the conversion date, the fair value of the related SAFE liabilities, based on a valuation performed by an independent third-party valuation specialist, was $1,866,666.

The outstanding balance of SAFE liabilities was nil as of December 31, 2025 and 2024. The Company recognized losses from changes in the fair value of financial liabilities measured at fair value through profit or loss of $76,212, $259,418 and $143,693 for the years ended December 31, 2025, 2024 and 2023, respectively.

Note 15. Preference Share Liabilities

	December 31, 2025	December 31, 2024
Preference share liabilities	$—	1,976,365
Less: current portion	—	(406,366)
Non-current preference share liabilities	$—	1,569,999

OBOOK HOLDINGS INC. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

The Company has issued a total of 1,000,000 preferred shares ("Class A Preferred Shares"), with a par value of US$0.001, subscribed by the National Development Fund Management Committee of the Executive Yuan (the "Investor"), which was approved by a resolution of the shareholders’ meeting on June 8, 2020. The subscription price for Class A Preferred Shares was New Taiwan Dollar (NT$) 60 per share (approximately $2.03), with a total investment amount of NT$60,000,000 (approximately $2,031,832), and the share registration procedures have been completed in accordance with applicable laws and regulations. The rights and obligations of the Company issuing Class A Preferred Shares are summarized as follows:

(a)
Except for matters concerning the rights of holders of Class A Preferred Shares and at meetings of Class A Preferred Shares shareholders, holders of Class A Preferred Shares do not have voting rights, including the rights to elect Directors or Supervisors.
(b)
Other than as stipulated below, the holders of Class A Preferred Shares are not entitled to distributions of earnings and reserves.
(c)
Holders of the Class A Preferred Shares are entitled to receive a dividend at the rate of 1.5% per annum of the subscription price paid for each share in cash each year. Following approval of the financial statements at the annual general meeting of shareholders, the Board of Directors determines the ex-dividend date, upon which dividends on Class A Preferred Shares are paid or accrued for distribution. Dividends for each fiscal year are calculated from the issuance date of the shares and distributed based on the actual number of days in that fiscal year. The issuance day is defined as the capital increase reference date for Class A Preferred Shares. If the Company has a surplus for the fiscal year, after deducting taxes and other statutory obligations in accordance with the law, offsetting any losses and appropriating 10% of the remaining amount to legal reserve, the remaining profits from the fiscal year, along with any accumulated undistributed profits from prior years, are prioritized for the distribution to the holders of Class A Preferred Shares. In the event of insufficient profits or no profits for distribution to the holders of Class A Preferred Shares, any dividends that can be distributed should still be prioritized for the holders of Class A Preferred Shares. Any undistributed dividends due to insufficient profits should be carried forward and made up for in subsequent profitable years or handled in accordance with the redemption terms of Class A Preferred Shares mentioned in point (d).
(d)
Based on the Subscription Agreement signed in 2020, the issuance period of Class A Preferred Shares was two years. Upon maturity, the Company should fully redeem the Class A Preferred Shares in cash, including the total subscription amount and any accrued but unpaid dividends for the two-year issuance period. Alternatively, the Company may opt for early redemption before maturity. In such cases, the redemption amount shall consist of the total subscription amount along with the accrued but unpaid dividends, calculated proportionally based on the actual issuance period relative to the two-year term.
(e)
The first extension:

According to the Notice from the Investor dated November 8, 2021, the issuance period of Class A Preferred Shares was extended by one year until July 22, 2023, and the dividends during the extension period were calculated based on the original agreed annual interest rate of 1.5%.

(f)
The second extension:

On July 21, 2023, the Subscription Agreement was amended based on the resolution passed at the Investor’s 103rd meeting, whereby the issuance period of Class A Preferred Shares was extended for an additional year until July 22, 2024. Dividends during the extension period continued to accrue at the agreed annual interest rate of 1.5%. Additionally, the Company shall pay dividends to the Investor for the original issuance two-year issuance period and the preceding year (three years in total) before July 22, 2023. Upon the expiration of the latest extended issuance period on July 21, 2024, the Company shall gradually redeem the Class A Preferred Shares and pay the corresponding dividends over a five-year period through quarterly installments.

(g)
In the event of liquidation or winding-up of the Company, each Class A Preferred Share shall be entitled to receive an amount equal to one hundred percent (100%) of the original subscription price plus all unpaid dividends, prior to any distributions to holders of other classes of shares. However, the total payment received by each Class A Preferred Share upon liquidation or winding-up of the Company shall not exceed one hundred percent (100%) of the original subscription price of each Class A Preferred Share, plus all unpaid dividends.
(h)
Class A Preferred Shares are not convertible into any other shares of the Company.

OBOOK HOLDINGS INC. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(i)
If the Company completes a public listing or is required to redeem Class A Preferred Shares due to a violation of the Class A Preferred Shares Purchase Agreement, the Company shall immediately redeem all Class A Preferred Shares prior to the maturity date as specified in point (f).
(j)
If the Company fails to redeem Class A Preferred Shares in whole or in part at the maturity date or prior to the maturity date due to force majeure or other circumstances attributable to the Company, the rights associated with the unredeemed Class A Preferred Shares shall remain in effect until redemption. Furthermore, the following provisions shall apply: (i) the dividend rate of Class A Preferred Shares shall remain unchanged during the period in which redemption is delayed; and (ii) the rights of the remaining outstanding Class A Preferred Shares shall not be adversely affected by the delay in redemption.

On February 7, 2025, the Company received confirmation from the Investor consenting to the early redemption of the Class A Preferred Shares within two months following the Company’s public listing. The Company completed its public listing on October 16, 2025, and fully redeemed the Class A Preferred Shares on November 28, 2025.

The Company recognized interest expenses of $32,557, $41,109 and $42,381 for the years ended December 31, 2025, 2024 and 2023, respectively.

NOTE 16. Equity

(a)
Share Capital

	December 31,	December 31,
	2025	2024
Number of shares authorized	200,000,000	200,000,000
Share capital authorized	$200,000	200,000
Class A Common Shares	37,899,671	12,000,455
Class B Common Shares	50,508,000	68,865,296
Number of shares issued and fully paid	88,407,671	80,865,751
Share capital issued	$88,408	80,866

The Company’s issued share capital consists of Class A Common Shares and Class B Common Shares, each with a par value of $0.001. Each Class A Common Share carries one vote, while each Class B Common Share carries ten votes. All other rights of the two classes of common shares are identical. Each Class B Common Share is convertible into one Class A Common Share. However, Class A Common Shares are not convertible into any other class of shares. In addition, each Class B Common Share shall automatically be converted into one Class A Common Share upon transfer.

During 2025, the Company entered into several share purchase agreements ("SPAs"), raising a total investment amount of $16,569,700. The statutory registration procedures were completed by September 2, 2025. The 2025 registration included $2,000,000 of investment proceeds received in 2024 in connection with the 2024 capital raising. With the approval of the Board of Directors, 1,960,970 Class A Common Shares were issued, each with a par value of $0.001.

On August 8, 2025, the Company granted employee restricted share units ("RSUs") and restricted share awards ("RSAs") totaling 5,550,950 shares, each with a par value of $0.001. The issuance was approved by the relevant authority, and the statutory registration procedures were completed by September 2, 2025. See Note 19 for further information on the RSUs and RSAs.

On November 6, 2025, the Company issued 30,000 Class A Common Shares to settle accrued service fees. The related statutory registration procedure was duly completed.

On November 26, 2025, the Board of Directors approved the repurchase of treasury shares. As of December 31, 2025, the Company had repurchased 15,855 shares. See Note 16(e) for further information.

During 2024, the Company entered into several SPAs, raising a total investment amount of $9,120,000. The statutory registration for an investment amount of $7,120,000 was completed on November 19, 2024. The same registration also included (i) an investment of $100,000 under the 2023 SPA, (ii) a principal amount of $1,400,000 converted under the SAFE agreements, and (iii)

OBOOK HOLDINGS INC. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

$86,059 from the 2021 ESOP plan share subscription that had not yet been registered. With the approval of the Board of Directors, 1,410,045 Class A Common Shares were issued, each with a par value of $0.001. An investment amount of $2,000,000 received in the second half of 2024 was recorded as capital collected in advance as of December 31, 2024, as the relevant statutory registration procedures had not yet been completed as of that date.

(b)
Capital Surplus

	December 31,	December 31,
	2025	2024
Additional paid-in capital	$76,746,114	49,926,656
Donation from shareholders	810,000	810,000
Employee share options	941,697	941,697
Employee restricted shares	51,958,250	—
Total	$130,456,061	51,678,353

(c)
Retained Earnings and Earnings Distribution

In accordance with the Company’s Articles of Incorporation, the distribution of earnings is governed as follows:

1.
Subject to the Companies Act (As Revised) of the Cayman Islands (the "Act"), the payment of dividends is at the sole discretion of the Board of Directors. The Directors may, from time to time, declare and pay interim dividends to the shareholders, provided that such dividends are justified by the profits of the Company. Dividends shall only be paid out of profits, the share premium account or in any other manner permitted by the Act.
2.
Before recommending any dividend, the Directors may set aside from the Company’s profits such amount as they deem appropriate as reserves, which, at their discretion, may be applicable for meeting contingencies, equalizing dividends, or for any other purpose to which the Company’s profits may properly be applied. Pending such application, the Directors may, at their discretion, either employ the funds in the Company’s business or invest them in such investments (other than the Company’s shares) as they may deem fit. The Directors may also, without allocating such funds to reserves, carry forward any profits they consider prudent not to distribute.
(d)
Other Equity

	Exchange differences on translation of foreign financial statements	Unearned share- based compensation
Balance at January 1, 2025	$2,555,649	—
Exchange differences on foreign currency	(841,495)	—
Issuance of restricted shares	—	(58,608,903)
Share-based payment expenses recognized	—	15,345,009
Balance at December 31, 2025	$1,714,154	(43,263,894)
Balance at January 1, 2024	$1,233,711	—
Exchange differences on foreign currency	1,321,938	—
Balance at December 31, 2024	$2,555,649	—
Balance at January 1, 2023	$1,286,954	—
Exchange differences on foreign currency	(53,243)	—
Balance at December 31, 2023	$1,233,711	—

(e)
Treasury share

On November 6, 2025, the Board of Directors approved a share repurchase program authorizing the Company to repurchase up to $10,000,000 of its common shares. The repurchase program is to be executed over a period of nine months from the date of the resolution.

OBOOK HOLDINGS INC. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2025, the Company had repurchased a total of 15,855 shares under the program, for an aggregate cost of $104,515.

(f)
Non-controlling Interest

	2025	2024	2023
Balance at the beginning of year	$3,462	5,988	—
Equity attributable to non-controlling interests
Loss for the year	(5,741)	(2,372)	(32,664)
Other comprehensive income during the year	53	(154)	4
Acquisition of non-controlling interest	—	—	446,786
Purchase of subsidiaries shares from non-controlling interest	—	—	(388,002)
Declaration of cash dividends	—	—	(20,136)
Share-based payment expenses recognized	3,120	—	—
Total	$894	3,462	5,988

NOTE 17. Income Taxes

The Company is incorporated in the Cayman Islands, where no income tax is imposed. Accordingly, the Company is not subject to income tax in the Cayman Islands. The Company’s taxable income primarily arises from its operations in Taiwan (R.O.C.), where the statutory income tax is 20%. The Company’s foreign subsidiaries calculate income taxes in accordance with the respective tax laws and regulations of the jurisdictions in which they operate.

(a)
Income tax expense (benefit) recognized in profit or loss

Income tax expense (benefit) consisted of the following:

	2025	2024	2023
Loss before income tax	$(31,851,635)	(10,274,896)	(6,787,967)
Income tax calculated based on local statutory rate	$(4,626,391)	(1,653,392)	(1,175,582)
Change in unrecognized temporary differences	(187,397)	200,152	(15,176)
Current-year losses for which no deferred tax assets were recognized	1,836,336	1,367,559	1,168,802
Non-deductible expenses	3,011,887	92,448	15,227
Other	(27,476)	(9,383)	—
Income tax expense (benefit)	$6,959	(2,616)	(6,729)

(b)
Unrecognized deferred tax assets

Deferred tax assets have not been recognized in respect of the following items.

	December 31, 2025	December 31, 2024
Tax effect of deductible temporary differences	$153,855	326,000
Unused tax loss carryforward	10,670,973	8,045,683
Total	$10,824,828	8,371,683

The Income Tax Act of Taiwan (R.O.C.) and Japan allow net losses, as determined by the respective tax authorities, to offset taxable income for up to ten years for local tax reporting purposes. In contrast, tax losses in Hong Kong can be carried forward indefinitely. In the United States, federal tax losses can be carried forward indefinitely, while state tax losses will expire within a range of 10 to 20 years.

OBOOK HOLDINGS INC. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

Deferred tax assets have not been recognized for these items, as it is not probable that future taxable profits will be available against which the deductible temporary differences can be utilized. As of December 31, 2025, the expiration periods for the aforementioned unused loss carryforwards for statutory tax purposes were as follows:

Jurisdiction	Unused tax loss	Expiration Year
Taiwan	$42,268,842	2026~2035
Japan	1,177,160	2026~2035
Hong Kong	411,560	Indefinite Period
United States	4,806,453	2036~Indefinite Period

As of December 31, 2025, the Company’s profitability trend had not yet stabilized. Accordingly, the remaining $10,670,973of tax loss carryforwards were not recognized as deferred tax assets, as it is not probable that sufficient taxable profits will be available to utilize such losses.

(c)
Assessments by the tax authorities

The Company’s primary taxing jurisdiction is Taiwan. The income tax returns of the Taiwan subsidiaries have been examined by the Taiwan (R.O.C.) tax authorities through 2023 or 2024, depending on the respective entity. Income tax returns of Taiwanese entities are routinely examined by the tax authorities, and it is possible that future examinations could result in adjustments to the Company’s tax positions. However, management is currently unable to estimate the range of any potential adjustments as of December 31, 2025.

(d)
Global minimum top-up tax

The Company is subject to the global minimum top-up tax under Pillar Two tax legislation. The Company operates in Japan, Malaysia, Hong Kong, Thailand, Singapore and Poland, which has enacted new legislation to implement the global minimum top-up tax. For the year ended December 31, 2025, no current tax expense related to the top-up tax was recognized.

NOTE 18. Loss Per Share

Basic and diluted loss per share is computed as follows：

	2025	2024	2023
Net loss available to common shareholders of the parent	$(31,852,853)	(10,269,908)	(6,748,574)
Weighted average number of common shares :
Issued ordinary shares at January 1	80,865,751	78,079,203	78,079,203
Effect of shares issued	1,452,652	2,399,715	—
Effect of shares of capital collected in advance	—	13,717	906,020
Effect of shares canceled	—	(240,437)	—
Effect of shares converted from SAFE agreements	—	163,238	—
Effect of treasury share	(43)	—	—
Weighted average number of ordinary shares outstanding used in the computation of basic loss per share	82,318,360	80,415,436	78,985,223
Basic and diluted loss per share	$(0.39)	(0.13)	(0.09)

As of December 31, 2025, unvested restricted shares were excluded from the calculation of diluted loss per share, as the inclusion of the potential common shares would have been anti-dilutive for the year.

NOTE 19. Share-Based Payment Arrangements

(a)
Share-Based Payment – Restricted Share Units and Restricted Share Awards

Pursuant to the OBOOK Holdings Inc. 2021 Share Incentive Plan (the "Plan"), the Company grants Restricted Share Units ("RSUs") and Restricted Share Awards ("RSAs") to eligible employees.

OBOOK HOLDINGS INC. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

Each RSU represents the right to receive one Class A Common Share of the Company upon vesting, subject to the terms and conditions of the respective award agreement.

RSAs represent Class A Common Shares issued to employees on the grant date. Such shares remain subject to service-based vesting conditions, transfer restrictions, and repurchase provisions. Although the shares are issued on the grant date, the employees’ rights to retain such shares remain subject to forfeiture until the applicable vesting conditions are satisfied.

The RSUs vest over a four-year service period, subject to the grantee’s continuous employment through each applicable vesting date. The RSAs vest over a five-year service period, with vesting occurring at 5%, 5%, 20%, 30%, and 40% over the respective service years, subject to continuous employment.

Unvested RSUs and RSAs are forfeited immediately upon termination of employment, except as otherwise determined by the Board of Directors. The awards do not confer voting rights prior to vesting. With respect to RSAs, although the shares are issued on the grant date, the grantee waives voting rights and grants an irrevocable proxy to the Board or its designated representative until the shares become fully vested.

(1)
The RSUs and RSAs for the year ended December 31, 2025 were as follows:

	2025
	Number of RSUs	Number of RSAs
Balance at January 1	—	—
Granted	1,361,279	5,011,898
Vested	(555,019)	(262,095)
Forfeited	—	—
Balance at December 31	806,260	4,749,803

Total unrecognized compensation cost related to unvested RSUs and RSAs amounted to $43,263,894 and is expected to be recognized over a weighted-average remaining vesting period of approximately 2.5 years.

(2)
Share-Based Compensation Expense

Total share-based compensation expense recognized for the year ended December 31, 2025 was recognized in the following line items:

2025
Cost of revenue	$918,546
Marketing and sales expenses	1,600,088
General and administrative expenses	8,531,818
Research and development expenses	4,294,557
Total	$15,345,009

The grant-date fair value of RSUs and RSAs is determined based on a valuation performed by an independent third-party valuation firm of the Company’s ordinary shares on the grant date, which determined the fair value to be $9.91 per share. Compensation cost is recognized on a straight-line basis over the requisite service period, based on the number of awards expected to vest.

The Company may withhold shares with a fair value equal to the minimum statutory withholding tax requirements upon vesting.

OBOOK HOLDINGS INC. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(3)
RSUs Granted for Non-Employee Services

During the year ended December 31, 2025, a portion of RSUs totaling 146,488 shares (representing $1,464,880) was granted to non-employee service providers as compensation for services rendered. These RSUs were fully vested at the grant date and the related share-based compensation expense was recognized immediately in full. The RSUs are measured at the fair value of the services received.

(b)
Share-Based Payment – Equity-Settled Transactions

During the year ended December 31, 2025, the Company issued 30,000 shares of Class A Common Shares with a fair value of $10 (representing $300,000) as compensation for services rendered.

NOTE 20. Financial Instruments

(a)
Categories of financial instruments
1.
Financial assets

	December 31,	December 31,
	2025	2024
Measured at amortized cost:
Cash and restricted cash	$9,354,805	8,721,758
Accounts receivable	400,941	299,359
Other receivables	47,070	51,834
Other financial assets (including current and non- current)	7,775,203	6,118,586
Total	$17,578,019	15,191,537

2.
Financial liabilities

	December 31,	December 31,
	2025	2024
Non derivative financial liabilities:
Accounts payable	$1,851,494	1,687,449
Other payables	3,711,946	2,053,402
Other payables to related parties	2,465,324	1,723,390
Long-term borrowings (including current portion)	835,043	1,133,887
Preference share liabilities (including current portion)	—	1,976,365
Guarantee deposits received (classified under other non- current liabilities)	69,172	72,768
Other payables (classified under other non-current liabilities)	103,688	127,114
Total	$9,036,667	8,774,375

OBOOK HOLDINGS INC. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(b)
Liquidity risk

The table below presents the maturity profile of the Company’s financial liabilities, including principal and estimated interest payments.

	Carrying amount	Contractual cash flows	Within 1 year	1-5 years	Over 5 years
December 31, 2025
Non derivative financial liabilities
Accounts payable	$1,851,494	1,851,494	1,851,494	—	—
Other payables	3,711,946	3,711,946	3,711,946	—	—
Other payables to related parties	2,465,324	2,465,324	2,465,324	—	—
Lease liabilities (including current portion)	3,906,963	4,104,030	1,221,218	2,882,812	—
Long-term borrowings (including current portion)	835,043	869,336	866,520	2,816	—
Guarantee deposits received	69,172	69,172	69,172	—	—
Other non-current liabilities, others	103,688	103,688	—	103,688	—
Total	$12,943,630	13,174,990	10,185,674	2,989,316	—

	Carrying amount	Contractual cash flows	Within 1 year	1-5 years	Over 5 years
December 31, 2024
Non derivative financial liabilities
Accounts payable	$1,687,449	1,687,449	1,687,449	—	—
Other payables	2,053,402	2,053,402	2,053,402	—	—
Other payables to related parties	1,723,390	1,723,390	1,723,390	—	—
Lease liabilities (including current portion)	4,966,511	5,284,874	1,304,676	3,980,198	—
Long-term borrowings (including current portion)	1,133,887	1,228,579	394,775	833,804	—
Preference share liabilities (including current portion)	1,976,365	2,069,929	436,844	1,633,085	—
Guarantee deposits received	72,768	72,768	—	72,768	—
Other non-current liabilities, others	127,114	127,114	—	107,271	19,843
Total	$13,740,886	14,247,505	7,600,536	6,627,126	19,843

The Company does not expect the cash flows included in the maturity analysis to occur materially earlier or in significantly different amounts.

(c)
Currency risk
1.
Exposure to foreign currency risk

The Company’s significant exposure to foreign currency risk is as follows:

	December 31, 2025			December 31, 2024
	Foreign currency	Exchange rate	USD	Foreign currency	Exchange rate	USD
Financial assets
Monetary items
USD	$647,190	TWD/USD= 31.445	647,190	490,113	TWD/USD= 32.785	490,113
JPY	28,719,729	USD/JPY= 156.36	183,671	24,714,231	USD/JPY= 156.42	158,002
Financial liabilities
Monetary items
USD	$17,420,745	TWD/USD= 31.445	17,420,745	17,787,300	TWD/USD= 32.785	17,787,300

2.
Sensitivity analysis

The Company’s exposure to foreign currency risk arises primarily from cash, accounts receivable, other receivables, accounts payable and other payables that are denominated in foreign currency.

OBOOK HOLDINGS INC. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

If the USD had strengthened or weakened by 5% against the JPY and TWD, the Company’s net loss would have increased or decreased by $829,494 and $856,959 for the years ended December 31, 2025 and 2024, respectively.

3.
Foreign exchange gain and loss on monetary items

Since the Company operates with multiple functional currencies, foreign exchange gains and losses on monetary items are disclosed by their total amount. For the years ended December 31, 2025 and 2024, foreign exchange gain (loss) (including realized and unrealized portions) amounted to $829,067 and $(1,046,680), respectively.

(d)
Interest rate risk

The following sensitivity analysis is based on the Company’s exposure to the interest rate risk from non-derivative financial instruments as of the reporting date. For assets with variable interest rates, the analysis assumes that the outstanding amount at the reporting date remains unchanged throughout the year. The rate of change represents management’s assessment of reasonably possible changes in interest rates.

If interest rate had increased or decreased by 0.25%, the Company’s net loss for the years ended December 31, 2025 and 2024 would have increased or decreased by $90 and $164, respectively, with all other factors held constant. This is mainly due to the Company’s borrowing at variable rates.

(e)
Fair value information
1.
Fair value of financial instruments that are not measured at fair value

The Company considers that the carrying amounts of financial instruments measured at amortized cost, including accounts payable and other payables, approximate their fair values due to their short-term maturities.

The fair value of long-term borrowings and preference share liabilities is determined by calculating the present value of future cash flows, discounted using interest rates applicable to new borrowings with similar maturities to those of the existing long-term borrowings.

2.
Fair value of financial instruments that are measured at fair value

Fair value measurements are classified into Levels 1 to 3 based on the degree of observability of the inputs used:

•
Level 1 quoted prices (unadjusted) in active markets for identical assets or liabilities that the entity can access at the measurement date;
•
Level 2 inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices); and
•
Level 3 inputs for the asset or liability that are not based on observable market data (unobservable inputs), which are developed using valuation techniques.
i.
Fair value hierarchy

		December 31, 2025
		Fair Value
	Book Value	Level 1	Level 2	Level 3	Total
Financial liabilities not measured at fair value
Long-term borrowings	$835,043	—	864,692	—	864,692
Total	$835,043	—	864,692	—	864,692

OBOOK HOLDINGS INC. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

		December 31, 2024
		Fair Value
	Book Value	Level 1	Level 2	Level 3	Total
Financial liabilities not measured at fair value
Long-term borrowings	$1,133,887	—	1,165,924	—	1,165,924
Preference share liabilities (including current portion)	1,976,365	—	1,952,034	—	1,952,034
Total	$3,110,252	—	3,117,958	—	3,117,958

ii.
Valuation techniques and assumptions used in fair value measurement

The fair values of financial instruments that are not traded in active markets are determined using appropriate valuation techniques, primarily the market approach. These valuation techniques maximize the use of observable inputs and rely on unobservable inputs when observable inputs are not available. Unobservable inputs used in the valuation are classified as Level 3 inputs in the fair value hierarchy.

iii.
Reconciliation of Level 3 fair value measurements

The financial liabilities measured at Level 3 fair value arise from SAFE agreements, which are classified as financial liabilities at fair value through profit or loss. The reconciliation of the opening balances to the closing balances for Level 3 fair value measurements for the years ended December 31, 2025 and 2024 is presented as follows:

	2025	2024
Balance at the beginning of year	$—	1,707,248
Issuance	2,550,000	—
Losses recognized in profit or loss	76,212	259,418
Settlement	(2,626,212)	(100,000)
Conversion	—	(1,866,666)
Balance at the end of year	$—	—

iv.
Transfer between levels of the fair value hierarchy

There were no transfers between level 1, level 2 and level 3 for the years ended December 31, 2025 and 2024.

NOTE 21. Financial Risk Management

Risk management framework

The Company’s risk management policies are designed to identify, analyze and assess the risks faced by the Company. These policies aim to evaluate the potential impact of such risks and implement measures to mitigate them. The Company’s Board of Directors oversees the monitoring of compliance with the Company’s risk management policies and procedures and reviews the adequacy of the risk management framework in relation to the risks faced by the Company.

(a)
Credit risk management

Credit risk refers to the risk that a counterparty may fail to fulfill its contractual obligations, potentially causing financial losses to the Company. The Company is exposed to credit risk through its operating activities, primarily accounts receivable, as well as through its investing activities, which primarily involve financial instruments with banks.

Accounts and other receivables

OBOOK HOLDINGS INC. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

The Company has implemented a credit policy that includes conducting a credit assessment for each new customer before offering the Company’s standard payment and delivery terms and conditions. Purchase limits are established for each customer, representing the maximum open amount without requiring additional approval. These limits are reviewed on a quarterly basis.

The movements in the allowance for expected credit losses related to accounts and other receivables for the year ended December 31, 2025, were as follows:

	2025
	Account receivables	Other receivables
Balance at the beginning of year	$—	—
Additions	2,673	221,750
Bad debts written off	(173)	(75,748)
Effect of Exchange Rate Movements	—	(1,058)
Balance at the end of year	$2,500	144,944

The allowance for expected credit losses on other receivables primarily relates to penalties paid on behalf of customers, for which recovery is uncertain due to their liquidity constraints. The allowance for accounts receivable relates to certain customers with whom the Company has been unable to establish contact, and for whom collectability is considered uncertain.

No allowance for expected credit losses was recognized as of December 31, 2024

(b)
Liquidity risk management

The objective of liquidity risk management is to ensure that the Company has sufficient liquidity to meet its business requirements for existing operations over the next 12 months. The Company manages liquidity risk by maintaining adequate working capital.

As of December 31, 2025, the Company’s working capital, along with investments from strategic investors through private offerings, is sufficient to meet all of its contractual obligations. Therefore, management believes that the liquidity risk, arising from an inability to obtain sufficient financing to meet contractual obligations, has been maintained at an acceptable level.

(c)
Market risk management

The Company is exposed to the financial market risks, primarily changes in foreign currency exchange rates and interest rates. The objective of market risk management is to manage and control these exposures within acceptable parameters.

The Company’s policy is not to engage in derivative financial instruments for speculative purposes of profit generation and strives to achieve neutrality in its exposure to interest rate and foreign currency fluctuations.

NOTE 22. Capital Management

The Company’s objectives in managing capital are to ensure its capacity to continue as a going concern, provide returns to shareholders, maintain the interests of other related parties, and maintain an optimal capital structure to minimize the cost of capital.

In order to maintain or adjust the capital structure, the Company may adjust the dividend payments to the shareholders, return capital to shareholders, issue new shares, or sell assets to settle liabilities. There were no changes to the Company’s approach to capital management during the year ended December 31, 2025. Neither the Company nor its subsidiaries are subject to externally imposed capital requirements.

	December 31, 2025	December 31, 2024
Total liabilities	$26,729,456	27,615,246
Less: cash and restricted cash	(9,354,805)	(8,721,758)
Net debt	$17,374,651	18,893,488
Equity attributable to owners of the parent	(3,578,669)	(4,298,042)

OBOOK HOLDINGS INC. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

NOTE 23. Cash Flow Information

(a)
Non-cash transactions

	For the year ended December 31
	2025	2024	2023
Decrease other receivables due from related parties	$—	17,311	—
Write off other payables from related parties-operating activities	—	(782)	—
Write off other payables from related parties-financing activities	—	16,529	—
Additions of property, plant and equipment	538,060	270,002	—
Change in other payables	—	(118,038)	—
Payments for acquisition of property, plant and equipment	$538,060	151,964	—

(b)
Reconciliation of liabilities arising from financing activities was as follows:

		Cash flows		Non-cash flows
	January 1, 2025	Increase	Decrease	Change in other payables (including related party)	Payments from trust funds	Changes in lease payments/ loan installments	Fair value changes	Converted into share capital	Foreign exchange movement	Others	December 31, 2025
Long-term borrowings liabilities	$1,133,887	—	(349,698)	—	—	—	—	—	50,854	—	835,043
Other payables (installment payables)	102,292	—	(16,129)	—	—	—	—	—	4,476	—	90,639
Other payables from related parties	1,713,058	—	(122,951)	826,640	—	—	—	—	—	46,258	2,463,005
Guarantee deposits received	72,768	13,019	(19,765)	—	—	—	—	—	3,149	—	69,171
Other current liabilities – receipts under custody	11,854,693	—	(1,851,684)	—	1,702,829	—	—	—	—	—	11,705,838
Preference share liabilities	1,976,365	—	(1,930,240)	—	—	—	—	—	—	(46,125)	—
Non-current financial liabilities at fair value through profit or loss	—	2,550,000	—	(2,626,212)	—	—	76,212	—	—	—	—
Lease liabilities	4,966,511	—	(1,243,628)	—	—	(47,739)	—	—	220,925	10,894	3,906,963
Total liabilities from financing activities	$21,819,574	2,563,019	(5,534,095)	(1,799,572)	1,702,829	(47,739)	76,212	—	279,404	11,027	19,070,659

		Cash flows		Non-cash flows
	January 1, 2024	Increase	Decrease	Write off other receivables from related parties	Payments from trust funds	Changes in lease payments/ loan installments	Fair value changes	Converted into share capital	Foreign exchange movement	Others	December 31, 2024
Long-term borrowings liabilities	$861,078	1,186,709	(831,391)	—	—	—	—	—	(82,509)	—	1,133,887
Other payables (installment payables)	—	—	(13,865)	—	—	118,038	—	—	(1,881)	—	102,292
Other payables from related parties	1,946,065	—	(216,478)	(16,529)	—	—	—	—	—	—	1,713,058
Guarantee deposits received	50,458	35,801	(9,557)	—	—	—	—	—	(3,934)	—	72,768
Other current liabilities – receipts under custody	10,404,218	923,093	—	—	527,382	—	—	—	—	—	11,854,693
Preference share liabilities	2,067,326	—	(101,592)	—	—	—	—	—	—	10,631	1,976,365
Non-current financial liabilities at fair value through profit or loss	1,707,248	—	(100,000)	—	—	—	259,418	(1,866,666)	—	—	—
Lease liabilities	724,154	—	(781,844)	—	—	5,096,577	—	—	(124,810)	52,434	4,966,511
Total liabilities from financing activities	$17,760,547	2,145,603	(2,054,727)	(16,529)	527,382	5,214,615	259,418	(1,866,666)	(213,134)	63,065	21,819,574

		Cash flows		Non-cash flows
	January 1, 2023	Increase	Decrease	Additions from acquisition	Payments from trust funds	Changes in lease payments	Fair value changes	converted into share capital converted	Foreign exchange movement and others	Others	December 31, 2023
Long-term borrowings liabilities	$1,196,652	—	(335,574)	—	—	—	—	—	—	—	861,078
Other payables from related parties	2,174,161	—	(228,096)	—	—	—	—	—	—	—	1,946,065
Guarantee deposits received	4,378	25,497	(10,752)	31,298	—	—	—	—	37	—	50,458
Other current liabilities – receipts under custody	2,828,189	—	(696,133)	9,331,061	(1,058,899)	—	—	—	—	—	10,404,218
Preference share liabilities	2,025,945	—	—	—	—	—	26,209	—	—	15,172	2,067,326
Non-current financial liabilities at fair value through profit or loss	1,433,555	430,000	(300,000)	—	—	—	143,693	—	—	—	1,707,248
Lease liabilities	1,221,591	—	(763,225)	139,647	—	133,954	—	—	(7,813)	—	724,154
Total liabilities from financing activities	$10,884,471	455,497	(2,333,780)	9,502,006	(1,058,899)	133,954	169,902	—	(7,776)	15,172	17,760,547

OBOOK HOLDINGS INC. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

Trust funds represent payments received on behalf of customers and are recorded as other financial assets. As the Company’s use of these funds is restricted, changes in these amounts are not reflected in the statement of cash flows.

Note 24. Related-party Transactions

(a)
Parent company and ultimate controlling company

OBOOK Holdings Inc. is the ultimate controlling party of the Company.

(b)
Names and relationship of related parties

Name of related party	Relationship with the Company
Chun-Kai, Wang	Key management of the Company
Chung-Han, Hsieh	Key management of the Company
Hsu, Te-Yung	Director of the Company

(c)
Significant transactions with related parties
1.
Other payables to related parties

Account	Relationship	December 31, 2025	December 31, 2024
Other payables	Key management	$2,319	10,332

Other payables represent amounts advanced by related parties on behalf of the Company for various operating expenses.

2.
Borrowings from related parties

Account	Relationship	December 31, 2025	December 31, 2024
Other payables	Key management	$1,834,920	1,713,058

Borrowings from related parties are generally interest-free and repayable within one year.

3.
SAFE agreements

Account	Relationship	December 31, 2025	December 31, 2024
Other payables	Director of the Company	$628,085	—

Amounts payable to related parties related to SAFE agreements bear interest at 5% per annum until settlement.

(d)
Key management personnel
1.
Joint guarantee

As of December 31, 2025 and 2024, certain bank borrowings of the Company were guaranteed by key management personnel.

OBOOK HOLDINGS INC. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

2.
Key management personnel compensation

For the years ended December 31, 2025, 2024 and 2023, the aggregate cash compensation that the Company paid to the independent directors was $150,020, $150,080 and $150,040, respectively. For the year ended December 31, 2025, the aggregate share-based compensation that the Company paid to the independent directors was $142,800.

	2025	2024	2023
Short-term employee benefits	$765,797	704,698	560,602
Post-employment benefits	39,545	25,052	18,136
Share-based payments	8,091,851	—	—
Total	$8,897,193	729,750	578,738

3.
Equity contributions

For the year ended December 31, 2024, key management personnel subscribed for 230,081 Class A Common Shares of the Company for total cash consideration of US$1.62 million. The relevant statutory registration procedures had been completed as of December 31, 2024.

Note 25. Pledged Assets

Pledged assets	Object	December 31, 2025	December 31, 2024
Restricted cash and time deposit (classified under other financial assets)	Restricted cash	$7,100,069	5,397,240
Restricted time deposits (classified under other financial assets-non-current)	Deposits for travel agency operation and credit card agency	241,251	183,011
Guarantee deposits paid (classified under other financial assets -non-current)	Deposits for credit card agency and office rental	433,883	538,335
Total		$7,775,203	6,118,586

Note 26. Subsequent Events.

Subsequent to the reporting date, on April 2, 2026, the Company entered into a Securities Purchase Agreement (the "SPA") with Lind Global Asset Management XV LLC (the "Investor"), pursuant to which the Company agreed to issue (i) a Senior Secured Convertible Promissory Note (the "Note") with a principal amount of US$11,500,000, reflecting a 15% original issue discount, for gross proceeds of US$10,000,000 (before transaction costs), and (ii) a Class A Common Share Purchase Warrant (the "Warrant") to purchase up to 850,340 Class A Common Shares at an exercise price of US$7.82 per share. The transaction was completed on April 6, 2026.

The Note matures on October 6, 2027, bears no interest except upon an Event of Default (at which point interest accrues at 10% per annum), and is initially convertible into Class A Common Shares at a conversion price of US$9.00 per share, subject to adjustment. The Note is a senior secured obligation of the Company, secured by substantially all assets of the Company and certain of its subsidiaries, excluding assets subject to regulatory restrictions. Certain subsidiaries of the Company entered into a guaranty jointly and severally guaranteeing all of the Company's obligations under the transaction documents.

The Company has the option to satisfy each monthly repayment obligation in Class A Common Shares at a repayment price equal to 92.5% of the average of the two lowest daily volume-weighted average prices during the 10 trading days prior to the applicable conversion date, in cash at a 5% premium to the repayment amount, or a combination thereof. The issuance of Class A Common Shares as repayment is subject to such shares being freely resaleable by Lind under Rule 144 without restriction or pursuant to an effective registration statement at the time of each repayment. The Company intends to satisfy its monthly repayment obligations primarily through the issuance of Class A Common Shares, subject to market conditions and the satisfaction of the foregoing conditions at the time of each repayment.

OBOOK HOLDINGS INC. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

The Company is required to file a resale registration statement with the SEC within 45 days of closing, the failure of which constitutes an Event of Default under the Note. The Company intends to file the resale registration statement within the required timeframe. The Company is further required to cause such registration statement to be declared effective within 120 days of closing, and will use its best efforts to meet this deadline. If the registration statement is not declared effective within 120 days of closing, the Company will be subject to registration delay payments of 1.0% of the outstanding principal amount per month, up to a maximum of 5.0% of the principal amount (equivalent to a maximum of US$575,000). The Company does not expect any such delay payments, if triggered, to have a material effect on its cash flows.
The Warrant is exercisable for cash at US$7.82 per share for a period of 60 months from the date of issuance, subject to adjustment.

The net proceeds from this financing are intended to be used for general corporate purposes, including the continued expansion of the Company's OwlPay global payment infrastructure, the pursuit of additional regulatory licenses, and working capital requirements. Management has considered the proceeds from this financing in its assessment of the Company's ability to continue as a going concern. See Note 2(c) for further details.

NOTE 27. Segment Information

(a)
General information

The Company periodically reviews operating results, focusing on operating income generated by each segment. These operating results are used for resource allocation and/or performance assessment. The Company has five reportable segments: Payment services, Hospitality-related software services, Hospitality-related platform services, E-commerce platform, and Other. Payment service mainly provides payment solutions to customers, including payment gateway services and payout services. Hospitality-related software services provide the subscription to the OwlNest PMS and the add-on room fee collection services offered to the clients using OwlNest. Hospitality-related platform services that provide an OTA platform and offline platform services offering accommodation services. The E-commerce platform segment primarily engages in selling products online. Other services consist of small OwlTing Blockchain Services projects in collaboration with the Taiwan government.

(b)
Operating segments, segment revenue and operating results

The reportable segments of the Company represent strategic business units that provide different products and services. Each strategic business unit requires different technologies and marketing strategies and therefore managed separately.

The Company’s operating segment information and reconciliation are as follows:

For the year ended December 31, 2025	Payment	Hospitality		E-commerce	Other	Total
		Software service	Platform service
Revenue
External customers	$4,416,110	1,382,483	1,541,544	516,942	4,012	7,861,091
Intersegment revenue	256,672	5,713	—	—	—	262,385
Segment revenue	$4,672,782	1,388,196	1,541,544	516,942	4,012	8,123,476
Eliminations						(262,385)
Total revenue						$7,861,091
Segment loss before tax	$(8,540,610)	(6,049,940)	(5,032,182)	(2,845,082)	(446,384)	(22,914,198)
Eliminations of intercompany profit or loss						136,703
Other corporate operating
expense						(8,892,159)
Loss on financial liabilities at fair
value through profit or loss						(76,212)
Other corporate non-operating
income and expense						(105,769)
Loss before tax						$(31,851,635)

OBOOK HOLDINGS INC. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the year ended December 31, 2024	Payment	Hospitality		E-commerce	Other	Total
		Software service	Platform service
Revenue
External customers	$4,027,727	1,158,366	1,622,861	751,635	9,041	7,569,630
Intersegment revenue	233,159	5,649	—	—	—	238,808
Segment revenue	$4,260,886	1,164,015	1,622,861	751,635	9,041	7,808,438
Eliminations						(238,808)
Total revenue						$7,569,630
Segment loss before tax	$(1,261,158)	(769,842)	(2,495,382)	(3,692,038)	8,725	(8,209,695)
Eliminations of intercompany profit or loss						191,182
Other corporate operating
expense						(1,919,679)
Loss on financial liabilities at fair
value through profit or loss						(259,418)
Other corporate non-operating
income and expense						(77,286)
Loss before tax						$(10,274,896)

OBOOK HOLDINGS INC. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2023	Payment	Hospitality		E-commerce	Other	Total
		Software service	Platform service
Revenue
External customers	$2,465,859	1,146,450	1,902,497	863,484	21,097	6,399,387
Intersegment revenue	156,433	116	—	—	—	156,549
Segment revenue	$2,622,292	1,146,566	1,902,497	863,484	21,097	6,555,936
Eliminations						(156,549)
Total revenue						$6,399,387
Segment loss before tax	$(316,241)	(656,826)	(1,719,825)	(3,384,358)	28,349	(6,048,901)
Eliminations of intercompany profit or loss						(7,215)
Other corporate operating
expense						(534,433)
Loss on financial liabilities at fair
value through profit or loss						(143,693)
Other corporate non-operating
income and expense						(53,725)
Loss before tax						$(6,787,967)

The Company recognized contract liabilities from contracts with customers are as follows:

	December 31, 2025	December 31, 2024
Contract liabilities - current	$1,869,172	1,735,806

Revenue recognized in the current reporting period amounted to $924,187, $830,533 and $808,664 for the years ended December 31, 2025, 2024 and 2023, respectively.

The changes in contract liabilities were mainly due to timing differences between when the Company fulfills its performance obligation by providing services and when the customer makes the corresponding payment.

(c)
Geographic information

Revenue from external customers and the Company’s assets are mainly located in Taiwan.

(d)
Major customers

The customer base of the Company is large and diversified, and no single customer accounted for 10% or more of the Company’s revenue.

NOTE 28.
The Nature of Expenses
(a)
Depreciation of property, plant and equipment and right-of-use

	2025	2024	2023
Recognized in cost of revenues	$364,278	342,599	287,788
Recognized in operating expenses	1,103,035	915,027	581,914
Total	$1,467,313	1,257,626	869,702

OBOOK HOLDINGS INC. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(b)
Amortization of intangible assets

	2025	2024	2023
Recognized in cost of revenues	$12,066	11,701	12,102
Recognized in operating expenses	94,627	72,127	66,359
Total	$106,693	83,828	78,461

(c)
Employee benefits expense

	2025	2024	2023
Salary	$5,710,589	5,323,137	5,398,613
Share-based payments	15,345,009	—	—
Labor and health insurance	574,946	502,756	426,515
Pension	256,815	245,471	248,684
Others	177,846	176,854	169,372
Total	$22,065,205	6,248,218	6,243,184
Employee benefits expense summarized by function
Recognized in cost of revenues	$1,317,558	994,178	949,916
Recognized in operating expenses	20,747,647	5,254,040	5,293,268
Total	$22,065,205	6,248,218	6,243,184